Media Release STATEMENT BY CHRIS GRIFFITH, CEO SALIENT FEATURES Reviewed Results I Six months ended 30 June 2022 Strong operational performance and cash generation in H1 2022 The operating environment during H1 2022 was dominated by elevated mining cost inflation driven by rising commodity and fuel prices. Despite these challenges, Gold Fields had a strong H1 2022, with production increasing 9% YoY and all-in costs rising only 6% YoY. As a result of the increased production combined with a 3% higher gold price, the company increased its normalised earnings by 16% YoY and generated strong free cash flow of US$293m. This enabled us to declare an interim dividend of 300 SA cents per share and further reduce our net debt by almost US$120m from the end of FY 2021. The proposed acquisition of Yamana, announced at the end of May 2022, was the key focus during H1 2022. We maintain the view that the acquisition of Yamana represents the best option to accelerate Gold Fields’ growth strategy and deliver long term shareholder value. Having explored both organic growth and bolt-on acquisitions, moving to completion stage of the transaction is the best opportunity to accelerate the next phase of the company’s growth in value. H1 2022 in review The Group has not had a fatal injury since April 2021. Regrettably, three serious injuries were recorded for the six-month period compared with four serious injuries in H1 2021. Attributable gold equivalent production for H1  2022 was 1,201koz, a 9% increase YoY (H1  2021: 1,104koz). AIC for H1 2022 was US$1,352/oz, 6% higher than H1 2021 (US$1,274/oz), as a result of an increase in operating costs driven by mining inflation and the increased project capex at Salares Norte. AISC for H1 2022 was US$1,148/oz (H1 2021: US$1,093/oz), a 5% increase YoY. Normalised earnings for the six months ended June 2022 increased by 16% YoY to US$498m, or US$0.56 per share, compared to US$431m, or US$0.49 per share, for H1 2021. In line with our dividend policy of paying out between 25% and 35% of normalised profit as  dividends, we have declared an interim dividend at the upper end of the payout ratio of 300 SA cents per share, which compared with the 2021 interim dividend of 210 SA cents per share. This represents a 43% increase YoY. US$293m adjusted free cash flow* +63% US$518m adjusted free cash flow from operations +31% US$498m normalised earnings +16% 1.201m ounces of attributable production +9% US$1,148 per ounce of all-in sustaining cost +5% US$1,352 per ounce of all-in cost +6% * Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. JOHANNESBURG, 25 August 2022: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2022 of US$510m (US$0.57 per share). This compared with profit of US$387m (US$0.44 per share) for the six months ended 30 June 2021. An interim dividend of 300 SA cents per share (gross) is payable on 19 September 2022. Strong cash generation and further improved balance sheet During H1 2022, Gold Fields, generated adjusted free cash flow of US$293m (after taking into account all costs in the business and all project capex), which compares to the adjusted free cash flow of US$180m in H1 2021. Looking at the core operations, the Group generated adjusted free cash flow from operations of US$518m in H1 2022, which compares to US$399m in H1 2021. There was a further improvement in the balance sheet during H1 2022. The net debt balance at the end of June 2022 was US$851m and our net debt to EBITDA ratio was 0.33x. This compares with a net debt balance of US$969m and a net debt to EBITDA ratio of 0.40x at the end of December 2021. Excluding lease liabilities, the core net debt was US$451m at the end of H1 2022.

Gold Fields H1 Results 2022

Covid-19 update

The impact of the Covid-19 pandemic abated even further in H1 2022, especially in Q2, as governments relaxed restrictions and requirements for testing, movements and gatherings. By mid- August 2022, 87% of our 22,000 strong workforce was fully vaccinated. Since the beginning of the pandemic, Gold Fields has undertaken almost 280,000 tests and to date we have had 7,800 Covid-19 positive cases, while, sadly, 20 employees and contractors have passed away from Covid-related illnesses, though none so far in 2022. The one region where there has been an impact on operations is Chile where the 4th wave of Covid-19 has had an effect on Salares Norte's program. Spending on Covid-related programmes and projects totalled approximately US$12m in H1 2022.

ESG developments

Gold Fields continues to work on implementing programmes to achieve its ambitious 2030 ESG targets for its six key priority areas. Work is progressing well, particularly in decarbonising our operations. Electricity supply to our Cerro Corona mine in Peru was certified 100% renewable during April, while the R715m, 50MW solar plant at South Deep is set for commissioning during Q3 2022. In Australia, the US$20m, 12MW solar – 4.4MW battery plant at Gruyere was fully operational this month (August), while public consultations on the renewables microgrid for St Ives commenced in July.

Regional performance

The Australian region had a solid Q2 2022, producing 269koz at AIC of A$1,657/oz (US$1,183/oz) and AISC of A$1,508/oz (US$1,076/oz) and bringing production for H1 2022 to 527koz at AIC of A$1,685/oz (US$1,211/oz).

Our mines in Ghana produced 215koz (including 45% of Asanko) during Q2 2022 at AIC of US$1,246/oz and AISC of US$1,213/oz. For the six months ended 30 June, Ghana produced 424koz at AIC of US$1,230/oz.

Cerro Corona produced 74koz (gold equivalent) at AIC of US$957 per gold equivalent ounce and AISC of US$921 per gold equivalent ounce during the June quarter, resulting in 130koz (gold equivalent) being produced in the first half at AIC of US$981 per gold equivalent ounce.

South Deep continued its strong momentum into Q2 2022, producing 86koz at AIC of R705,902/kg (US$1,410/oz) and AISC of R673,899/kg (US$1,347/oz). This resulted in H1 2022 production of 164koz at AIC of ZAR705,623/kg (US$1,425/oz).

Update on Salares Norte

Total project progressed from 62% at the end of 2021 to 77.0% at the end of H1 2022. Construction progressed 9.3% during the June quarter, bringing the overall construction progress at the end of June to 73.1%. Plant construction progressed 14.9% during Q2 2022, bringing cumulative plant construction to 63.6%.

Construction activities at Salares Norte were impacted by Covid and severe weather conditions during the latter part of Q2 2022. US$94.2m was spent on the project during the quarter. A total of US$172m was spent on the project during the six months ended 30 June 2022.

Pre-stripping at the Brecha Principal pit continued as planned and 9.0Mt was stripped during Q2 2022, bringing the total volumes moved for H1 2022 to 19.8Mt. Total volumes moved for the project to date stand at 42.7Mt, slightly ahead of plan.

The team remains focused on exploring the greater district, with US$15m on district exploration during H1 2022. A total of 11,103 metres were drilled during the first six months of 2022, comfortably ahead of the planned 9,057 metres.

Relocation of Chinchilla remains on hold until further notice from the authorities, however the team continues to monitor the two surviving Chinchilla that had already been relocated.

After managing to keep the project on track through the challenges of the past two years – Covid and elevated mining inflation – severe weather events during recent months have resulted in marginal delays in the project timeline. While work is being done to clawback the recent lost time, we estimate up to a three-month delay to the commencement of production. Consequently, there may be a knock-on impact on the ramp up to full production. Given the uncertainty around the actual extent of the delay (0-3 months) as well as the mitigation actions, we anticipate being able to provide an update to production guidance at the end of the year.

The current guidance is for first production at the end of March 2023 which will result in 200koz eq being produced in 2023. In the event that there is a one-month delay and first production is only achieved on 30 April 2023, Salares Norte will produce 165koz eq in 2023. If the delay is slightly longer and first gold is poured on 31 May, Salares Norte will produce 118koz eq in 2023 or on 15 June 2023, the mine will produce 102koz eq in 2023.

As guided in our Q1 operating update, we expect the project capex to be 5-7% higher than original guidance of US$860m real (US$920m nominal) which would have resulted in capex spend of US$920m – in line with the US$920m nominal number. Given the potential delay, capex could be in the range of US$920m-US$940m.

Proposed acquisition of Yamana

On 31 May 2022, Gold Fields and Yamana Gold Inc. announced that they have entered into a definitive agreement, under which Gold Fields will acquire all of the outstanding common shares of Yamana, pursuant to a plan of arrangement. Under the terms of the Transaction, all of the outstanding Yamana shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields or 0.6 of a Gold Fields American depositary share for each Yamana share.

The transaction is subject to the approval by both Gold Fields' and Yamana's shareholders. At this stage, we expect the shareholder meetings to take place end October/early November 2022, with a potential closing of the transaction by mid November 2022.

The transaction is also subject to, among other conditions precedent, the approval by the Ontario Superior Court of Justice (Commercial List), applicable regulatory approvals. At the end of July 2022, Gold Fields received approval by the South African Reserve Bank for the proposed acquisition of Yamana.

FY 2022 guidance unchanged

Given the solid operational performance in H1 2022, we are on track to achieve the Group production guidance provided in February 2022. Mining inflation has been higher than initially expected, however, the higher-than-expected copper by-production credit and weaker exchange rates (R/US$15.84 and US$/A$0.70) has partially offset the higher cost inflation. Consequently, we are leaving our cost guidance for the year unchanged.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.31Moz and 2.36Moz. AISC (excluding Asanko) is expected to be between US$1,140/oz and US$1,180/oz, with AIC (excluding Asanko) expected to be US$1,370/oz to US$1,410/oz.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

2022 Effective mining inflation forecast

	Forecast inflation as at February 2022	Forecast inflation as at April 2022	Forecast Inflation as at July 2022
Australia	9.4%	10.2%	11.9%
Ghana	10.9%	12.2%	11.5%
Peru	6.8%	10.5%	13.1%
South Africa	11.2%	8.6%	8.3%
Chile	2.7%	8.9%	8.4%
Group	**9.9%**	**10.5%**	**10.9%**

Chris Griffith
Chief Executive Officer

25 August 2022

2

Gold Fields H1 Results 2022

Key statistics

Figures in millions unless otherwise stated		Quarter June 2022	Quarter March 2022	Quarter June 2021	Six months ended June 2022	Six months ended June 2021
Gold produced*	oz (000)	**621**	580	563	**1,201**	1,104
Tonnes milled/treated	000	**10,689**	10,520	10,627	**21,209**	21,005
Revenue (excluding Asanko)	US$/oz	**1,820**	1,884	1,820	**1,851**	1,799
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**48**	47	44	**47**	44
All-in sustaining costs#	US$/oz	**1,146**	1,150	1,107	**1,148**	1,093
Total all-in cost#	US$/oz	**1,382**	1,320	1,297	**1,352**	1,274
Net debt	US$m	**851**	984	1,097	**851**	1,097
Net debt (excluding lease liabilities)	US$m	**451**	559	663	**451**	663
Net debt to EBITDA ratio		**0.33**	0.39	0.49	**0.33**	0.49
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				**292.7**	180.4
Profit attributable to owners of the parent	US$m				**509.7**	387.4
Profit per share attributable to owners of the parent	US c.p.s.				**57**	44
Headline earnings attributable to owners of the parent	US$m				**518.0**	395.5
Headline earnings per share attributable to owners of the parent	US c.p.s.				**58**	45
Normalised profit attributable to owners of the parent	US$m				**498.4**	430.5
Normalised profit per share attributable to owners of the parent	US c.p.s.				**56**	49

All figures in United States Dollars.

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
# Refer to pages 40 – 43.
At 30 June 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		Quarter June 2022	Quarter March 2022	Quarter June 2021	Six months ended June 2022	Six months ended June 2021
All-in cost for mining operations (pages 40 – 43)	US$/oz	**1,210**	1,198	1,173	**1,204**	1,153
Salares Norte	US$/oz	**162**	109	119	**136**	115
Corporate and other	US$/oz	**10**	13	5	**12**	6
Total all-in cost	US$/oz	**1,382**	1,320	1,297	**1,352**	1,274

All figures in United States Dollars.

Currencies and metal prices

Figures in millions unless otherwise stated	Quarter June 2022	Quarter March 2022	Quarter June 2021	Six months ended June 2022	Six months ended June 2021
US$1-ZAR	**15.58**	15.22	14.13	**15.40**	14.54
A$-US$	**0.71**	0.72	0.77	**0.72**	0.77
Gold price (US$/oz)	**1,820**	1,884	1,820	**1,851**	1,799
Copper price (US$/tonne)	**9,529**	9,985	9,711	**9,757**	9,095

All figures in United States Dollars.

3

Gold Fields H1 Results 2022

Stock data for the six months ended 30 June 2022

Number of shares in issue	
– at 30 June 2022	891,248,083
– average for the six months	890,640,752
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – Six months	US$9.11 – US$16.71
Average volume – Six months	9,299,154 shares/day
JSE LIMITED – (GFI)	
Range – Six months	ZAR142.93 – ZAR254.41
Average volume – Six months	3,786,306 shares/day

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the six months ended 30 June 2022, these measures constitute pro forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has not been reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

4

Certain forward-looking statements This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: • changes in the market price of gold, and to a lesser extent copper and silver; • material changes in the value of Rand and non-U.S. Dollar currencies; • difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa; • the ability of the Group to comply with requirements that it provide benefits to affected communities; • the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights; • court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims; • the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations; • the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures; • the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project; • changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates; • supply chain shortages and increases in the prices of production imports; • changes in health and safety regulations that could lead to claims or liability for regulatory breaches; • the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents; • loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions; • power cost increases as well as power stoppages, fluctuations and usage constraints; • regulation of greenhouse gas emissions and climate change; • high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions; • the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems; • the ability to obtain, renew and comply with, water use licences and water quality discharge standards; • the occurrence of future acid mine drainage related pollution; • geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; • economic, political or social instability in the countries where Gold Fields operates; • downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing; • reliance on outside contractors to conduct some of its operations; • ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; • the inability to modernise operations and remain competitive within the mining industry; • the effects of regional re-watering at South Deep; • the effects of a failure of a dam at a tailings facility and the closure of adjacent mines; • actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts; • the occurrence of labour disruptions and industrial actions; • the adequacy of the Group’s insurance coverage; • financial flexibility could be limited by South African exchange control regulations; • difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties; • the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders; • the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19); • the identification of a material weakness in disclosure and internal controls over financial reporting; • difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa; • liquidity risks in trading ordinary shares on JSE Limited; • Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and • shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options. Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Gold Fields H1 Results 2022 5

Gold Fields H1 Results 2022

Six months ended 30 June 2022 (H1 2022) compared with the six months ended 30 June 2021 (H1 2021)

Results for the Group

Safety and Health

The Group has not had a fatal injury since April 2021. Regrettably, 3 serious injuries were recorded for the six months ended 30 June 2022, though this was lower than the four injuries reported in the same period in 2021. Pleasingly the injury severity rate continues to decline. The Total Recordable Injury Frequency Rate (TRIFR) for the Group regressed to 2.36 for the six months ended 30 June 2022 from 1.85 for H1 2021 mainly attributed to the high turnover and lower skill level of new recruits in Australia.

Safety	H1 22	Six months ended H1 21	FY21
Fatalities	0	1	1
TRIFR[1]	2.36	1.85	2.16
Serious injuries[5]	3	4	9

[1] TRIFR = (Fatalities + Lost Time Injuries2 + Restricted Work Injuries3 + Medically Treated Injuries4) x 1,000,000/number of hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
[5] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

Environmental

No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2022, continuing the trend of preceding years.

Fresh water withdrawal dropped by 6% to 4.7 gigalitres (GL) for the six months ended 30 June 2022, mainly due to a decrease in water withdrawal at Tarkwa as the operation improved its water recycling and reuse. Water recycled/reused was 75% of total water use for the six months ended 30 June 2022 compared with 74% in H1 2021. This is because Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon-in-leach plant as well as optimized recycling/reuse at Cerro Corona during the dry season.

Group energy spend was US$206m (21% of operating costs) for the six months ended 30 June 2022 compared with US$150m (17%) in H1 2021, reflecting increased production, higher diesel prices and the inclusion of leasing costs in 2022. For the six months ended 30 June 2022, energy savings of 480 terajoules (TJ) were achieved (6% of H1 energy consumption), compared with 642 TJ (8% of energy consumption) for H1 2021.

Scope 1 and 2 CO_2 emissions were 864kt for the six months ended 30 June 2022 compared with 841kt during H1 2021, as a result of a rise in tonnes mined over the period. CO_2 emissions intensity increased slightly to 8.6kg CO_2e/t mined from 8.5kg CO_2e/t in H1 2021.

Renewable energy in H1 2022 accounted for 12% of our total electricity, with renewables providing 50% of electricity consumed by our Agnew mine in Australia and the electricity supply to our Cerro Corona mine in Peru was certified 100% renewable. The R715m, 50MW solar plant at South Deep and the USD20m, 12MW solar – 4.4MW battery plant at Gruyere are scheduled for completion in Q3 2022.

The Salares Norte Chinchilla Rescue and Relocation Plan remains suspended, pending review by the Authority of the revised Compliance Programme. The relocation delay is not expected to delay construction of the project.

Gold Fields published its fourth Climate Change Report for the 2021 financial year in line with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Gold Fields also includes the Sustainability Accounting Standards Board (SASB) key performance metrics in its non-financial data reporting.

Environmental	H1 22	Six months ended H1 21	FY21
Environmental incidents – Level 3 – 5	0	0	0
Fresh water withdrawal (GL)[1]	4.71	4.99	9.44
Water recycled/reused (% of total)	75	74	75
Energy consumption (PJ)[2]	7.02	6.85	13.90
Energy intensity (MJ/t mined)	70	70	69
CO_2 emissions (kt)[3]	864	841	1,714
CO_2 emissions intensity (kg CO_2/t mined)	8.6	8.5	8.5

[1] Relates to operations only.
[2] Petajoules (1 PJ=1,000,000MJ).
[3] CO_2 emissions comprise Scope 1 and 2 emissions[4].
[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$1.9bn for the six months ended 30 June 2022 compared with US$1.9bn for H1 2021, Gold Fields procurement from in-country suppliers was US$1.1bn for the six months ended 30 June 2022 (97% of total procurement) compared with US$1.1bn for H1 2021 (97% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 9,342 people – 53% of the total workforce (excluding projects and corporate offices) for the six months ended 30 June 2022 compared with 9,200, 52% of the total workforce, for H1 2021. Group host community procurement spend for the six months ended 30 June 2022 was US$358m (30% of total spend), compared with US$339m (31% of total) during H1 2021. Spending on socio-economic development (SED) projects in our host communities totalled US$9.2m for the six months ended 30 June 2022 compared with US$7.1m for H1 2021.

Our total workforce at the end of June was 22,294 (including projects and corporate offices), comprising 6,251 employees and 16,043 contractors compared with a total workforce of 22,110 at year-end 2021. Women comprised 23% of Gold Fields' employees at the end of June 2022 compared with 22% at the end of 2021. Of the 23%, 54% work in core mining activities. Training spend was US$3.9m for the six months ended 30 June 2022 compared with US$3.9m in H1 2021.

Social	H1 22	Six months ended H1 21	FY21
Host community procurement (% of total)	30	31	31
Host community workforce (% of total)	53	52	54
Socio-economic development spending (US$m)	9.2	7.1	16
Women in workforce (% of total)	23	21	22
Training spend (US$m)	3.9	3.9	8.3

6

H1 Operating Performance Managed equivalent gold production (including 45% share of Asanko) increased by 8% from 1,148,200oz for the six months ended 30 June 2021 to 1,245,300oz for the six  months ended 30  June  2022. Attributable equivalent gold production, (including Asanko) increased by 9% from 1,104,100oz for the six months ended 30 June 2021 to 1,200,500oz for the six months ended 30 June 2022. At the South Africa region, attributable gold production (96.4%) at South Deep increased by 28% from 3,828kg (123,100oz) for the six months ended 30  June  2021 to 4,915kg (158,000oz) for the six  months ended 30  June 2022. Managed gold sold increased by 32% from 3,868kg (124,400oz) to 5,097kg (163,900oz). Attributable gold production (90%) at the West African operations (including 45% of Asanko), decreased by 4% from 401,000oz for the six months ended 30 June 2021 to 385,800oz for the six months ended 30 June 2022 mainly due to planned decreased production at Damang and Asanko. Managed gold produced and sold at Tarkwa increased marginally from 256,900oz for the six  months ended 30  June  2021 to 257,300oz for the six months ended 30 June 2022. At Damang, managed gold produced and sold decreased by 6% from 133,500oz for the six months ended 30 June 2021 to 125,200oz for the six months ended 30 June 2022 mainly due to lower yield as a result of low-grade material fed from the stockpile to augment the ex-pit material combined with a 1% drop in plant recovery when comparing to H1 2021. Attributable gold produced at Asanko decreased by 16% from 49,700oz for the six months ended 30 June 2021 to 41,600oz for the six months ended 30 June 2022 due to lower grade ore processed. Gold sold at Asanko decreased by 24% from 52,300oz (45%) to 39,700oz (45%). Attributable equivalent gold production (99.5%) at Cerro Corona in Peru increased by 31% from 98,800oz for the six months ended 30 June 2021 to 129,300oz for the six months ended 30 June 2022 mainly due to higher grades of ore processed and higher recoveries. In H1 2021 production was also impacted by a revised mining sequence due to slope instability at the high-grade eastern side of the pit. Total managed gold equivalent production increased by 31% from 99,300oz for the six  months ended 30 June 2021 to 129,900oz for the six months ended 30 June 2022. Gold equivalent ounces sold increased by 26% from 103,500oz to 130,500oz. Gold production at the Australian (100%) operations increased by 10% from 481,200oz for the six months ended 30 June 2021 to 527,400oz for the six months ended 30 June 2022 mainly due to higher grades of ore mined and processed at Agnew, Granny Smith and Gruyere as well as improved mill performance at Gruyere. At St Ives, gold production increased by 1% from 188,500oz for the six months ended 30 June 2021 to 190,300oz for the six months ended 30 June 2022. Gold sold increased by 2% from 188,500oz to 191,700oz. At Agnew, gold production increased by 8% from 111,700oz for the six months ended 30 June 2021 to 120,500oz for the six months ended 30 June 2022 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled. The higher-grade ore was mainly sourced from the Kath lode orebody at Waroonga. Gold sold increased by 8% from 112,500oz to 121,000oz. At Granny Smith, gold production increased by 14% from 121,300oz for the six months ended 30 June 2021 to 138,300oz for the six months ended 30 June 2022 due to increased grade of ore mined at the Z120 mining area and increased grade of ore processed, partially offset by a decrease in ore milled. Gold sold increased by 13% from 122,600oz to 138,300oz. At Gruyere gold production (50% basis) increased by 31% from 59,700oz for the six months ended 30 June 2021 to 78,400oz for the six months ended 30 June 2022 due to higher grades of ore mined from Stages 2 and 3 of the Gruyere pit combined with higher grade of ore processed. Tonnes processed increased by 11% in H1 2022 when compared to H1 2021 with the processing improvement projects yielding the desired results. Gold sold increased by 31% from 60,600oz to 79,600oz. COVID-19 report The impact of the COVID-19 pandemic abated in the first half of 2022, especially in Q2, as governments relaxed restrictions and requirements for testing, movement, gatherings and masks. Having recorded no cases before February 2022, our Australia region experienced high numbers of cases, albeit mild, this did have some impact on production. We also saw the start of a 4th wave of Covid-19 in Chile in Q2 which did have some impact on contractor staff availability and Salares Norte construction. One person was hospitalized briefly during the quarter, in sharp contrast to the situation in H1 2021, when at least two employees were in hospital at any time. The diminished effect of the pandemic on the company may be attributed to a combination of the milder omicron variant, vaccination programmes across the Group, strict adherence to all government regulations/ protocols, rigorous implementation of risk-related work practices and social media awareness and return-to-work communication campaigns for employees, communities and others. By late July 2022, 88% of our total workforce was fully vaccinated, with the Americas and Australia regions and our corporate offices staff 100% fully vaccinated. 52% of our workforce had received at least one booster shot, again with the Americas and Australia regions at or close to 100%. 38% of our Americas workforce had received a second booster. Since the beginning of the pandemic, Gold Fields has undertaken almost 280,000 tests among its 22,000 strong workforce. To date we have had 7,800 COVID-19 positive cases among employees and contractors. Regrettably, 20 employees and contractors have passed away, the last in H2 2021. Spending on COVID-19 related programmes and projects totalled US$12m during H1 2022. Gold Fields H1 Results 2022 7

Gold Fields H1 Results 2022

Revenue

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 3% from US$1,799/eq oz for the six months ended 30 June 2021 to US$1,851/eq oz for the six months ended 30 June 2022. The average Rand gold price increased by 11% from R838,127/kg to R926,383/kg. The average Australian Dollar gold price increased by 11% from A$2,340/oz to A$2,600/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 4% from US$1,801/oz for the six months ended 30 June 2021 to US$1,881/oz for the six months ended 30 June 2022. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 6% from US$1,772/eq oz for the six months ended 30 June 2021 to US$1,668/eq oz for the six months ended 30 June 2022. The average US Dollar/Rand exchange rate weakened by 6% from R14.54 for the six months ended 30 June 2021 to R15.40 for the six months ended 30 June 2022. The average Australian/US Dollar exchange rate weakened by 6% from A$1.00 = US$0.77 to A$1.00 = US$0.72.

Gold equivalent ounces sold (excluding Asanko) increased by 10% from 1.10Moz to 1.21Moz. Revenue from Asanko is not included in Group revenue as Asanko results are Equity-accounted.

Revenue increased by 13% from US$1,984m for the six months ended 30 June 2021 to US$2,235m for the six months ended 30 June 2022 due to the 10% higher gold sold and 3% higher gold price received.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 11% from US$832m for the six months ended 30 June 2021 to US$923m for the six months ended 30 June 2022 mainly due to inflationary increases of US$130m affecting all the regions partially offset by a US$39m impact of the weakening of the Australian Dollar and South African Rand.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 19% from R2,150m (US$148m) for the six months ended 30 June 2021 to R2,558m (US$166m) for the six months ended 30 June 2022. Limiting the increase in cost of sales before amortisation and depreciation to 19% demonstrates good cost control considering a 28% increase in production combined with inflationary cost pressures.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 9% from US$233m for the six months ended 30 June 2021 to US$254m for the six months ended 30 June 2022 mainly due to increased prices on items such as diesel and explosives increasing the mining unit costs. These increases are on the back of the abnormal global inflation pressures seen at present.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 2% from US$91m for the six months ended 30 June 2021 to US$93m for the six months ended 30 June 2022.

At the Australia region, cost of sales before amortisation and depreciation increased by 22% from A$466m (US$360m) for the six months ended 30 June 2021 to A$569m (US$409m) for the six months ended 30 June 2022. This increase is mainly due to a 10% increase in production and an increase in ore tonnes and operational waste tonnes mined at the Gruyere pit. The costs in the Australian region were also negatively impacted by abnormally high pressures on commodity inputs and employee costs which included retention payments in order to contain the abnormally high employee turnover in Australia during the six months ended 30 June 2022.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 20% from US$315m for the six months ended 30 June 2021 to US$378m for the six months ended 30 June 2022 mainly due to a US$75m increase related to higher production partially offset by a US$12m impact of the weakening of the Australian Dollar and South African Rand.

Investment Income

Investment income remained similar at US$4m.

Finance expense

Finance expense for the Group increased by 6% from US$36m for the six months ended 30 June 2021 to US$38m for the six months ended 30 June 2022 due to an allocation of lease and rehabilitation interest partially offset by lower borrowings and higher interest capitalised during the six months ended 30 June 2022. Interest expense on borrowings of US$38m, interest lease liability of US$11m and rehabilitation interest of US$6m partially offset by interest capitalised of US$17m for the six months ended 30 June 2022 compared with interest expense on borrowings of US$41m, partially offset by interest capitalised of US$5m for the six months ended 30 June 2021.

Share of results of Equity-accounted investees after taxation

The share of results of Equity-accounted investees after taxation of a loss of US$5m for the six months ended 30 June 2022 compared to an income of US$17m for the six months ended 30 June 2021. The decrease is as a result of lower profitability at Asanko for the six months ended 30 June 2022.

Gain/(loss) on foreign exchange

The gain on foreign exchange of US$16m for the six months ended 30 June 2022 compared with a loss on foreign exchange of US$7m for the six months ended 30 June 2021 and related to the conversion of offshore cash holdings into their functional currencies.

Gain/(loss) on financial instruments

The gain on financial instruments of US$23m for the six months ended 30 June 2022 compared with a loss of US$53m for the six months ended 30 June 2021.

	Six months ended	
	June 2022	June 2021
Ghana oil hedge	**14**	10
Australia oil hedge	**9**	6
Salares Norte foreign currency hedge	**—**	(18)
Peru copper hedge	**—**	(31)
Australia gold hedge	**—**	(19)
Maverix warrants – loss on fair value	**—**	(1)
Gain/(loss) on financial instruments	**23**	(53)
Unrealised gain/(loss) and prior year marked-to-market reversals on derivative contracts	**8**	(38)
Realised gain/(loss) on derivative contracts	**15**	(14)
Maverix warrants – loss on fair value	**—**	(1)
Gain/(loss) on financial instruments	**23**	(53)

Share based payments

Share-based payments for the Group decreased by 33% from US$6m for the six months ended 30 June 2021 to US$4m for the six months ended 30 June 2022 mainly due to lower forecast vesting percentages of share-based payments.

Long-term incentive plan

The long-term incentive plan decreased by 8% from US$12m for the six months ended 30 June 2021 to US$11m for the six months ended 30 June 2022 due to the current marked-to-market valuation of the plan reflecting forecast performance.

Other costs, net

Other costs for the Group decreased by 66% from US$32m for the six months ended 30 June 2021 to US$11m for the six months ended 30 June 2022 and mainly related to the reallocation of lease interest and rehabilitation interest to the interest line in 2022.

8

Gold Fields H1 Results 2022

Exploration expense
Exploration expense remained flat at US$33m for the six months ended 30 June 2022. The US$33m spend for the six months ended 30 June 2022 included US$15m spend at Salares Norte and US$18m related to exploration spend at the other operations. The US$33m spend for the six months ended 30 June 2021 included US$13m spend at Salares Norte and US$20m related to exploration spend at the other operations.

Non-recurring items
Non-recurring expenses of US$10m for the six months ended 30 June 2022 compared with an income of US$3m for the six months ended 30 June 2021.

Non-recurring expenses of US$10m for the six months ended 30 June 2022 mainly includes:

- impairment of FSE of US$6m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; and
- write-off of redundant assets at Cerro Corona and Salares Norte of US$4m.

Non-recurring income of US$3m for the six months ended 30 June 2021 mainly includes:

- US$9m income related to profit on disposal of assets, partially offset by;
- net impairment of FSE of US$4m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- donations made to various bodies in response to COVID-19 of US$1m; and
- other costs of US$1m.

Royalties
Government royalties for the Group increased by 9% from US$54m for the six months ended 30 June 2021 to US$59m for the six months ended 30 June 2022 in line with the higher revenue.

Mining and Income Taxation
The taxation charge for the Group increased by 27% from US$216m for the six months ended 30 June 2021 to US$274m for the six months ended 30 June 2022 in line with the higher profit before tax. Normal taxation increased by 17% from US$192m for the six months ended 30 June 2021 to US$224m for the six months ended 30 June 2022. The deferred tax charge increased by 104% from US$24m for the six months ended 30 June 2021 to US$49m for the six months ended 30 June 2022 due to an additional charge of US$5m (R76m) as a result of the change in the effective tax rate at South Deep from 29% to 28% for the six months ended 30 June 2022.

Profit for the period
Profit for the period increased by 30% from US$410m for the six months ended 30 June 2021 to US$534m for the six months ended 30 June 2022.

Net profit attributable to owners of the parent for the Group increased by 32% from US$387m or US$0.44 per share for the six months ended 30 June 2021 to US$510m or US$0.57 per share for the six months ended 30 June 2022.

Headline earnings attributable to owners of the parent for the Group increased by 31% from US$396m or US$0.45 per share for the six months ended 30 June 2021 to US$518m or US$0.58 per share for the six months ended 30 June 2022.

Normalised profit for the Group increased by 16% from US$431m or US$0.49 per share for the six months ended 30 June 2021 to US$498m or US$0.56 per share for the six months ended 30 June 2022.

Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:

	Six months ended	
US$'m	June 2022	June 2021
Profit for the period attributable to owners of the parent	**509.7**	387.4
Non-recurring items	**9.8**	(2.8)
Tax effect of non-recurring items	**(1.4)**	1.7
Non-controlling interest effect of non-recurring items	**(0.1)**	(0.1)
(Gain)/loss on foreign exchange	**(16.0)**	7.4
Tax effect of (gain)/loss on foreign exchange	**5.8**	(1.9)
Non-controlling interest effect of (gain)/loss on foreign exchange	**0.7**	0.1
(Gain)/loss on financial instruments	**(23.4)**	53.1
Tax effect of (gain)/loss on financial instruments	**7.5**	(15.0)
Non-controlling interest effect of (gain)/loss on financial instruments	**0.9**	0.6
South Deep deferred tax change	**4.9**	—
Normalised profit attributable to owners of the parent	**498.4**	430.5

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow
Cash flow from operating activities
Cash inflow from operating activities increased by 26% from US$689m for the six months ended 30 June 2021 to US$871m for the six months ended 30 June 2022. The increase was mainly due to a higher profit before royalties and taxation as well as a release of working capital. This was partially offset by a higher royalties and taxation payment for the six months ended 30 June 2022.

Dividends paid
Dividends paid decreased by 21% from US$212m for the six months ended 30 June 2021 to US$168m for the six months ended 30 June 2022. The dividend paid of US$168m for the six months ended 30 June 2022 comprised dividends paid to owners of the parent of US$153m related to the 2021 final dividend and dividends paid to non-controlling interest holders of US$15m. The dividend paid of US$212m for the six months ended 30 June 2021 comprised dividends paid to owners of the parent of US$190m related to the 2020 final dividend and dividends paid to non-controlling interest holders of US$22m.

Cash flow from investing activities
Cash outflow from investing activities increased by 18% from US$469m for the six months ended 30 June 2021 to US$552m for the six months ended 30 June 2022.

Capital expenditure
Capital expenditure increased by 20% from US$456m for the six months ended 30 June 2021 to US$545m for the six months ended 30 June 2022. The capital expenditure of US$545m for the six months ended 30 June 2022 comprised of sustaining capital expenditure of US$340m and non-sustaining capital expenditure of US$205m. The capital expenditure of US$456m for the six months ended 30 June 2021 comprised of sustaining capital expenditure of US$262m and non-sustaining capital expenditure of US$194m.

Sustaining capital expenditure, (excluding Asanko), increased by 30% from US$262m for the six months ended 30 June 2021 to US$340m for the six months ended 30 June 2022 mainly due to increases from South Deep, Damang and Tarkwa.

9

Non-sustaining capital expenditure (excluding Asanko), increased by 6% from US$194m for the six months ended 30 June 2021 to US$205m for the six months ended 30 June 2022. This movement is mainly attributable to the project capital incurred while constructing Salares Norte. Growth expenditure of US$205m for the six  months ended 30  June  2022 comprised US$145m at Salares Norte, US$40m at the Australian operations, US$4m at Cerro Corona, US$11m at South Deep and US$5m at Damang. Growth expenditure of US$194m for the six months ended 30  June  2021 comprised US$133m at Salares Norte, US$35m at the Australian operations, US$12m at Cerro Corona, US$10m at South Deep and US$4m at Damang. At the South Africa region at South Deep, capital expenditure increased by 128% from R428m (US$29m) for the six months ended 30 June 2021 to R978m (US$64m) for the six months ended 30 June 2022 mainly due to increased spending on the solar plant of R375m (US$24m), mining fleet and the Doornpoort phase 2 construction. At the West Africa region, (excluding Asanko), capital expenditure increased by 30% from US$118m for the six months ended 30 June 2021 to US$153m for the six months ended 30 June 2022. At Tarkwa, capital expenditure increased by 11% from US$108m to US$120m mainly as a result of timing on TSF construction activities and higher capital waste expenditure driven by higher mining unit rates. Capital expenditure at Damang increased by 227% from US$10m to US$33m due to the capital waste stripping at the Huni pit (US$25m) not included in H1 2021. Capital expenditure at Asanko (on a 100% basis) decreased by 71% from US$21m for the six  months ended 30  June  2021 to US$6m for the six months ended 30 June 2022. The Asanko capital expenditure is not included in the Group capital expenditure. At the South America region at Cerro Corona, capital expenditure decreased by 13% from US$19m for the six months ended 30 June 2021 to US$16m for the six months ended 30 June 2022, mainly due to the Arpon waste storage facility construction (US$8m) included in the capital for H1 2021. At Salares Norte, capital expenditure increased by 9% from US$133m for the six  months ended 30  June  2021 to US$145m for the six months ended 30 June 2022. At the Australia region, capital expenditure increased by 14% from A$202m (US$156m) for the six months ended 30 June 2021 to A$231m (US$166m) for the six  months ended 30  June  2022. At St Ives, capital expenditure increased by 24% from A$66m (US$51m) to A$83m (US$59m) due to increased pre-strip activities at Neptune stage 7 pit. Agnew, capital expenditure increased by 25% from A$55m (US$42m) to A$69m (US$49m) mainly due to increased expenditure incurred on the mill crushing circuit replacement project. At Granny Smith, capital expenditure increased by 10% from A$53m (US$41m) for the six  months ended 30 June 2021 to A$58m (US$41m) for the six months ended 30 June 2022 mainly due to increased expenditure on development of the Z135 area. At  Gruyere, capital expenditure (50% basis) decreased by 23% from A$29m (US$22m) for the six  months ended 30  June  2021 to A$22m (US$16m) for the six months ended 30 June 2022 reflecting the completion of pre-stripping stage 3 of the pit. Proceeds on disposal of property, plant and equipment Proceeds on disposal of property, plant and equipment of US$nil for the six months ended 30 June 2022 compared with US$2m for the six months ended 30 June 2021. Purchase of investments Purchase of investments increased by 100% from US$3m for the six months ended 30 June 2021 to US$6m for the six months ended 30 June 2022. The purchase of US$6m for the six months ended 30 June 2022 comprised purchases of bonds for the insurance captive of US$5m as well as a purchase of Chakana Copper Corporation shares of US$1m. The purchase of investments of US$3m for the six months ended 30 June 2021 related to a purchase of 6.6m shares in Chakana. Redemption of Asanko preference shares Redemption of Asanko preference shares of US$5m for the six months ended 30  June  2021 compared to US$nil for the six  months ended 30 June 2022. Environmental payments Environmental payments increased by 420% from US$5m for the six months ended 30 June 2021 to US$26m for the six months ended 30  June  2022. The contributions of US$26m for the six  months to 30 June 2022 comprise US$15m by the Australia region, US$4m by the Ghanaian region, US$5m by Cerro Corona in Peru and US$1m by South Deep in South Africa. The contributions of US$5m for the six months to 30 June 2021 comprised US$4m by the Ghanaian region and US$1m by South Deep in South Africa. Cash flow from financing activities Net cash inflow from financing activities of US$69m for the six months ended 30  June  2022 compared with an outflow of US$197m for the six months ended 30 June 2021. The cash inflow for the six months ended 30 June 2022 related to the drawdown of US$207m on offshore loans, partially offset by loan repayments of US$105m and payment of principal lease liabilities of US$33m. The cash outflow for the six months ended 30 June 2021 related to the repayment of US$361m on offshore loans and payment of principal lease liabilities of US$41m, partially offset by loan drawdowns of US$205m. Net cash flow The net cash inflow for the Group of US$220m for the six months ended 30 June 2022 compared with an outflow of US$190m for the six months ended 30  June  2021. After accounting for a negative translation adjustment of US$21m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2022 was US$199m. The cash balance at 30 June 2022 of US$724m compared with US$704m at 30 June 2021. Adjusted free cash flow Adjusted free cash flow increased by 63% from US$180m for the six months ended 30 June 2021 to US$293m for the six months ended 30  June  2022 due to higher cash flows from operating activities and lower dividends, partially offset by higher capital expenditure. The US$293m adjusted free cash flow for the six  months ended 30 June 2022 comprised: US$518m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$172m spend at Salares Norte (comprising US$145m in capex, US$15m in exploration, a US$6m investment in working capital and other costs of US$8m, partially offset by a credit of US$2m from the realised portion of the FX hedge) less US$32m of net non-mine interest paid as well as US$21m on non-mine based costs mainly due to working capital movements. The US$180m adjusted free cash flow for the six  months ended 30 June 2021 comprised: US$399m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$149m spend at Salares Norte (comprising US$133m in capex, US$13m in exploration, a US$12m investment in working capital, a tax payment of US$9m and other costs of US$5m, partially offset by a credit of US$23m from the realised portion of the FX hedge) plus redemption of Asanko preference shares of US$5m, less US$33m of net non-mine interest paid as well as US$42m on non-mine based costs mainly due to working capital movements. Statement of financial position Net debt decreased by 12% from US$969m at 31 December 2021 to US$851m at 30 June 2022. Net debt excluding lease liabilities decreased by 18% from US$553m at 31 December 2021 to US$451m at 30 June 2022. Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents. Net debt/adjusted EBITDA The net debt/adjusted EBITDA ratio of 0.33 at 30 June 2022 compared with 0.49 at 30 June 2021. The net debt/adjusted EBITDA ratio of 0.33 at 30 June 2022 is based on net debt of US$851m and adjusted EBITDA of US$2,590m. The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 is based on net debt of US$1,097m and adjusted EBITDA of US$2,225m. 10 Gold Fields H1 Results 2022

Adjusted EBITDA Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2022 and is determined as follows in US$ million: US$’m June 2022 Revenue 4,447 Cost of sales before amortisation and depreciation (1,753) Exploration and project costs (60) Other costs* (44) 2,590 * Other costs include other non-mine based costs and hedge losses. Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. US$’m June 2021 Revenue 4,121 Cost of sales before amortisation and depreciation (1,553) Exploration and project costs (47) Other costs* (296) 2,225 * Other costs relate mostly to the hedge losses for the year. Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. All-in sustaining and total all-in cost The Group all-in sustaining costs increased by 5% from US$1,093/oz for the six months ended 30 June 2021 to US$1,148/oz for the six months ended 30 June 2022 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. If the all-in sustaining costs are normalised for  the weakening of the currencies by using the same exchange rates as  in the first six  months of 2021, the all-in sustaining costs would be US$1,196/oz for the six months ended 30 June 2022. This represents a 9% increase in all-in sustaining costs compared with the six months ended 30 June 2021. Total all-in cost increased by 6% from US$1,274/oz for the six months ended 30  June  2021 to US$1,352/oz for the six  months ended 30  June  2022 mainly due to higher sustaining and non-sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. The higher non-sustaining capital expenditure was mainly at Salares Norte which increased from US$133m for the six months ended 30 June 2021 to US$145m for the six months ended 30 June 2022 in line with the project progress. Normalising for the exchange rate differences, the total all-in cost would be US$1,404/oz for the six months ended 30 June 2022, a 10% increase when compared with the six months ended 30 June 2021. Gold Fields H1 Results 2022 11

Gold Fields H1 Results 2022

Review of Operations

Six months ended 30 June 2022 compared with six months ended 30 June 2021

Figures may not add as they are rounded independently.

South Africa region

South Deep

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	**815.6**	745.2	9%
Waste mined	000 tonnes	**98.8**	87.3	13%
Total tonnes	000 tonnes	**914.4**	832.5	10%
Grade mined – underground reef	g/t	**6.17**	5.94	4%
Grade mined – underground total	g/t	**5.50**	5.32	3%
Gold mined	kg	**5,031**	4,426	14%
	000'oz	**161.7**	142.3	14%
Destress	m²			–%
Development	m	**5,705**	4,723	21%
Secondary support	m	**7,051**	6,382	10%
Backfill	m³	**153.8**	120.8	27%
Ore milled – underground reef	000 tonnes	**761**	751	1%
Ore milled – underground waste	000 tonnes	**79**	56	41%
Ore milled – surface	000 tonnes	**659**	665	(1)%
Total tonnes milled	000 tonnes	**1,499**	1,472	2%
Yield – underground reef	g/t	**6.59**	5.20	27%
Surface yield	g/t	**0.13**	0.10	30%
Total yield	g/t	**3.40**	2.70	26%
Gold produced	kg	**5,097**	3,970	28%
	000'oz	**163.9**	127.6	28%
Gold sold	kg	**5,097**	3,868	32%
	000'oz	**163.9**	124.4	32%
AISC	R/kg	**672,915**	639,288	5%
	US$/oz	**1,359**	1,368	(1)%
AIC	R/kg	**705,623**	674,965	5%
	US$/oz	**1,425**	1,444	(1)%
Sustaining capital expenditure	Rm	**811.3**	290.1	180%
	US$m	**52.7**	20.0	164%
Non-sustaining capital expenditure	Rm	**166.7**	138.0	21%
	US$m	**10.8**	9.5	14%
Total capital expenditure	Rm	**978.0**	428.1	128%
	US$m	**63.5**	29.5	115%
Adjusted free cash flow	Rm	**1,131.2**	406.9	178%
	US$m	**73.5**	28.0	163%

South Deep H1 2022 performance continues to show significant improvement in line with the production ramp-up to the steady state 12t gold output annually by 2025. Ore mined increased by 9% to 815,600t for the six months ended 30 June 2022 from 745,200t for the six months ended 30 June 2021 and gold produced increased by 28% to 5,097kg (163,900oz) for the six months ended 30 June 2022 from 3,970kg (127,600oz) for the six months ended 30 June 2021. These increases are a result of higher underground ore and grade mined, which is in line with the Business plan and production ramp-up.

Development increased by 21% to 5,705 metres for the six months ended 30 June 2022 from 4,723 metres for the six months ended 30 June 2021 as a result of an increase in rig productivity rates, which is in line with the production plan.

Waste mined increased by 13% to 98,800t for the six months ended 30 June 2022 from 87,300t for the six months ended 30 June 2021 as a result of an increase in capital infrastructure development and Cut-5 access development in the North of wrench mining area.

Secondary support increased by 10% to 7,051 metres for the six months ended 30 June 2022 from 6,382 metres for the six months ended 30 June 2021 in line with the increase in development metres and stoping volumes. Backfill increased by 27% to 153,800m³ for six months ended 30 June 2022 from 120,800m³ for the six months ended 30 June 2021 as a result of improved stope availability.

Underground reef yield increased by 27% to 6.59g/t for the six months ended 30 June 2022 from 5.20g/t for the six months ended 30 June 2021 due to mining higher grade reefs in line with the mine plan.

All-in cost increased by 5% to R705.623/kg (US$1,425/oz) for the six months ended 30 June 2022 from R674,965/kg (US$1,444/oz) for the six months ended 30 June 2021 mainly due to higher cost of sales before amortisation and depreciation (inflation and higher production levels), and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 128% to R978m (US$64m) for the six months ended 30 June 2022 from R428m (US$30m) for the six months ended 30 June 2021 as explained below.

Sustaining capital expenditure increased by 180% to R811m (US$53m) for the six months ended 30 June 2022 from R290m (US$20m) for the six months ended 30 June 2021 mainly due to inflationary increases, equipment deliveries, Doornpoort tailings facility expansion and the commencement of the building of the solar plant. Non-sustaining capital expenditure increased by 21% to R167m (US$11m) for the six months ended 30 June 2022 from R138m (US$10m) for the six months ended 30 June 2021. This increase was mainly due to the advancement of the development on 100L and 105L with associated infrastructure.

South Deep generated adjusted free cash flow of R1,131m (US$74m) for the six months ended 30 June 2022 compared with an inflow of R407m (US$28m) for the six months ended 30 June 2021. The increase is mainly due to 32% increase in gold sold and a higher realised gold price received, partially offset by higher cost of sales before amortisation and depreciation as well as higher capital expenditure.

Guidance 2022

Guidance for 2022 provided in February remains unchanged as follows:

- Gold produced ~ 9,600kg (308,600oz) to 9,700kg (311,800oz);
- Capital expenditure ~ R1,930m (US$124m);
- All-in sustaining costs ~ R715,000/kg (US$1,430/oz); and
- Total all-in cost ~ R755,000/kg (US$1,510/oz).

12

Gold Fields H1 Results 2022

West Africa region

Ghana

		June 2022	June 2021	% Variance
Gold production	000'oz	**424.0**	440.1	(4)%
AISC	US$/oz	**1,197**	1,081	11%
AIC	US$/oz	**1,230**	1,114	10%
Adjusted free cash flow	US$m	**154.4**	181.9	(15)%

Total production (100% basis for Tarkwa and Damang and 45% for Asanko) decreased by 4% to 424koz for the six months ended 30 June 2022 from 440koz for the six months ended 30 June 2021 mainly due to the planned decrease in production from Damang and Asanko on the back of lower yield at both operations.

All-in cost increased by 10% to US$1,230/oz for the six months ended 30 June 2022 from US$1,114/oz for the six months ended 30 June 2021 mainly due to lower gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.

The region produced adjusted free cash flow (excluding Asanko) of US$154m for the six months ended 30 June 2022 compared with US$182m for the six months ended 30 June 2021. Gold Fields received US$nil on the redemption of preference shares from Asanko for the six months ended 30 June 2022 compared with US$5m received for the six months ended 30 June 2021. If included the total cash flow would be US$154m for the six months ended 30 June 2022 compared with US$187m for the six months ended 30 June 2021.

Tarkwa

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	**6,341**	5,178	22%
Waste (capital)	000 tonnes	**22,305**	28,212	(21)%
Waste (operational)	000 tonnes	**14,714**	13,001	13%
Total waste mined	000 tonnes	**37,019**	41,213	(10)%
Total tonnes mined	000 tonnes	**43,360**	46,391	(7)%
Grade mined	g/t	**1.14**	1.43	(20)%
Gold mined	000'oz	**232.6**	237.8	(2)%
Strip ratio	waste/ ore	**5.8**	8.0	(28)%
Tonnes milled	000 tonnes	**6,966**	6,982	—%
Yield	g/t	**1.15**	1.14	1%
Gold produced	000'oz	**257.3**	256.9	—%
Gold sold	000'oz	**257.3**	256.9	—%
AISC	US$/oz	**1,306**	1,203	9%
AIC	US$/oz	**1,306**	1,203	9%
Sustaining capital expenditure	US$m	**120.2**	107.7	12%
Non-sustaining expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**120.2**	107.7	12%
Adjusted free cash flow	US$m	**104.3**	115.1	(9)%

Gold production (100% basis) increased marginally to 257,300oz for the six months ended 30 June 2022 from 256,900oz for the six months ended 30 June 2021. Yield remained similar at 1.15g/t for the six months ended 30 June 2022. Ore rehandled from stockpiles was 958kt at a grade of 1.54g/t for the six months ended 30 June 2022 compared to 2,256kt at a grade of 0.78g/t for the six months ended 30 June 2021.

Total tonnes mined, including capital waste stripping, decreased by 7% to 43.4Mt for the six months ended 30 June 2022 from 46.4Mt for the six months ended 30 June 2021 in line with the 2022 production schedule.

Ore tonnes mined increased by 22% to 6.3Mt for the six months ended 30 June 2022 from 5.2Mt for the six months ended 30 June 2021. Capital waste tonnes mined decreased by 21% to 22.3Mt for the six months ended 30 June 2022 from 28.2Mt for the six months ended 30 June 2021 due to focus on ore and operational waste mining. Operational waste mined, increased by 13% to 14.7Mt for the six months ended 30 June 2022 from 13.0Mt for the six months ended 30 June 2021. Strip ratio decreased by 28% to 5.8 for the six months ended 30 June 2022 from 8.0 for the six months ended 30 June 2021 due to increased ore mined in line with the 2022 production schedule.

All-in cost increased by 9% to US$1,306/oz for the six months ended 30 June 2022 from US$1,203/oz for the six months ended 30 June 2021 due to higher royalty tax, on the back of higher gold prices, higher mining cost as a result of an increase in fuel and explosives price and higher capital expenditure as a result of increased activities and inflation.

Capital expenditure increased by 12% to US$120m for the six months ended 30 June 2022 from US$108m for the six months ended 30 June 2021 due to higher capital waste expenditure as a result of higher mining unit rates.

Tarkwa generated adjusted cash flow of US$104m for the six months ended 30 June 2022 compared with US$115m for the six months ended 30 June 2021 mainly due to higher capital expenditure and higher costs partially offset by a higher gold price received.

Guidance 2022

Inflationary increases in fuel and explosive prices and increases in royalty tax as a result of the higher forecasted gold price resulted in a revision of Tarkwa's guidance as follows:

- Gold produced ~ 515,000oz (unchanged);
- Capital expenditure ~ US$228 (original guidance US$198m);
- All-in sustaining costs ~ US$1,340/oz, (original guidance US$1,230/oz); and
- Total all-in cost ~ US$1,340/oz, (original guidance US$1,230/oz).

Damang

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	**3,610**	4,277	(16)%
Waste (capital)	000 tonnes	**4,312**	—	—%
Waste (operational)	000 tonnes	**4,629**	7,527	(39)%
Total waste mined	000 tonnes	**8,941**	7,527	19%
Total tonnes mined	000 tonnes	**12,551**	11,804	6%
Grade mined	g/t	**1.57**	1.57	—%
Gold mined	000'oz	**182.6**	216.4	(16)%
Strip ratio	waste/ ore	**2.5**	1.8	39%
Tonnes milled	000 tonnes	**2,351**	2,352	—%
Yield	g/t	**1.66**	1.77	(6)%
Gold produced	000'oz	**125.2**	133.5	(6)%
Gold sold	000'oz	**125.2**	133.5	(6)%
AISC	US$/oz	**884**	753	17%
AIC	US$/oz	**964**	810	19%
Sustaining capital expenditure	US$m	**27.9**	5.9	373%
Non-sustaining expenditure	US$m	**5.2**	4.3	21%
Total capital expenditure	US$m	**33.1**	10.2	225%
Adjusted free cash flow	US$m	**50.1**	66.8	(25)%

Gold production (100%) decreased by 6% to 125,200oz for the six months ended 30 June 2022 from 133,500oz for the six months ended 30 June 2021 mainly due to lower yield. Yield decreased by 6% to 1.66g/t for the six months ended 30 June 2022 from 1.77g/t for the six months ended 30 June 2021 in line with the plan. This was a function of the

13

Gold Fields H1 Results 2022

low-grade material fed from the stockpile to augment the ex-pit material as the mine nears the end of the pit life. A total of 294kt ore was rehandled from the stockpile for the six months ended 30 June 2022 at a grade of 1.32g/t compared with 421kt at a grade of 1.96g/t for the six months ended 30 June 2021. In addition, plant recovery decreased to 92% for the six months ended 30 June 2022 compared with the 93% for the six months ended 30 June 2021 on the back of the lower grade.

Total tonnes mined increased by 6% to 12.6Mt for the six months ended 30 June 2022 from 11.8Mt for the six months ended 30 June 2021 due the to inclusion of Huni pit mining.

Operational waste tonnes decreased by 39% to 4.6Mt for the six months ended 30 June 2022 from 7.5Mt for the six months ended 30 June 2021 in line with the plan. Ore tonnes mined decreased by 16% to 3.6Mt for the six months ended 30 June 2022 from 4.3Mt for the six months ended 30 June 2021.

Gold mined decreased by 16% to 182,600oz for the six months ended 30 June 2022 from 216,400oz for the six months ended 30 June 2021 due to lower ore tonnes mined.

Strip ratio increased by 39% to 2.5 for the six months ended 30 June 2022 from 1.8 for the six months ended 30 June 2021 due to the increased capital waste stripping in the Huni pit.

All-in cost increased by 19% to US$964/oz for the six months ended 30 June 2022 from US$810/oz for the six months ended 30 June 2021 due to lower gold sold and higher capital expenditure due to the Huni waste stripping, partially offset by lower cost of sales before amortisation and depreciation.

Capital expenditure increased by 225% to US$33m for the six months ended 30 June 2022 from US$10m for the six months ended 30 June 2021. Sustaining capital expenditure increased by 373% to US$28m for the six months ended 30 June 2022 from US$6m for the six months ended 30 June 2021 due to expenditure on Huni waste stripping. Non-sustaining capital expenditure increased by 21% to US$5m for the six months ended 30 June 2022 from US$4m for the six months ended 30 June 2021 due to Stage 4 design and Zone C rockfill placement of the FETSF.

Damang generated adjusted free cash flow of US$50m for the six months ended 30 June 2022 compared with US$67m for the six months ended 30 June 2021 mainly due to the decrease in gold sold, and higher costs and capital.

Guidance 2022

Damang gold production remains unchanged. However, increases in fuel and explosive prices, rise and fall indices and other inflationary pressures have impacted on the year's AIC. In addition to the above, royalty has also increased due to the higher forecasted gold price. Damang's guidance is therefore revised as follows:

- Gold produced ~ 229,000oz (unchanged);
- Capital expenditure ~ US$58m (original guidance US$52m);
- All-in sustaining costs ~ US$1,020/oz (original guidance US$950/oz), and
- Total all-in cost ~ US$1,100/oz (original guidance US$1,030/oz).

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	**1,750**	3,174	(45)%
Waste (capital)	000 tonnes	**—**	1,479	(100)%
Waste (operational)	000 tonnes	**6,599**	17,146	(62)%
Total waste mined	000 tonnes	**6,599**	18,625	(65)%
Total tonnes mined	000 tonnes	**8,349**	21,799	(62)%
Grade mined	g/t	**1.53**	1.27	20%
Gold mined	000'oz	**86.0**	129.5	(34)%
Strip ratio	waste/ ore	**3.8**	5.9	(36)%
Tonnes milled	000 tonnes	**2,888**	2,919	(1)%
Yield	g/t	**0.99**	1.18	(16)%
Gold produced	000'oz	**92.4**	110.4	(16)%
Gold sold	000'oz	**88.2**	116.3	(24)%
AISC	US$/oz	**1,482**	1,314	13%
AIC	US$/oz	**1,576**	1,448	9%
Sustaining capital expenditure	US$m	**4.1**	10.6	(61)%
Non-sustaining expenditure	US$m	**1.9**	10.2	(81)%
Total capital expenditure	US$m	**6.0**	20.8	(71)%
Redemption of preference shares	US$m	**—**	5.0	(100)%

Gold production decreased by 16% to 92,400oz (100% basis) for the six months ended 30 June 2022 from 110,400oz (100% basis) for the six months ended 30 June 2021 mainly due to lower tonnes milled and lower yield. The decrease in gold production is in line with the guidance provided in Q1 of ramping down in mining activities at Esaase and Akwasiso Cut 3. Mining activities at the Esaase pit was ended in May 2022.

Total tonnes mined decreased by 62% to 8.3Mt for the six months ended 30 June 2022 from 21.8Mt for the six months ended 30 June 2021. Waste tonnes mined decreased by 65% to 6.6Mt for the six months ended 30 June 2022 from 18.6Mt for the six months ended 30 June 2021 mainly due to lower stripping of Akwasiso Cut 3 and suspension of mining activities at Esaase in May 2022. Similarly, ore tonnes mined decreased by 45% to 1.8Mt for the six months ended 30 June 2022 from 3.2Mt tonnes for the six months ended 30 June 2021.

All-in cost increased by 9% to US$1,576/oz for the six months ended 30 June 2022 from US$1,448/oz for the six months ended 30 June 2021 underpinned by a 24% decrease in gold sales, partially offset by lower capital expenditure.

Total capital expenditure (100% basis) decreased by 71% to US$6m for the six months ended 30 June 2022 from US$21m for the six months ended 30 June 2021. Sustaining capital expenditure decreased by 61% to US$4m for the six months ended 30 June 2022 from US$11m for the six months ended 30 June 2021. Non-sustaining capital expenditure decreased by 81% to US$2m for the six months ended 30 June 2022 from US$10m for the six months ended 30 June 2021. The decreases in capital expenditure are in line with the ramping down of activities with most of the big capital items from 2021 (TSF raise, Tetrem RAP etc.) not recurring in 2022. Most of the exploration capital expenditure in 2022 are scheduled to occur in the second half of the year.

Full year gold production guidance (100% basis), is estimated at between 135Koz-145Koz (original guidance – 110Koz-130Koz).

14

Gold Fields H1 Results 2022

South America region

Peru

Cerro Corona

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	**5,478**	3,032	81%
Waste mined	000 tonnes	**7,687**	10,469	(27)%
Total tonnes mined	000 tonnes	**13,165**	13,501	(2)%
Grade mined – gold	g/t	**0.72**	0.74	(3)%
Grade mined – copper	per cent	**0.40**	0.43	(7)%
Gold mined	000'oz	**126.6**	72.4	75%
Copper mined	tonnes	**21,930**	12,999	69%
Tonnes milled	000 tonnes	**3,416**	3,336	2%
Gold recoveries	per cent	**68.7**	59.6	15%
Copper recoveries	per cent	**88.2**	86.0	3%
Yield – gold	g/t	**0.58**	0.41	41%
– copper	per cent	**0.41**	0.35	17%
– combined	eq g/t	**1.18**	0.93	27%
Gold produced	000'oz	**60.9**	42.5	43%
Copper produced	tonnes	**13,310**	11,247	18%
Total equivalent gold produced	000' eq oz	**129.9**	99.3	31%
Total equivalent gold sold	000' eq oz	**130.5**	103.5	26%
AISC	US$/oz	**312**	31	906%
AISC	US$/ eq oz	**940**	1,041	(10)%
AIC	US$/oz	**397**	321	24%
AIC	US$/ eq oz	**981**	1,162	(16)%
Sustaining capital expenditure	US$m	**12.4**	7.1	75%
Non-sustaining expenditure	US$m	**4.0**	11.7	(66)%
Total capital expenditure	US$m	**16.4**	18.8	(13)%
Adjusted free cash flow	US$m	**55.8**	27.9	100%

Gold production increased by 43% to 60,900oz for the six months ended 30 June 2022 from 42,500oz for the six months ended 30 June 2021 and copper production increased by 18% to 13,310t for the six months ended 30 June 2022 from 11,247t for the six months ended 30 June 2021. In both cases, the increases were mainly due to higher yield as a result of higher head grades processed and higher recoveries. As a result of the above, equivalent gold production (100% basis) increased by 31% to 129,900oz for the six months ended 30 June 2022 from 99,300oz for the six months ended 30 June 2021.

Total tonnes mined decreased by 2% to 13.2Mt for the six months ended 30 June 2022 from 13.5Mt for the six months ended 30 June 2021 mainly due to a decrease in waste mined by 27% to 7.7Mt for the six months ended 30 June 2022 from 10.5Mt for the six months ended 30 June 2021, partially offset by an increase in ore mined of 81% to 5.5Mt for the six months ended 30 June 2022 from 3.0Mt for the six months ended 30 June 2021.

All-in cost per gold ounce increased by 24% to US$397/oz for the six months ended 30 June 2022 from US$321/oz for the six months ended 30 June 2021 mainly due to higher operating expenses as a result of the worldwide inflation related to commodities such as diesel, grinding media, explosives and energy among others; partially offset by higher gold ounces sold and lower capital expenditure. All-in cost per equivalent ounce decreased by 16% to US$981/eq oz for the six months ended 30 June 2022 from US$1,162/eq oz for the six months ended 30 June 2021 mainly due to higher equivalent ounces sold and lower capital expenses, partially offset by higher operating expenses as described above.

Total capital expenditure decreased by 13% to US$16m for the six months ended 30 June 2022 from US$19m for the six months ended 30 June 2021. Non-sustaining capital expenditure decreased by 66% to US$4m for the six months ended 30 June 2022 from US$12m for the six months ended 30 June 2021 mainly due to the Arpon waste storage facility construction (US$8m) included in the capital for H1 2021 in order to comply with the mining sequence. Sustaining capital expenditure increased by 75% to US$12m for the six months ended 30 June 2022 from US$7m for the six months ended 30 June 2021 due to the focus on the construction activities at the tailings dam during H1 2022 and land acquisition expense.

Cerro Corona generated adjusted free cash flow of US$56m for the six months ended 30 June 2022 compared with US$28m for the six months ended 30 June 2021 mainly due to the increase in gold and copper production and higher gold and copper prices.

Guidance 2022

As a result of the inflationary increases guidance for 2022 provided in February revised as follows:

- Gold equivalents produced ~ 255,000oz (unchanged);
- Gold produced ~ 120,000oz (unchanged);
- Copper tonnes produced ~ 27,000t (unchanged);
- Capital expenditure ~ US$46m (unchanged);
- Copper price ~ US$8,000 per tonne (unchanged);
- Gold price ~ US$1,600/oz (unchanged);
- All-in sustaining costs ~ US$970/eq oz (original guidance US$900/eq oz);
- Total all-in cost ~ US$1,050/eq oz (original guidance US$990/eq oz);
- All-in sustaining costs ~ US$320/oz(unchanged); and
- Total all-in cost ~ US$500/oz (unchanged).

In line with the planned mining sequence used to determine the 2022 guidance, equivalent gold production is expected to decrease in Q3 2022, with full year production still in line with guidance provided in February 2022.

Chile

Salares Norte

Salares Norte total project progress is now at 77% and construction progress increased to 73.1% for the six months ended 30 June 2022. The total project to date of 77% compares with 41.9% at the end of June 2021 and 62.5% at the end of December 2021.

During the latter part of Q2 and the start of Q3 2022 a fourth wave of Covid-19 and severe weather conditions have impacted the construction activities at Salares Norte. After managing to keep the project on track through the challenges of the past two years i.e Covid-19, staff shortages, elevated mining inflation and severe weather events, the recent wave of Covid-19 and weather events is likely to have a marginal delay of 1-3 months on the project timeline. Consequently there may be a knock-on impact on the ramp up to full production. Given the uncertainty around the actual extent of the delay (0-3 months) as well as the mitigation actions, we anticipate being able to provide an update on production guidance for 2023/2024 at the end of the year.

15

Gold Fields H1 Results 2022

US$172m was spent on the project for the six months ended 30 June 2022 compared with US$149m spent for the six months ended 30 June 2021. The US$172m spent comprised of US$145m capital expenditure, US$15m exploration, a US$6m investment in working capital, US$8m in other cost, partially offset by a credit of US$2m from the realised portion of the currency hedge. The US$149m spent during the six months ended 30 June 2021 comprised of US$133m capital expenditure, US$13m exploration, a US$12m investment in working capital, a tax payment of US$9m and other cost of US$5m, partially offset by a credit of US$23m from the realised portion of the currency hedge.

Pre-stripping at the Brecha Principal pit continues as planned and 19.8Mt was stripped for the six months ended 30 June 2022 compared with 6.1Mt stripped for the six months ended 30 June 2021. Project to date pre-stripping is 42.7Mt.

The exploration team remains focused on exploring the district, with 11,103 metres drilled for the six months ended 30 June 2022 compared with 12,470 metres drilled for the six months ended 30 June 2021.

In our Q1 operating update, we guided that we are unlikely to deliver the project at the US$860m real capital number. Previously, we anticipated that due to very few change of scope variations and limited use of contingency we were targeting to deliver the project at US$860m nominal and in Q1 we guided that a 5-7% higher capex spend was likely i.e close to the US$920m nominal (US$860m real). If any delays into Q2 2023 occur the capital projection is likely to be US$920m – US$940m.

Australia region

		June 2022	June 2021	% Variance
Gold production	000'oz	**527.4**	481.2	10%
AISC	A$/oz	**1,554**	1,447	7%
	US$/oz	**1,117**	1,116	—%
AIC	A$/oz	**1,685**	1,542	9%
	US$/oz	**1,211**	1,189	2%
Adjusted free cash flow*	A$m	**326.6**	207.5	57%
	US$m	**234.8**	160.1	47%

* Includes Australia consolidated tax paid and working capital movements of A$209.1m (US$150.2m) in H1 2022 and A$148.2m (US$114.2m) in H1 2021, respectively.

Gold production increased by 10% to 527koz for the six months ended 30 June 2022 from 481koz for the six months ended 30 June 2021 as all the Australian operations had positive production variances for H1 2022 when compared to the comparative period in H1 2021.

All-in cost increased by 9% to A$1,685/oz (US$1,211/oz) for the six months ended 30 June 2022 from A$1,542/oz (US$1,189/oz) for the six months ended 30 June 2021. US$ all-in cost increased by 2% mainly due to translating the largely A$ based costs into US$ was impacted by a 6% weakening of the A$:US$ in the comparative period.

The region produced adjusted free cash flow of A$327m (US$235m) for the six months ended 30 June 2022 compared with A$208m (US$160m) for the six months ended 30 June 2021.

St Ives

		June 2022	June 2021	% Variance
Underground				
Ore mined	000 tonnes	**801**	958	(16)%
Waste mined	000 tonnes	**420**	384	9%
Total tonnes mined	000 tonnes	**1,221**	1,342	(9)%
Grade mined	g/t	**5.04**	4.84	4%
Gold mined	000'oz	**130.0**	149.2	(13)%
Surface				
Ore mined	000 tonnes	**201**	646	(69)%
Surface waste (capital)	000 tonnes	**7,084**	2,173	226%
Surface waste (operational)	000 tonnes	**—**	1,269	(100)%
Total waste mined	000 tonnes	**7,084**	3,442	106%
Total tonnes mined	000 tonnes	**7,285**	4,088	78%
Grade mined	g/t	**1.08**	2.71	(60)%
Gold mined	000'oz	**7.0**	56.2	(88)%
Strip ratio	waste/ ore	**35.2**	5.3	564%
Total (underground and surface)				
Total ore mined	000 tonnes	**1,002**	1,604	(38)%
Total grade mined	g/t	**4.25**	3.98	7%
Total tonnes mined	000 tonnes	**8,506**	5,430	57%
Total gold mined	000'oz	**137.0**	205.4	(33)%
Tonnes milled	000 tonnes	**2,041**	2,048	—%
Yield – underground	g/t	**5.05**	4.61	10%
– surface	g/t	**1.11**	1.67	(34)%
– combined	g/t	**2.90**	2.86	1%
Gold produced	000'oz	**190.3**	188.5	1%
Gold sold	000'oz	**191.7**	188.5	2%
AISC	A$/oz	**1,649**	1,357	22%
	US$/oz	**1,185**	1,047	13%
AIC	A$/oz	**1,715**	1,398	23%
	US$/oz	**1,233**	1,078	14%
Sustaining capital expenditure	A$m	**76.9**	58.8	31%
	US$m	**55.3**	45.3	22%
Non-sustaining capital expenditure	A$m	**5.6**	7.6	(26)%
	US$m	**4.0**	5.9	(32)%
Total capital expenditure	A$m	**82.5**	66.4	24%
	US$m	**59.3**	51.2	16%
Adjusted pre-tax free cash flow	A$m	**221.0**	174.9	26%
	US$m	**158.9**	134.9	18%

Gold production increased by 1% to 190,300oz for the six months ended 30 June 2022 from 188,500oz for the six months ended 30 June 2021.

At the underground operations, ore mined decreased by 16% to 801kt for the six months ended 30 June 2022 from 958kt for the six months ended 30 June 2021 as the Invincible mine develops into higher volume extension vein stopes and due to increasing paste fill requirements as the second Invincible paste plant comes online. Gold mined decreased by 13% to 130,000oz for the six months ended 30 June 2022 from 149,200oz for the six months ended 30 June 2021, as a result of the decrease in ore mined, partially offset by a 4% increase in grade mined.

16

Gold Fields H1 Results 2022

In the open pits, total tonnes mined increased by 78% to 7,285kt for the six months ended 30 June 2022 from 4,088kt for the six months ended 30 June 2021. This reflected a push to strip stage 7 of the Neptune pit. The mix of tonnes mined was heavily weighted to pre-strip with ore mined decreasing by 69% to 201kt for the six months ended 30 June 2022 from 646kt for the six months ended 30 June 2021. Strip ratios will return to more normal levels in the second half of 2022 as production moves toward mining ore and operating waste.

Grade mined in the open pits decreased by 60% to 1.08g/t for the six months ended 30 June 2022 from 2.71g/t for the six months ended 30 June 2021 when ore mining occurred in the higher grade stages 5 and 6 of the Neptune pit.

Tonnes milled of 2,041kt for the six months ended 30 June 2022 included approximately 1,000kt drawn from stockpiles compared to approximately 450kt drawn from stockpiles for the six months ended 30 June 2021.

All-in cost increased by 23% to A$1,715/oz (US$1,233/oz) for the six months ended 30 June 2022 from A$1,398/oz (US$1,078/oz) for the six months ended 30 June 2021 due to high level of pre-strip with minimal ounces being derived from the open pits. All-in cost per ounce will decrease in the second half of 2022 as the open pits move back to a normal production profile. All-in cost for the six months ended 30 June 2022 was also impacted by the abnormally high inflationary pressures on commodity inputs and employee costs.

Total capital expenditure increased by 24% to A$83m (US$59m) for the six months ended 30 June 2022 from A$66m (US$51m) for the six months ended 30 June 2021. Sustaining capital expenditure increased by 31% to A$77m (US$55m) for the six months ended 30 June 2022 from A$59m (US$45m) for the six months ended 30 June 2021 reflecting the increased pre-strip activities at Neptune stage 7 pit.

Non-sustaining capital expenditure decreased by 26% to A$6m (US$4m) for the six months ended 30 June 2022 from A$8m (US$6m) for the six months ended 30 June 2021 with expenditure in H1 2022 focused on invincible deeps under ground development.

St Ives generated adjusted pre-tax free cash flow of A$221m (US$159m) for the six months ended 30 June 2022 compared with A$175m (US$135m) for the six months ended 30 June 2021 mainly due to a higher gold price received from A$2,344/oz (US$1,808/oz) for the six months ended 30 June 2021 to A$2,599/oz (US$1,868/oz) for the six months ended 30 June 2022 partially offset by higher costs and capital.

Guidance 2022

The impact of higher production costs has made it necessary to update the original guidance of St Ives as follows:

- Gold produced ~ 380,000oz (unchanged);
- Capital expenditure ~ A$151m (US$106m) (original guidance A$148m (US$112m));
- All-in sustaining cost ~ A$1,485/oz (US$1,130/oz) (unchanged); and
- Total all-in cost ~ A$1,600/oz (US$1,125), (original guidance A$1,585/oz (US$1,205/oz)).

Agnew

		June 2022	June 2021	% Variance
Underground ore mined	000 tonnes	**510**	522	(2)%
Underground waste mined	000 tonnes	**433**	464	(7)%
Total tonnes mined	000 tonnes	**943**	986	(4)%
Grade mined – underground	g/t	**7.38**	6.64	11%
Gold mined	000'oz	**121.0**	111.4	9%
Tonnes milled	000 tonnes	**584**	626	(7)%
Yield	g/t	**6.42**	5.55	16%
Gold produced	000'oz	**120.5**	111.7	8%
Gold sold	000'oz	**121.0**	112.5	8%
AISC	A$/oz	**1,652**	1,528	8%
	US$/oz	**1,188**	1,178	1%
AIC	A$/oz	**1,882**	1,692	11%
	US$/oz	**1,353**	1,305	4%
Sustaining capital expenditure	A$m	**43.0**	36.5	18%
	US$m	**30.9**	28.1	10%
Non-sustaining capital expenditure	A$m	**25.7**	18.5	39%
	US$m	**18.5**	14.3	29%
Total capital expenditure	A$m	**68.7**	55.0	25%
	US$m	**49.4**	42.4	17%
Adjusted pre-tax free cash flow	A$m	**86.1**	78.5	10%
	US$m	**61.9**	60.6	2%

Gold production increased by 8% to 120,500oz for the six months ended 30 June 2022 from 111,700oz for the six months ended 30 June 2021 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled.

Grade mined increased by 11% to 7.38g/t for the six months ended 30 June 2022 from 6.64g/t for the six months ended 30 June 2021 due to increased grade of ore mined from Waroonga with ore production from the high grade Kath lode ore body. As a result of the increase in grade partially offset by a 2% decrease in ore mined, gold mined increased by 9% to 121,000oz for the six months ended 30 June 2022 from 111,400oz in the six months ended 30 June 2021.

All-in cost increased by 11% to A$1,882/oz (US$1,353/oz) for the six months ended 30 June 2022 from A$1,692/oz (US$1,305/oz) for the six months ended 30 June 2021 due to increased capital expenditure and inflationary pressures on commodity inputs and employee costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold.

Total capital expenditure increased by 25% to A$69m (US$49m) for the six months ended 30 June 2022 from A$55m (US$42m) for the six months ended 30 June 2021.

Sustaining capital expenditure increased by 18% to A$43m (US$31m) for the six months ended 30 June 2022 from A$37m (US$28m) for the six months ended 30 June 2021, with A$5m (US$4m) spent during the six months ended 30 June 2022 on the expansion of the accommodation village.

Non-sustaining capital expenditure increased by 39% to A$26m (US$19m) for the six months ended 30 June 2022 from A$19m (US$14m) for the six months ended June 2021 due to increased expenditure incurred on the mill crushing circuit replacement project.

Agnew generated adjusted pre-tax free cash flow of A$86m (US$62m) for the six months ended 30 June 2022 compared with A$79m (US$61m) for the six months ended 30 June 2021 mainly due to increased gold sold and a higher gold price received from A$2,351/oz (US$1,814/oz) for the six months ended 30 June 2021 to A$2,596/oz (US$1,866/oz) for the six months ended 30 June 2022.

17

Gold Fields H1 Results 2022

Guidance 2022

The impact of higher production costs together with delays in the mining schedule due to Covid-19 related labour disruptions at Waroonga has made it necessary to update the original guidance of Agnew to the following:

- Gold produced ~ 240,000oz, (original guidance 251,000oz);
- Capital expenditure ~ A$127m (US$97m) (unchanged);
- All-in sustaining costs ~ A$1,630/oz (US$1,150/oz), original guidance A$1,540/oz (US$1,170/oz); and
- Total all-in cost ~ A$1,860/oz (US$1,310/oz), original guidance A$1,765/oz (US$1,340/oz).

Granny Smith

		June 2022	June 2021	% Variance
Underground ore mined	000 tonnes	**804**	828	(3)%
Underground waste mined	000 tonnes	**349**	447	(22)%
Total tonnes mined	000 tonnes	**1,153**	1,275	(10)%
Grade mined – underground	g/t	**5.85**	5.02	17%
Gold mined	000'oz	**151.1**	133.6	13%
Tonnes milled	000 tonnes	**777**	824	(6)%
Yield	g/t	**5.54**	4.58	21%
Gold produced	000'oz	**138.3**	121.3	14%
Gold sold	000'oz	**138.3**	122.6	13%
AISC	A$/oz	**1,456**	1,501	(3)%
	US$/oz	**1,047**	1,158	(10)%
AIC	A$/oz	**1,663**	1,654	1%
	US$/oz	**1,196**	1,276	(6)%
Sustaining capital expenditure	A$m	**33.5**	33.8	(1)%
	US$m	**24.0**	26.1	(8)%
Non-sustaining capital expenditure	A$m	**24.2**	18.8	29%
	US$m	**17.4**	14.5	20%
Total capital expenditure	A$m	**57.7**	52.6	10%
	US$m	**41.4**	40.6	2%
Adjusted pre-tax free cash flow	A$m	**141.9**	65.5	117%
	US$m	**102.0**	50.5	102%

Gold production increased by 14% to 138,300oz for the six months ended 30 June 2022 from 121,300oz for the six months ended 30 June 2021 due to increased grades of ore mined and processed.

Underground waste mined decreased by 22% to 349,000t for the six months ended 30 June 2022 from 447,000t for the six months ended 30 June 2021 with development completed in the upper levels of the Wallaby orebody. Focus remains on development of the second decline, with 1,455 metres advanced for the six months ended 30 June 2022 compared to 1,410 metres advanced for the six months ended 30 June 2021.

Grade mined increased by 17% to 5.85 g/t for the six months ended 30 June 2022 from 5.02 g/t for the six months ended 30 June 2021 with improved grades coming as the Z120 area is developed.

All-in cost increased by 1% to A$1,663/oz (US$1,196/oz) for the six months ended 30 June 2022 from A$1,654/oz (US$1,276/oz) for the six months ended 30 June 2021. Increased capital expenditure and higher production cost resulting from inflationary pressures on commodity inputs and employee costs, were largely offset by increased gold sales.

Capital expenditure increased by 10% to A$58m (US$41m) for the six months ended 30 June 2022 from A$53m (US$41m) for the six months ended 30 June 2021. Sustaining capital expenditure remained similar at A$34m (US$24m) for the six months ended 30 June 2022. Non-sustaining capital expenditure increased by 29% to A$24m (US$17m) for the six months ended 30 June 2022 from A$19m (US$15m) for the six months ended 30 June 2021, due to increased expenditure on development of the Z135 area.

Granny Smith generated adjusted pre-tax free cash flow of A$142m (US$102m) for the six months ended 30 June 2022 compared with A$66m (US$51m) for the six months ended 30 June 2021, mainly due to increased gold sold and a higher gold price received from A$2,322/oz (US$1,792/oz) for the six months ended 30 June 2021 to A$2,600/oz (US$1,869/oz) for the six months ended 30 June 2022.

Guidance 2022

Guidance for 2022 provided in February remains unchanged as follows:

- Gold produced ~ 267,000oz;
- Capital expenditure ~ A$130m (US$99m);
- All-in sustaining costs ~ A$1,530/oz (US$1,165/oz) and
- Total all-in cost ~ A$1,710/oz (US$1,300/oz).

Gruyere

		June 2022	June 2021	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**5,309**	4,548	17%
Waste (capital)	000 tonnes	**10,498**	13,575	(23)%
Waste (operational)	000 tonnes	**3,799**	172	2109%
Total waste mined	000 tonnes	**14,297**	13,747	4%
Total tonnes mined	000 tonnes	**19,606**	18,295	7%
Grade mined	g/t	**1.14**	0.96	19%
Gold mined	000'oz	**193.9**	139.9	39%
Strip ratio	waste/ ore	**2.7**	3.0	(10)%
Tonnes milled	000 tonnes	**4,554**	4,102	11%
Yield	g/t	**1.07**	0.90	19%
Gold produced	000'oz	**156.8**	119.3	31%
Gold sold	000'oz	**159.2**	121.1	31%
AISC	A$/oz	**1,345**	1,469	(8)%
	US$/oz	**967**	1,133	(15)%
AIC	A$/oz	**1,348**	1,486	(9)%
	US$/oz	**969**	1,146	(15)%
Sustaining capital expenditure – 50% basis	A$m	**22.1**	27.4	(19)%
	US$m	**15.9**	21.2	(25)%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	1.0	(100)%
	US$m	**—**	0.8	(100)%
Total capital expenditure – 50% basis	A$m	**22.1**	28.4	(22)%
	US$m	**15.9**	22.0	(28)%
Adjusted pre-tax free cash flow	A$m	**86.7**	36.8	136%
	US$m	**62.3**	28.4	119%

Gold production increased by 31% to 156,800oz for the six months ended 30 June 2022 from 119,300oz for the six months ended 30 June 2021 due to increased grades of ore mined and processed, as well as increased ore milled.

Ore tonnes mined increased by 17% to 5.3Mt for the six months ended 30 June 2022 from 4.6Mt for the six months ended 30 June 2021 with increased ore sourced from stage 3 of the Gruyere pit.

Capital waste tonnes mined decreased by 23% to 10.50Mt for the six months ended 30 June 2022 from 13.6Mt for the six months ended 30 June 2021 and operational waste tonnes mined increased by 2109% to 3.8Mt for the six months ended 30 June 2022 from 0.2Mt for the six months ended 30 June 2021 following stage 3 of the Gruyere pit moving out of pre-strip phase during 2022.

Grade mined increased by 19% to 1.14g/t for the six months ended 30 June 2022 from 0.96g/t for the six months ended 30 June 2021 with increased grades mined from stages 2 and 3 of the Gruyere pit. As a result of the increase in grade and a 17% increase in ore mined, gold mined increased by 39% to 193,900oz for the six months ended 30 June 2022 from 139,900oz for the six months ended 30 June 2021.

18

Ore tonnes milled increased by 11% to 4.5Mt for the six months ended 30 June 2022 from 4.1Mt for the six months ended 30 June 2021 with processing improvements projects yielding record production rates. All-in cost decreased by 9% to A$1,348/oz (US$969/oz) for the six months ended 30 June 2022 from A$1,486/oz (US$1,146/oz) for the six months ended 30  June  2021 due to higher gold sold and decreased capital expenditure, partially offset by higher production cost resulting from inflationary pressures on commodity inputs and employee costs. Capital expenditure (on a 50% basis) decreased by 22% to A$22m (US$16m) for the six months ended 30 June 2022 from A$28m (US$22m) for the six  months ended 30  June  2021, reflecting the completion of pre-stripping stage 3 of the pit. Gruyere generated adjusted pre-tax free cash flow (on a 50% basis) of A$87m (US$62m) for the six months ended 30 June 2022 compared with A$37m (US$28m) for the six months ended 30 June 2021, mainly due to increased gold sold and a higher gold price received from A$2,345/oz (US$1,811/oz) for the six  months ended 30  June  2021 to A$2,609/oz (US$1,876/oz) for the six months ended 30 June 2022. Guidance 2022 The impact of higher production costs has made it necessary to update the original guidance of Gruyere to the following: • Gold produced ~ 165,000oz (50%), (original guidance 145,000oz (50%) to 165,000oz (50%)); • Capital expenditure ~ A$51m (US$36m) (original guidance A$45m (US$34m)) (50%); • All-in sustaining costs ~ A$1,400/oz (US$985/oz), (original guidance A$1,245/oz (US$945/oz); and • Total all-in cost ~ A$1,410/oz (US$990/oz), original guidance A$1,265/oz (US$960/oz). Corporate 2021 Climate change report published Gold Fields Limited published its Climate Change Report 2021 (CCR), which is part of its integrated annual reporting suite. The CCR is the Company’s fourth report aligned to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The CCR provides an extensive overview of the climate change-related risks we are facing, how we seek to mitigate these risks, the opportunities we are investigating and our climate change performance to date. It also provides an insight into our decarbonisation strategy, which headlines one of the three pillars of Gold Fields’ new strategy, namely “Building on our leading commitment to environmental, social and governance issues”. The decarbonisation targets, announced last year, are to reduce Scope 1 and 2 carbon emissions by 30% by 2030. As we plan to raise our production profile over the same period, this translates to a 50% emission reduction in real terms. We are also committed to net-zero carbon emission by 2050. The CCR describes the steps we plan to take to meet the targets. Renewable energy and energy efficiency projects at our mines will account for about two-thirds of these reductions by 2030 and have already delivered 18% emission reductions against business as usual between 2016 and 2021. Renewables currently account for about 12.5% of the Group’s electricity mix, due to the two completed renewable micro-grids at Granny Smith and Agnew in Western Australia as well as the contribution of our Cerro  Corona mine, which derives all its electricity from hydropower. Cerro Corona’s supply was certified as renewable in March this year. With new solar plants coming on stream at Gruyere in Western Australia and South Deep in South Africa this year, at Salares Norte in Chile in 2024 as well as an extensive renewables-led microgrid at St Ives in Western Australia, also in 2024, we expect that renewables will account for about 22% of the Group’s electricity mix by 2025. Gold Fields is also committed to reviewing its Scope 3 emissions over the next few years and will develop Scope 3 emission reduction targets in its decarbonisation strategy by 2023. The CCR also includes the outcomes of our second, five-yearly climate change risks and vulnerability assessment at all our mines and their surrounding communities. The surveys outline the adverse impacts of rising temperatures, increased rainfall, longer droughts, more intense storms, and other effects of the changing climate on our operations and stakeholders. S&P Global Ratings upgrades Gold Fields credit rating S&P Global Ratings upgraded Gold Fields’ credit rating to ‘BBB-’ from ‘BB+’ as well as the debt ratings on the Group's senior unsecured notes. S&P also raised the short-term rating on the Group to ‘A-3’ from ‘B’ and affirmed its 'zaAAA/zaA-1+' South African national scale ratings. Gold Fields provides comprehensive ESG information update In May 2022, Gold Fields provided comprehensive environmental, social and governance (ESG) information via a number of released reports and presentations. These address the increased data and information expectations of our stakeholders, including our shareholders, and reflects the company’s commitment to transparent disclosure of its ESG performance, opportunities and risks. The disclosures focus on Gold Fields’ six key ESG priorities – decarbonisation; tailings management; water stewardship; safety, health, well-being and environment; diversity; and stakeholder value creation. 2030 targets and accompanying strategies and programmes for each of these priorities were announced by the company in December last year. Gold Fields H1 Results 2022 19

Gold Field’s proposed acquisition of Yamana Gold – a combination for long-term value creation focused on quality growth, financial discipline and shareholder returns • Transaction creates a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities. • Strengthened financial and operational capacity with complementary cash flow and growth profiles. • Combined Group will be headquartered in Johannesburg with operations across South Africa, Ghana, Australia, Canada and South America. • All-share offer by Gold Fields at an Exchange Ratio of 0.6 Gold Fields Consideration Shares for each Yamana share implying a valuation for Yamana of US$6.7bn. On 31 May 2022 Gold Fields and Yamana Gold Inc. (Yamana), announced that they have entered into a definitive agreement (the “Arrangement Agreement”), under which Gold Fields will acquire all of the outstanding common shares of Yamana (Yamana Shares) pursuant to a plan of arrangement (the Transaction). Under the terms of the Transaction, all of the outstanding Yamana Shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share, a Gold Fields ADSs) for each Yamana Share (the Exchange Ratio). The Transaction implies a valuation for Yamana of US$6.7bn and represents a premium of 33.8% to the 10-day Volume-Weighted Average Price (VWAP) of Yamana’s Shares of US$5.201 on Friday, May 27, 2022, being the last trading day on the NYSE prior to the date of this announcement, based on the 10-day VWAP of Gold Fields ADSs of US$11.592. Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and 39% of the Combined Group, respectively. The acquisition of Yamana by Gold Fields significantly strengthens the ability of the combined company (the Combined Group) to deliver on Gold Fields’ three strategic pillars: maximizing asset potential; advancing ESG commitment; and growing the value and quality of its asset portfolio. The Combined Group has the potential to create significant long-term value for shareholders through greater scale, an industry-leading portfolio of assets, an enhanced production profile with significant growth potential, operational and geological synergies, and a strengthened financial profile for future growth and shareholder returns. Gold Fields’ Board believes that offering the Gold Fields Consideration Shares is the best way to capture and unlock growth opportunities while still maintaining financial flexibility, capital and operational discipline, and providing attractive returns to shareholders. Strong near-term operating cash flows from Gold Fields’ producing assets complement the manageable capital requirements of Yamana’s world class, high return project portfolio, providing greater capacity to fund the combined growth pipeline internally, while maintaining shareholder returns in line with Gold Fields’ existing policy. Yamana is a natural strategic fit for Gold Fields, with its high quality, diversified portfolio of long life assets located in mining friendly rules- based jurisdictions across the Americas (including its five producing mines and pipeline of development projects and exploration properties) and with a shared focus on health and safety and ESG performance. With the combination of Gold Fields’ and Yamana’s portfolio of assets, Gold Fields will become a new global gold major able to create value at every stage of its pipeline. The Combined Group will maintain its presence in all regions while continuing to honour commitments to stakeholders. Gold Fields believes that this Transaction offers employees and communities more opportunities in the long-term given its track record of ongoing investment in the regions in which it operates. The Transaction has been unanimously approved by the Board of Directors of both Gold Fields and Yamana and is expected to close in the second half of 2022 subject to and following the satisfaction of the conditions precedent to the Transaction. The acquisition will be implemented by way of a plan of arrangement of Yamana under the Canada Business Corporations Act pursuant to the Arrangement Agreement entered into between Gold Fields and Yamana dated 31 May 2022. The consideration payable to the shareholders of Yamana will consist of either, at the election of a Yamana shareholder, newly issued Gold Fields Shares or newly issued Gold Fields ADSs, which each represent one Gold Fields Share, in accordance with the Exchange Ratio. The Gold Fields Shares are listed on the Johannesburg Stock Exchange and the Gold Fields ADSs are listed on the NYSE. If shareholders approve the Transaction, our intention is to obtain a secondary listing on the Toronto Stock Exchange. Expected timing 2022 (base case scenario) • Publication of circulars: End September/early October • Shareholder votes: End October/early November • Transaction close: Mid November 1 As traded on the New York Stock Exchange (“NYSE”) 2 As traded on the NYSE Cash dividend In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 96 of 300 SA cents per ordinary share (gross) in respect of the six  months ended 30  June  2022. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 300 SA cents per ordinary share for shareholders exempt from dividends tax; • The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend; • The net local dividend amount is 240 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 891,248,083 ordinary shares in issue; and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the final dividend: • Interim dividend number 96: 300 SA cents per share; • Declaration date: Thursday, 25 August 2022 • Last date to trade cum-dividend: Tuesday, 13 September 2022; • Sterling and US Dollar conversion date: Wednesday, 14 September 2022; • Shares commence trading ex-dividend: Wednesday, 14 September 2022; • Record date: Friday, 16 September 2022; and • Payment of dividend: Monday, 19 September 2022. Share certificates may not be dematerialised or rematerialised between Wednesday, 14 September 2022 and Friday, 16 September 2022, both dates inclusive. 20 Gold Fields H1 Results 2022

Outlook for 2022 Given the solid operational performance in H1 2022, we are on track to achieve the Group production guidance provided in February 2022. Mining inflation has been higher than initially expected, however, the higher-than-expected copper by-production credit and weaker exchange rates (R/US$15.84 and US$/A$0.70) has partially offset the higher cost inflation. Consequently, we leave our cost guidance for the year unchanged. For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.31Moz and 2.36Moz. AISC (excluding Asanko) is expected to be between US$1,140/oz and US$1,180/oz, with AIC (excluding Asanko) expected to be US$1,370/oz to US$1,410/oz. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76. Total capex for the Group for the year is expected to be between US$1.050bn and US$1.150bn. Sustaining capital is expected to be between US$625m and US$675m, with non-sustaining capex expected to be between US$425m and US$475m. The largest component of the capex budget for the year is Salares Norte project capital, with US$330m expected to be spent. The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on pages 5 and 59. Gold Fields H1 Results 2022 21

Basis of preparation The condensed consolidated interim financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the South African Companies Act of South Africa 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements. The condensed consolidated financial statements are prepared on a going concern basis. The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements. Pro forma financial information The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. The key non-IFRS measures used and defined in the media release include: • Normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect; • Normalised profit per share attributable to owners of the parent; • Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents; • Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents; • Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares; • Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations; • Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations; • Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and • All-in sustaining costs and total all-in cost are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry. This pro forma financial information has not been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. Auditor’s review The condensed consolidated financial statements of Gold Fields Limited for the six month period ended 30 June 2022 have been reviewed by the Company’s auditor, PricewaterhouseCoopers Inc. The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 57 of the media release for a copy of the auditor’s report. Class action settlement The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement and Tshiamiso Trust Deed (collectively the “Settlement Agreement”). Financial provision Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.0m (R211.7m) (December 2021: US$13.1m (R209.6m)). The nominal value of this provision is US$16.2m (R263.9m). The ultimate outcome of this matter however remains uncertain, with the number of  eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Segment reporting The net profit (excluding Asanko) per the income statement reconciles to the net profit in the segmental operating and financial results as follows: Six months ended 30 June 2022 US$’m Net profit 533.6 – Operating segments 583.3 – Corporate and projects (49.7)* Six months ended 30 June 2021 US$’m Net profit 410.1 – Operating segments 481.0 – Corporate and projects (70.9)* * Comprises mainly of non-mine interest and other costs. Chris Griffith Chief Executive Officer 25 August 2022 22 Gold Fields H1 Results 2022

Gold Fields
H1 Results 2022

The financial statements are presented on a condensed consolidated basis.

Income statement

Figures in millions unless otherwise stated	Notes	United States Dollars Six months ended June 2022 (Reviewed)	June 2021 (Unreviewed)
Revenue	1	**2,235.3**	1,983.6
Cost of sales	2	**(1,300.4)**	(1,146.5)
Cost of sales before amortisation and depreciation		**(922.6)**	(831.6)
Cost of sales before gold inventory change and amortisation and depreciation		**(943.9)**	(858.2)
Gold inventory change		**21.3**	26.6
Amortisation and depreciation		**(377.8)**	(314.9)
Investment income	3	**3.5**	3.9*
Finance expense	4	**(38.2)**	(36.0)*
Share of results of Equity-accounted investees, after taxation	5	**(5.1)**	16.5
Gain/(loss) on foreign exchange		**16.0**	(7.4)
Gain/(loss) on financial instruments	6	**23.4**	(53.1)
Share-based payments	7	**(4.1)**	(6.4)
Long-term incentive plan	8	**(11.4)**	(11.5)
Other costs, net	9	**(10.7)**	(32.2)
Exploration expenses	10	**(32.8)**	(33.4)
Profit before royalties, taxation and non-recurring items		**875.5**	677.5
Non-recurring items		**(9.8)**	2.8
Profit before royalties and taxation		**865.7**	680.3
Royalties	11	**(58.6)**	(54.1)
Profit before taxation		**807.1**	626.2
Mining and income taxation	12	**(273.5)**	(216.1)
Normal taxation		**(224.2)**	(192.3)
Deferred taxation		**(49.3)**	(23.8)
Profit for the period		**533.6**	410.1
Attributable to:			
Owners of the parent		**509.7**	387.4
Non-controlling interest		**23.9**	22.7
Profit attributable to owners of the parent	13.1	**509.7**	387.4
Diluted profit attributable to owners of the parent	13.2	**504.9**	385.0
Basic earnings per share (cents) attributable to owners of the parent	13.1	**57**	44
Diluted earnings per share (cents) attributable to owners of the parent	13.2	**56**	43
Non-IFRS measures and other disclosures			
Non-recurring items:			
(Loss)/profit on disposal of property, plant and equipment		**(0.1)**	8.9
Restructuring costs		**—**	(1.3)
COVID-19 donations		**—**	(1.4)
Impairment of investments and assets	14	**(9.3)**	(4.2)
Other		**(0.4)**	0.8
Total non-recurring items		**(9.8)**	2.8
Taxation on items above		**1.4**	(1.7)
Non-recurring items after tax		**(8.4)**	1.1
Headline earnings attributable to owners of the parent	13.3	**518.0**	395.5
Diluted headline earnings attributable to owners of the parent	13.4	**513.2**	393.1
Headline earnings per share (cents) attributable to owners of the parent	13.3	**58**	45
Diluted headline earnings per share (cents) attributable to owners of the parent	13.4	**57**	44
Normalised profit attributable to owners of the parent		**498.4**	430.5
Normalised profit per share (cents) attributable to owners of the parent		**56**	49
US Dollar/South African Rand conversion rate		**15.40**	14.54
Australian Dollar/US Dollar conversion rate		**0.72**	0.77

Figures may not add as they are rounded independently.
* Net interest expense of US$32.1m as disclosed in June 2021 was split between investment income of US$3.9m and finance expense of US$36.0m.

The consolidated financial statements for the six months ended 30 June 2022 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Iliarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

23

Statement of comprehensive income United States Dollars Six months ended Figures in millions unless otherwise stated June 2022 (Reviewed) June 2021 (Unreviewed) Profit for the period 533.6 410.1 Other comprehensive income, net of tax (93.4) 36.7 Equity investments at FVOCI – net change in fair value* (15.5) 8.1 Taxation on above item* 0.8 (1.4) Foreign currency translation adjustments# (78.7) 30.0 Total comprehensive income for the period 440.2 446.8 Attributable to: – Owners of the parent 416.9 424.1 – Non-controlling interests 23.3 22.7 440.2 446.8 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. 24 Gold Fields H1 Results 2022

Statement of financial position United States Dollars Figures in millions unless otherwise stated June 2022 (Reviewed) June 2021 (Unreviewed) Non-current assets 6,021.8 5,927.7 Property, plant and equipment 5,184.6 5,079.1 Other non-current assets 283.0 243.3 Equity-accounted investees 168.4 178.8 Investments 134.0 138.6 Loan advanced – contractors 27.3 27.3 Deferred taxation 224.5 260.6 Current assets 1,526.1 1,421.1 Other current assets 802.0 896.4 Cash and cash equivalents 724.1 524.7 Total assets 7,547.9 7,348.8 Total equity 4,406.6 4,130.1 Non-current liabilities 2,453.2 2,396.3 Deferred taxation 505.7 500.9 Borrowings 1,175.3 1,078.1 Environmental rehabilitation provisions 412.7 418.9 Lease liabilities 335.5 355.1 Long-term employee benefits 11.8 28.2 Other long-term provisions 12.2 15.1 Current liabilities 688.1 822.4 Other current liabilities 600.2 733.6 Current portion of employee benefits 23.3 28.4 Current portion of lease liabilities 64.6 60.4 Total equity and liabilities 7,547.9 7,348.8 Non-IFRS measures and other disclosures Net debt 851.3 968.9 Net debt (excluding lease liabilities) 451.2 553.4 US Dollar/South African Rand conversion rate 16.29 15.94 Australian Dollar/US Dollar conversion rate 0.69 0.73 Gold Fields H1 Results 2022 25

Gold Fields H1 Results 2022

Statement of changes in equity

Figures in millions unless otherwise stated	United States Dollars Six months ended (Reviewed)				
	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2021	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**
Total comprehensive income	—	(92.8)	509.7	23.3	**440.2**
Profit for the period	—	—	509.7	23.9	**533.6**
Other comprehensive income	—	(92.8)	—	(0.6)	**(93.4)**
Dividends declared	—	—	(153.2)	—	**(153.2)**
Dividends declared to non-controlling interest holders	—	—	—	(14.6)	**(14.6)**
Share-based payments	—	4.1	—	—	**4.1**
Balance at 30 June 2022	**3,871.5**	**(2,205.0)**	**2,579.1**	**161.0**	**4,406.6**

Figures in millions unless otherwise stated	United States Dollars Six months ended (Unreviewed)				
	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2020	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**
Total comprehensive income	—	36.7	387.4	22.7	**446.8**
Profit for the period	—	—	387.4	22.7	**410.1**
Other comprehensive income	—	36.7	—	—	**36.7**
Dividends declared	—	—	(190.4)	—	**(190.4)**
Dividends declared to non-controlling interest holders	—	—	—	(21.7)	**(21.7)**
Share-based payments	—	6.4	—	—	**6.4**
Balance at 30 June 2021	**3,871.5**	**(1,919.5)**	**1,952.6**	**164.7**	**4,069.3**

26

Statement of cash flows United States Dollars Six months ended Figures in millions unless otherwise stated June 2022 (Reviewed) June 2021 (Unreviewed) Cash flows from operating activities 871.0 688.6 Profit before royalties and taxation 865.7 680.3 Amortisation and depreciation 377.8 314.9 Silicosis payment (0.4) (2.1) Payment of long-term employee benefits (32.4) (37.3) Other non-cash items 12.5 21.4 South Deep BEE dividend (0.9) (0.9) Change in working capital 9.1 (0.9) Royalties and taxation paid (360.4) (286.8) Dividends paid (167.8) (212.1) Owners of the parent (153.2) (190.4) Non-controlling interest holders (14.6) (21.7) Cash flows from investing activities (551.6) (469.3) Capital expenditure – additions (545.0) (455.7) Capital expenditure – working capital 25.2 (13.6) Proceeds on disposal of property, plant and equipment 0.2 2.3 Purchase of investments (6.4) (2.6) Redemption of Asanko Preference shares — 5.0 Proceeds on disposal of investments — 0.1 Contributions to environmental trust funds (25.6) (4.8) Cash flows from financing activities 68.6 (197.4) Loans received 206.5 204.5 Loans repaid (104.8) (360.5) Payment of lease liabilities (33.1) (41.4) Net cash generated/(utilised) 220.2 (190.2) Translation adjustment (20.8) 6.9 Cash and cash equivalent at beginning of the period 524.7 886.8 Cash and cash equivalent at end of the period 724.1 703.5 Non-IFRS measures and other disclosures Adjusted free cash flow 292.7 180.4 Gold Fields H1 Results 2022 27

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

		United States Dollars Six months ended	
	Figures in millions unless otherwise stated	**June 2022 (Reviewed)**	June 2021 (Unreviewed)
1.	**Revenue**	**2,235.3**	1,983.6
	Revenue from contracts with customers	**2,132.1**	1,877.2
	– Gold[1]	**103.2**	106.4
	– Copper[2]		
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the Segmental Operating and Financial Results (pages 36 and 38).		
2.	**Cost of sales**		
	Salaries and wages	**(199.9)**	(188.4)
	Consumable stores	**(187.6)**	(152.3)
	Utilities	**(69.6)**	(65.7)
	Mine contractors	**(322.5)**	(298.5)
	Other	**(164.3)**	(153.3)
	Cost of sales before gold inventory change and amortisation and depreciation	**(943.9)**	(858.2)
	Gold inventory change	**21.3**	26.6
	Cost of sales before amortisation and depreciation	**(922.6)**	(831.6)
	Amortisation and depreciation	**(377.8)**	(314.9)
	Total cost of sales	**(1,300.4)**	(1,146.5)
3.	**Investment Income**		
	Interest received – environmental trust funds	**0.6**	0.4
	Interest received – cash balances	**2.9**	3.5
	Total investment income	**3.5**	3.9
4.	**Finance expense**		
	Interest expense – borrowings	**(37.9)**	(40.5)
	Interest expense – lease liability[3]	**(11.3)**	–
	Interest expense – environmental rehabilitation[3]	**(6.0)**	–
	Borrowing costs capitalised[4]	**17.0**	4.5
	Total finance expense	**(38.2)**	(36.0)
5.	**Share of results of Equity-accounted investees, after taxation**		
	Far Southeast Gold Resources Incorporated ("FSE")	**(0.6)**	(0.7)
	Asanko Gold	**(3.8)**	17.2
	Other	**(0.7)**	–
	Share of results of Equity-accounted investees, after taxation	**(5.1)**	16.5

[1] All regions.
[2] Only Peru region (Cerro Corona).
[3] Lease interest of US$12.3m and environmental rehabilitation interest adjustments of US$4.3m for the six months ended 30 June 2021 were included in other costs. Refer note 9.
[4] General borrowing costs of US$17.0m (June 2021: US$4.5m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 3.1% (June 2021: 2.9%) was applied.

28

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated	United States Dollars Six months ended June 2022 (Reviewed)	June 2021 (Unreviewed)
6. Gain/(loss) on financial instruments		
Unrealised gain/(loss) and prior year mark-to-market reversals on derivative contracts	**8.0**	(38.3)
Realised gain/(loss) on derivative contracts	**15.4**	(14.3)
Maverix warrants – loss on fair value	**—**	(0.5)
Total gain/(loss) on financial instruments	**23.4**	(53.1)

Hedging/derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive US$8.7m with a realised profit of US$8.3m for the six months ended 30 June 2022.

Australia – Oil hedge

In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive A$8.5m (US$5.9m) with a realised profit of A$7.5m (US$5.4m) for the six months ended 30 June 2022.

Salares Norte – Currency hedge

In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date, the marked-to-market value on the hedge was a negative US$8.6m with a realised profit of US$1.6m for the six months ended 30 June 2022.

Outstanding hedges

At 30 June 2022, the following hedges are outstanding:

- Australia oil – a total of 13.3 million litres of diesel at an average swap price of US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period July 2022 to December 2022.
- Ghana oil – a total of 21.3 million litres of diesel at an average swap price of US$77.1 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period July 2022 to December 2022.
- Salares Norte currency hedge – a total notional amount of US$78.8m at a rate of CLP/US$836.45 for the period July 2022 to December 2022.

* Have not been designated for hedge accounting and the changes in fair value are reflected in profit or loss.

29

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

		United States Dollars Six months ended	
Figures in millions unless otherwise stated		**June 2022 (Reviewed)**	June 2021 (Unreviewed)
7.	**Share-based payments**		
	Share based payment expense[1]	**(4.1)**	(6.4)
	Total included in profit or loss for the period	**(4.1)**	(6.4)
8.	**Long-term incentive plan**		
	Long-term incentive plan expense[2]	**(11.4)**	(11.5)
	Total included in profit or loss for the period	**(11.4)**	(11.5)
9.	**Included in profit before royalties and taxation are the following**		
	Environmental rehabilitation interest adjustment[3,4]	**—**	(4.3)
	Unwinding of discount on silicosis settlement costs[3]	**(0.5)**	(0.6)
	Lease interest[3,4]	**—**	(12.3)
	Social contributions and sponsorships[3]	**(7.6)**	(8.1)
	Offshore structure costs[3]	**(7.2)**	(7.7)
10.	**Exploration expense**		
	Australia	**(10.0)**	(14.6)
	Ghana	**(6.3)**	(4.8)
	Peru	**(1.3)**	(0.8)
	Chile	**(15.2)**	(12.7)
	Other	**—**	(0.5)
	Total exploration expense	**(32.8)**	(33.4)
11.	**Royalties**		
	South Africa	**(1.5)**	(1.1)
	Foreign	**(57.1)**	(53.0)
	Total royalties	**(58.6)**	(54.1)
	Royalty rates		
	South Africa (effective rate)[4]	**0.5%**	0.5%
	Australia[5]	**2.5%**	2.5%
	Ghana[6]	**4.1%**	4.1%
	Peru[7]	**3.9%**	3.9%

1 The Group granted Equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the periods ended 30 June 2022 and 2021, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme ("LTIP"). The plan provides for four types of participation, namely Performance Shares ("PS"), Retention Shares ("RS"), Restricted Shares ("RSS") and Matching Shares ("MS"). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company's shareholders.

2 Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

3 Included under "Other costs, net" in the consolidated income statement.

4 Lease interest of US$11.3m and environmental rehabilitation interest adjustments of US$6.0m for the six months ended 30 June 2022 were included in net interest expense. Refer note 4.

5 The Mineral and Petroleum Resource Royalty Act 2008 ("Royalty Act") was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes ("EBIT") by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the period ended 30 June 2022 was 0.5% of mining revenue (30 June 2021: 0.5%) equalling the minimum charge per the formula.

6 The Australian operations are subject to a 2.5% (June 2021: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

7 Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement ("DA") with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price			
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

8 The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

30

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

	United States Dollars	
	Six months ended	
Figures in millions unless otherwise stated	**June 2022 (Reviewed)**	June 2021 (Unreviewed)
12. Mining and income taxation		
The components of mining and income tax are the following:		
South African taxation		
– dividend withholding tax	**(6.1)**	(13.1)
– company and capital gains taxation	**(1.7)**	(1.1)
– prior year adjustment – current taxation	**—**	(1.4)
– deferred taxation	**(45.3)**	(0.6)
Foreign taxation		
– current taxation	**(216.4)**	(176.7)
– deferred taxation	**(4.0)**	(23.2)
Total mining and income taxation	**(273.5)**	(216.1)
South Africa – current tax rates		
Mining tax[1]	**Y=34-170/X**	Y=34-170/X
Non-mining tax[2]	**28.0%**	28.0%
Company tax rate	**28.0%**	28.0%
International operations – current tax rates		
Australia	**30.0%**	30.0%
Ghana	**32.5%**	32.5%
Peru	**29.5%**	29.5%

[1] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 30 June 2021 to 28% at 30 June 2022, amounting to a charge of R76.2m (US$4.9m) through profit or loss.
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate will be reduced from 28% to 27% for tax years ending on after 31 March 2023, and is considered to be substantively enacted.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%, on the basis that these rates are considered to be substantively enacted.

31

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated	United States Dollars Six months ended June 2022 (Reviewed)	June 2021 (Unreviewed)
13. Earnings per share		
13.1 Basic earnings per share – cents	**57**	44
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$509.7m (June 2021: US$387.4m) by the weighted average number of ordinary shares in issue during the period of 890,640,752 (June 2021: 886,888,524).		
13.2 Diluted earnings per share – cents	**56**	43
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$504.9m (June 2021: US$385.0m) by the diluted weighted average number of ordinary shares in issue during the period of 894,668,622 (June 2021: 892,457,239).		
Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
Profit attributable to owners of the parent	**509.7**	387.4
South Deep minority interest at 10%	**(4.8)**	(2.4)
Diluted profit attributable to owners of the parent	**504.9**	385.0
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
Weighted average number of ordinary shares	**890,640,752**	886,888,524
Share options in issue	**4,027,870**	5,568,715
Diluted weighted average number of ordinary shares	**894,668,622**	892,457,239
13.3 Headline earnings per share – cents	**58.0**	45
Headline earnings per share is calculated by dividing headline earnings of US$518.0m (June 2021: US$395.5m) by the weighted average number of ordinary shares in issue during the period of 890,640,752 (June 2021: 886,888,524).		
Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
Long-form headline earnings reconciliation		
Profit attributable to owners of the parent	**509.7**	387.4
Profit on disposal of assets, net	**0.1**	(6.2)
Gross	**0.1**	(8.9)
Taxation effect	**—**	2.7
Non-controlling interest effect	**—**	—
Impairment, reversal of impairment and write-off of investments and assets and other, net	**8.2**	14.3
Impairment, net of reversal of impairment of investments and assets	**9.3**	4.2
Write-off of exploration and evaluation assets	**—**	14.6
Taxation effect	**(1.1)**	(4.5)
Non-controlling interest effect	**—**	—
Headline earnings	**518.0**	395.5
13.4 Diluted headline earnings per share – cents	**57.0**	44
Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$513.2m (June 2021: US$393.1m) by the diluted weighted average number of ordinary shares in issue during the period of 894,668,622 (June 2021: 892,457,239).		
Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
Headline earnings	**518.0**	395.5
South Deep minority interest at 10%	**(4.8)**	(2.4)
Diluted headline earnings	**513.2**	393.1
14. Impairment of investments and assets		
Investments	**(5.7)**	(3.8)
Equity-accounted investees		
– Far Southeast Gold Resources Incorporated ("FSE")[1]	**(5.7)**	(3.8)
Property, plant and equipment	**(3.6)**	(0.4)
Impairment of property, plant and equipment – other[2]	**(3.6)**	(0.4)
Impairment of investments and assets	**(9.3)**	(4.2)

[1] During the six month period ended 30 June 2022, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was impaired by US$5.7m (June 2021: US$3.8m) to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal ("FVLCOD") of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE.

[2] The US$3.6m in 2022 comprises US$3.0m (June 2021: US$0.4m) impairment of redundant assets in Peru and US$0.6m (June 2021: US$0m) impairment of redundant assets in Chile.

32

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2025	31 Dec 2026	31 Dec 2029	Total
15. Debt maturity ladder (Reviewed)							
Uncommitted loan facilities							
Rand debt	1,362.0	—	—	—	—	—	1,362.0
Rand debt translated to US Dollar	83.6	—	—	—	—	—	83.6
Total (US$m)	**83.6**	**—**	**—**	**—**	**—**		**83.6**
Committed loan facilities							
US Dollar debt	—	45.0	1,348.3	45.0	460.0	496.9	2,395.2
Rand debt	—	2,500.0	—	—	—	—	2,500.0
A$ Dollar debt	—	500.0	—	—	—	—	500.0
Rand debt translated to US Dollar	—	153.5	—	—	—	—	153.5
A$ Dollar debt translated to US Dollar	—	345.0	—	—	—	—	345.0
Total (US$m)	**—**	**543.5**	**1,348.3**	**45.0**	**460.0**	**496.9**	**2,893.7**
Total (US$m) Uncommitted and committed loan facilities	**83.6**	**543.5**	**1,348.3**	**45.0**	**460.0**	**496.9**	**2,977.3**
Utilisation – Uncommitted loan facilities							
Rand debt	—	—	—	—	—	—	—
Rand debt translated to US Dollar	—	—	—	—	—	—	—
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)							
US Dollar debt	—	—	581.8	—	—	496.9	1,078.7
Rand debt	—	—	—	—	—	—	—
A$ Dollar debt	—	140.0	—	—	—	—	140.0
Rand debt translated to US Dollar	—	—	—	—	—	—	—
A$ Dollar debt translated to US Dollar	—	96.6	—	—	—	—	96.6
Total (US$m)	**—**	**96.6**	**581.8**	**—**	**—**	**496.9**	**1,175.3**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**—**	**96.6**	**581.8**	**—**	**—**	**496.9**	**1,175.3**

Exchange rate: US$1.00 = R16.29 and US$1.00 = A$0.69 being the closing rates at 30 June 2022.

33

Gold Fields H1 Results 2022

Notes to the condensed consolidated financial statements

16. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 30 June 2022 and 31 December 2021.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollars	30 June 2022 (Reviewed)				31 December 2021 (Audited)			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	**2.9**	**—**	**2.9**	**—**	2.9	—	2.9	—
Trade receivables from provisional copper sales	**2.6**	**—**	**2.6**	**—**	25.8	—	25.8	—
Investments – listed	**18.6**	**18.6**	**—**	**—**	30.9	30.9	—	—
Asanko redeemable preference shares	**96.6**	**—**	**—**	**96.6**	94.5	—	—	94.5
Oil derivative contracts	**14.6**	**—**	**14.6**	**—**	5.1	—	5.1	—
Financial assets not measured at fair value								
Environmental trust funds	**109.6**	**—**	**109.6**	**—**	85.2	—	85.2	—
Loan advanced – contractor	**27.3**	**—**	**—**	**27.3**	27.3	—	—	27.3
Financial liabilities measured at fair value								
Foreign exchange derivative contracts	**8.6**	**—**	**8.6**	**—**	6.8	—	6.8	—
Financial liabilities not measured at fair value								
Borrowings	**1,183.4**	**1,003.3**	**—**	**180.1**	1,191.6	1,108.1	—	83.5

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.

Oil and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.

Borrowings

The 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy.

Loan advanced – contractor

The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within Level 3 of the fair value hierarchy.

34

Notes to the condensed consolidated financial statements 17. Capital commitments United States Dollars Figures in millions unless otherwise stated June 2022 (Reviewed) June 2021 (Unreviewed) Commitments Capital expenditure Contracted for1 183.3 251.9 1 Contracted for capital expenditure includes US$114.0m (2021: US$193.3m) for Salares Norte. Gold Fields H1 Results 2022 35

Gold Fields H1 Results 2022

Segmental operating and financial results

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations and projects including Equity-accounted Joint Venture	Total Mine Operations and projects excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project[1]
Operating results (unreviewed)										
Ore milled/treated (000 tonnes)	**Six months to June 2022**	**21,209**	**19,910**	**1,499**	**10,617**	**6,966**	**2,351**	**1,299**	**3,416**	**–**
	Six months to Dec 2021	21,224	19,868	1,450	10,618	6,895	2,367	1,357	3,482	–
	Six months to June 2021	21,005	19,691	1,472	10,648	6,982	2,352	1,313	3,336	–
Yield (grams per tonne)	**Six months to June 2022**	**1.8**	**1.9**	**3.4**	**1.2**	**1.1**	**1.7**	**1.0**	**1.2**	**–**
	Six months to Dec 2021	1.9	1.9	3.5	1.3	1.2	1.6	1.0	1.3	–
	Six months to June 2021	1.7	1.7	2.7	1.3	1.1	1.8	1.2	0.9	–
Gold produced (000 managed equivalent ounces)	**Six months to June 2022**	**1,245.3**	**1,203.7**	**163.9**	**424.0**	**257.3**	**125.2**	**41.6**	**129.9**	**–**
	Six months to Dec 2021	1,282.0	1,237.1	165.0	430.7	264.8	120.9	44.9	149.0	–
	Six months to June 2021	1,148.2	1,098.5	127.6	440.1	256.9	133.5	49.7	99.3	–
Gold produced (000 attributable equivalent ounces)	**Six months to June 2022**	**1,200.5**	**1,159.0**	**158.0**	**385.8**	**231.5**	**112.7**	**41.6**	**129.3**	**–**
	Six months to Dec 2021	1,236.8	1,191.9	159.1	392.1	238.3	108.8	44.9	148.2	–
	Six months to June 2021	1,104.1	1,054.4	123.1	401.0	231.2	120.1	49.7	98.8	–
Gold sold (000 managed equivalent ounces)	**Six months to June 2022**	**1,247.1**	**1,207.5**	**163.9**	**422.1**	**257.3**	**125.2**	**39.7**	**130.5**	**–**
	Six months to Dec 2021	1,281.6	1,236.7	168.3	430.6	264.8	120.9	44.9	144.9	–
	Six months to June 2021	1,154.7	1,102.3	124.4	442.7	256.9	133.5	52.3	103.5	–
Gold price received (Dollar per equivalent ounce)	**Six months to June 2022**	**1,851**	**1,851**	**1,871**	**1,877**	**1,881**	**1,881**	**1,842**	**1,668**	**–**
	Six months to Dec 2021	1,788	1,788	1,788	1,790	1,792	1,793	1,767	1,735	–
	Six months to June 2021	1,798	1,799	1,793	1,798	1,800	1,803	1,772	1,772	–
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Six months to June 2022**	**47**	**47**	**111**	**31**	**26**	**44**	**34**	**31**	**–**
	Six months to Dec 2021	46	47	111	33	26	47	44	30	–
	Six months to June 2021	43	44	103	30	23	47	42	25	–
All-in sustaining costs (Dollar per ounce)	**Six months to June 2022**	**1,137**	**1,125**	**1,359**	**1,197**	**1,306**	**884**	**1,482**	**312**	**–**
	Six months to Dec 2021	1,014	993	1,267	1,086	1,109	856	1,568	(74)	–
	Six months to June 2021	1,087	1,076	1,368	1,081	1,203	753	1,314	31	–
Total all-in cost (Dollar per ounce)	**Six months to June 2022**	**1,204**	**1,191**	**1,425**	**1,230**	**1,306**	**964**	**1,576**	**397**	**–**
	Six months to Dec 2021	1,086	1,062	1,331	1,110	1,109	898	1,688	173	–
	Six months to June 2021	1,153	1,139	1,444	1,114	1,203	810	1,448	321	–
Financial results (US$ millions)[#]										
Revenue	**Six months to June 2022**	**2,308.4**	**2,235.3**	**306.6**	**792.4**	**483.8**	**235.5**	**73.1**	**217.7***	**–**
	Six months to Dec 2021	2,291.0	2,211.6	300.8	770.7	474.5	216.8	79.4	251.4*	–
	Six months to June 2021	2,076.3	1,983.6	223.0	795.7	462.4	240.7	92.7	183.4*	–
Cost of sales before amortisation and depreciation	**Six months to June 2022**	**(970.8)**	**(922.6)**	**(166.1)**	**(302.3)**	**(185.4)**	**(68.6)**	**(48.2)**	**(93.3)**	**–**
	Six months to Dec 2021	(885.0)	(830.2)	(157.1)	(282.5)	(152.8)	(75.0)	(54.8)	(84.4)	–
	Six months to June 2021	(887.0)	(831.4)	(147.9)	(288.2)	(157.4)	(75.2)	(55.6)	(91.2)	–
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2022**	**(988.7)**	**(943.9)**	**(166.3)**	**(329.1)**	**(180.1)**	**(104.2)**	**(44.8)**	**(107.3)**	**–**
	Six months to Dec 2021	(985.9)	(926.4)	(160.7)	(352.0)	(182.2)	(110.3)	(59.5)	(106.1)	–
	Six months to June 2021	(913.6)	(858.2)	(151.5)	(324.7)	(157.5)	(111.7)	(55.5)	(83.9)	–
– Gold inventory change	**Six months to June 2022**	**17.9**	**21.3**	**0.1**	**26.9**	**(5.3)**	**35.6**	**(3.4)**	**14.0**	**–**
	Six months to Dec 2021	100.9	96.2	3.6	69.5	29.5	35.3	4.7	21.7	–
	Six months to June 2021	26.5	26.6	3.7	36.5	0.1	36.5	(0.1)	(7.3)	–
Amortisation of mining assets	**Six months to June 2022**	**(377.9)**	**(369.4)**	**(25.1)**	**(147.9)**	**(84.3)**	**(55.1)**	**(8.6)**	**(59.4)**	**–**
	Six months to Dec 2021	(402.4)	(389.5)	(23.0)	(159.9)	(102.0)	(44.9)	(13.0)	(55.2)	–
	Six months to June 2021	(315.6)	(306.3)	(20.0)	(127.3)	(70.3)	(47.6)	(9.3)	(33.1)	–
Other expenses	**Six months to June 2022**	**(50.0)**	**(38.8)**	**(1.2)**	**(6.8)**	**6.5**	**(2.1)**	**(11.2)**	**(7.4)**	**(19.4)**
	Six months to Dec 2021	(159.2)	(160.1)	(4.9)	(12.8)	(3.9)	(9.8)	0.9	(9.9)	(66.2)
	Six months to June 2021	(106.2)	(101.6)	(1.0)	(16.0)	(5.4)	(6.1)	(4.6)	(42.0)	(30.8)
Profit/(loss) before royalties and taxation	**Six months to June 2022**	**909.7**	**904.6**	**114.2**	**335.4**	**220.6**	**109.7**	**5.1**	**57.6**	**(19.4)**
	Six months to Dec 2021	844.3	831.9	115.9	315.6	215.9	87.2	12.4	101.9	(66.2)
	Six months to June 2021	767.5	744.3	54.1	364.2	229.2	111.8	23.2	17.1	(30.8)
Royalties, mining and income taxation	**Six months to June 2022**	**(319.8)**	**(316.1)**	**(43.4)**	**(122.5)**	**(79.1)**	**(39.7)**	**(3.7)**	**(14.4)**	**4.6**
	Six months to Dec 2021	(262.2)	(258.2)	(37.4)	(120.7)	(76.2)	(40.6)	(4.0)	(55.0)	84.8
	Six months to June 2021	(273.8)	(269.1)	(17.0)	(131.2)	(84.5)	(42.0)	(4.6)	(7.5)	–

36

Gold Fields H1 Results 2022

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations and projects including Equity-accounted Joint Venture	Total Mine Operations and projects excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project[1]
Financial results (US$ millions) continued[#]										
– Normal taxation	**Six months to June 2022**	**(117.2)**	**(117.2)**	**–**	**(84.9)**	**(49.9)**	**(35.0)**	**–**	**(32.4)**	**–**
	Six months to Dec 2021	(315.3)	(315.3)	–	(100.2)	(58.7)	(41.5)	–	(47.1)	(1.9)
	Six months to June 2021	(105.2)	(105.2)	–	(91.1)	(51.5)	(39.6)	–	(14.1)	–
– Royalties	**Six months to June 2022**	**(62.3)**	**(58.6)**	**(1.5)**	**(32.4)**	**(19.4)**	**(9.4)**	**(3.7)**	**(3.3)**	**–**
	Six months to Dec 2021	(62.2)	(58.3)	(1.5)	(31.6)	(19.0)	(8.7)	(4.0)	(5.3)	–
	Six months to June 2021	(58.8)	(54.1)	(1.1)	(32.8)	(18.5)	(9.6)	(4.6)	(2.6)	–
– Deferred taxation	**Six months to June 2022**	**(140.2)**	**(140.2)**	**(41.9)**	**(5.1)**	**(9.9)**	**4.7**	**–**	**21.3**	**4.6**
	Six months to Dec 2021	115.3	115.3	(35.9)	11.2	1.6	9.6	–	(2.6)	86.7
	Six months to June 2021	(109.8)	(109.8)	(15.9)	(7.3)	(14.5)	7.2	–	9.3	–
Profit/(loss) before non-recurring items	**Six months to June 2022**	**589.9**	**588.5**	**70.8**	**213.0**	**141.5**	**70.0**	**1.4**	**43.2**	**(14.8)**
	Six months to Dec 2021	582.1	573.6	78.4	194.9	139.8	46.6	8.5	46.8	18.6
	Six months to June 2021	493.7	475.2	37.1	233.0	144.7	69.8	18.6	9.6	(30.8)
Non-recurring items	**Six months to June 2022**	**(5.2)**	**(5.2)**	**0.1**	**(0.9)**	**(0.6)**	**(0.3)**	**–**	**(3.0)**	**(0.6)**
	Six months to Dec 2021	(63.4)	(63.4)	0.2	(41.1)	(23.4)	(17.7)	–	(1.0)	–
	Six months to June 2021	5.9	5.9	(1.3)	(1.3)	(1.3)	–	–	(0.6)	–
Net profit/(loss)	**Six months to June 2022**	**584.8**	**583.3**	**70.8**	**212.0**	**140.9**	**69.7**	**1.4**	**40.2**	**(15.4)**
	Six months to Dec 2021	518.7	510.2	78.7	153.7	116.4	28.9	8.5	45.8	18.6
	Six months to June 2021	499.6	481.0	35.8	231.7	143.4	69.8	18.6	9.0	(30.8)
Capital expenditure	**Six months to June 2022**	**(547.0)**	**(544.3)**	**(63.5)**	**(156.0)**	**(120.2)**	**(33.1)**	**(2.7)**	**(16.4)**	**(145.1)**
	Six months to Dec 2021	(776.9)	(765.8)	(59.8)	(125.7)	(101.2)	(13.3)	(11.1)	(36.9)	(241.8)
	Six months to June 2021	(331.5)	(322.2)	(29.4)	(127.2)	(107.7)	(10.1)	(9.3)	(18.8)	(133.2)

The average US Dollar/Rand exchange rates for the six months were US$1 = R15.40 for June 2022, US$1 = R15.03 for December 2021 and US$1 = R14.54 for June 2021.
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.72 for June 2022, A$1 = US$0.73 for December 2021 and A$1 = US$0.77 for June 2021.
* Included in total revenue is copper revenue of US$103.2m (Six months to December 2021: US$125.9m and six months to June 2021: US$106.4m).
[1] In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.
[#] Financial results for the six months ended 30 June 2022 are reviewed (six months ended 30 June 2021 and 31 December 2021 are unreviewed).
Figures may not add as they are rounded independently.

37

Gold Fields H1 Results 2022

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region[1]				South Africa Region[2]
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results (unreviewed)												
Ore milled/treated (000 tonnes)	**Six months to June 2022**	**5,679**	**2,041**	**584**	**777**	**2,277**	**5,679**	**2,041**	**584**	**777**	**2,277**	**1,498**
	Six months to Dec 2021	5,674	2,040	628	838	2,168	5,674	2,040	628	838	2,168	1,450
	Six months to June 2021	5,549	2,048	626	824	2,051	5,549	2,048	626	824	2,051	1,472
Yield (grams per tonne)	**Six months to June 2022**	**2.9**	**2.9**	**6.4**	**5.5**	**1.1**	**2.9**	**2.9**	**6.4**	**5.5**	**1.1**	**3.4**
	Six months to Dec 2021	2.9	3.1	5.5	5.9	0.9	2.9	3.1	5.5	5.9	0.9	3.5
	Six months to June 2021	2.7	2.9	5.5	4.6	0.9	2.7	2.9	5.5	4.6	0.9	2.7
Gold produced (000 managed equivalent ounces)	**Six months to June 2022**	**527.4**	**190.3**	**120.5**	**138.3**	**78.4**	**527.4**	**190.3**	**120.5**	**138.3**	**78.4**	**5,097**
	Six months to Dec 2021	537.4	204.5	111.3	158.0	63.6	537.4	204.5	111.3	158.0	63.6	5,131
	Six months to June 2021	481.2	188.5	111.7	121.3	59.7	481.2	188.5	111.7	121.3	59.7	3,970
Gold produced (000 attributable equivalent ounces)	**Six months to June 2022**	**527.4**	**190.3**	**120.5**	**138.3**	**78.4**	**527.4**	**190.3**	**120.5**	**138.3**	**78.4**	**4,915**
	Six months to Dec 2021	537.4	204.5	111.3	158.0	63.6	537.4	204.5	111.3	158.0	63.6	4,948
	Six months to June 2021	481.2	188.5	111.7	121.3	59.7	481.2	188.5	111.7	121.3	59.7	3,828
Gold sold (000 managed equivalent ounces)	**Six months to June 2022**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**5,097**
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	537.8	202.6	110.3	161.1	63.8	5,234
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	484.1	188.5	112.5	122.6	60.6	3,868
Gold price received (Dollar per equivalent ounce)	**Six months to June 2022**	**1,869**	**1,868**	**1,866**	**1,869**	**1,876**	**2,600**	**2,599**	**2,596**	**2,600**	**2,609**	**926,383**
	Six months to Dec 2021	1,800	1,800	1,793	1,806	1,798	2,454	2,455	2,453	2,452	2,455	860,689
	Six months to June 2021	1,806	1,808	1,814	1,792	1,811	2,340	2,344	2,351	2,322	2,345	838,127
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Six months to June 2022**	**68**	**63**	**160**	**139**	**25**	**95**	**87**	**223**	**193**	**35**	**1,709**
	Six months to Dec 2021	65	69	135	112	23	88	93	184	153	31	1,665
	Six months to June 2021	64	63	134	119	21	83	81	173	154	27	1,497
All-in sustaining costs (Dollar per ounce)	**Six months to June 2022**	**1,117**	**1,185**	**1,188**	**1,047**	**967**	**1,554**	**1,649**	**1,652**	**1,456**	**1,345**	**672,915**
	Six months to Dec 2021	1,019	967	1,150	939	1,157	1,391	1,322	1,573	1,281	1,578	610,487
	Six months to June 2021	1,116	1,047	1,178	1,158	1,133	1,447	1,357	1,528	1,501	1,469	639,288
Total all-in cost (Dollar per ounce)	**Six months to June 2022**	**1,211**	**1,233**	**1,353**	**1,196**	**969**	**1,685**	**1,715**	**1,882**	**1,663**	**1,348**	**705,623**
	Six months to Dec 2021	1,108	1,005	1,310	1,073	1,169	1,512	1,374	1,791	1,462	1,594	641,683
	Six months to June 2021	1,189	1,078	1,305	1,276	1,146	1,542	1,398	1,692	1,654	1,486	674,965
Financial results (US$ millions)#												
Revenue	**Six months to June 2022**	**991.7**	**358.2**	**225.8**	**258.5**	**149.3**	**1,379.6**	**498.3**	**314.1**	**359.6**	**207.7**	**4,722.2**
	Six months to Dec 2021	968.0	364.7	197.8	290.8	114.7	1,319.5	497.5	270.5	394.9	156.6	4,505.0
	Six months to June 2021	874.2	340.8	204.2	219.6	109.7	1,132.9	441.7	264.6	284.6	142.1	3,241.7
Cost of sales before amortisation and depreciation	**Six months to June 2022**	**(409.1)**	**(156.6)**	**(96.4)**	**(105.5)**	**(50.7)**	**(569.1)**	**(217.8)**	**(134.1)**	**(146.8)**	**(70.5)**	**(2,558.3)**
	Six months to Dec 2021	(361.1)	(137.0)	(83.7)	(96.7)	(43.6)	(493.2)	(187.1)	(114.6)	(132.2)	(59.4)	(2,359.8)
	Six months to June 2021	(359.7)	(136.5)	(88.8)	(96.7)	(37.6)	(466.4)	(177.0)	(115.2)	(125.4)	(48.8)	(2,150.2)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2022**	**(386.0)**	**(127.6)**	**(93.6)**	**(108.0)**	**(56.8)**	**(537.0)**	**(177.5)**	**(130.2)**	**(150.3)**	**(79.0)**	**(2,560.6)**
	Six months to Dec 2021	(367.1)	(139.9)	(84.5)	(93.5)	(49.2)	(501.1)	(190.7)	(115.4)	(127.9)	(67.0)	(2,414.0)
	Six months to June 2021	(353.4)	(128.5)	(83.7)	(97.8)	(43.3)	(458.2)	(166.6)	(108.5)	(126.8)	(56.2)	(2,203.5)
– Gold inventory change	**Six months to June 2022**	**(23.1)**	**(29.0)**	**(2.8)**	**2.5**	**6.1**	**(32.1)**	**(40.3)**	**(3.9)**	**3.5**	**8.5**	**2.3**
	Six months to Dec 2021	6.0	2.9	0.8	(3.2)	5.6	7.8	3.6	0.9	(4.2)	7.6	54.3
	Six months to June 2021	(6.3)	(8.0)	(5.1)	1.1	5.7	(8.2)	(10.4)	(6.6)	1.4	7.4	53.3
Amortisation of mining assets	**Six months to June 2022**	**(145.5)**					**(202.4)**					**(386.8)**
	Six months to Dec 2021	(164.3)					(223.5)					(345.2)
	Six months to June 2021	(135.3)					(175.4)					(290.7)
Other expenses	**Six months to June 2022**	**(15.2)**					**(21.2)**					**(18.7)**
	Six months to Dec 2021	(34.5)					(47.6)					(73.0)
	Six months to June 2021	(47.2)					(61.2)					(14.0)
Profit/(loss) before royalties and taxation	**Six months to June 2022**	**421.9**					**586.9**					**1,758.4**
	Six months to Dec 2021	408.1					555.2					1,727.0
	Six months to June 2021	332.1					430.0					786.8
Royalties, mining and income taxation	**Six months to June 2022**	**(144.2)**					**(200.6)**					**(668.2)**
	Six months to Dec 2021	(133.8)					(182.3)					(557.9)
	Six months to June 2021	(118.1)					(153.1)					(246.7)

38

Gold Fields
H1 Results 2022

Figures in millions unless otherwise stated		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region[1]				South Africa Region[2]
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Financial results (US$ millions) continued[#]												
	Six months to June 2022	**—**					**—**					**—**
	Six months to Dec 2021	(166.1)					(221.1)					—
– Normal taxation	Six months to June 2021	—					—					—
– Royalties	**Six months to June 2022**	**(25.0)**					**(34.8)**					**(23.6)**
	Six months to Dec 2021	(23.7)					(32.4)					(22.5)
	Six months to June 2021	(22.3)					(28.9)					(16.2)
– Deferred taxation	**Six months to June 2022**	**(119.2)**					**(165.8)**					**(644.6)**
	Six months to Dec 2021	56.0					71.2					(535.4)
	Six months to June 2021	(95.8)					(124.2)					(230.5)
Profit/(loss) before non-recurring items	**Six months to June 2022**	**277.7**					**386.3**					**1,090.1**
	Six months to Dec 2021	274.3					372.9					1,169.1
	Six months to June 2021	214.0					276.9					540.1
Non-recurring items	**Six months to June 2022**	**(0.7)**					**(0.9)**					**0.9**
	Six months to Dec 2021	(21.5)					(28.3)					3.1
	Six months to June 2021	9.1					11.8					(18.9)
Net profit/(loss)	**Six months to June 2022**	**277.1**					**385.4**					**1,091.0**
	Six months to Dec 2021	252.7					344.6					1,172.2
	Six months to June 2021	223.0					288.6					521.2
Capital expenditure	**Six months to June 2022**	**(166.0)**	**(59.3)**	**(49.4)**	**(41.5)**	**(15.9)**	**(231.0)**	**(82.5)**	**(68.8)**	**(57.7)**	**(22.1)**	**(978.0)**
	Six months to Dec 2021	(179.5)	(52.1)	(45.8)	(59.9)	(21.7)	(244.5)	(71.2)	(62.5)	(81.1)	(29.7)	(892.3)
	Six months to June 2021	(156.1)	(51.2)	(42.4)	(40.5)	(22.0)	(202.4)	(66.4)	(54.9)	(52.6)	(28.5)	(428.1)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1] For Australia, all financial numbers are in Australian Dollar.

[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.

[#] Financial results for the six months ended 30 June 2022 are reviewed (six months ended 30 June 2021 and 31 December 2021 are unreviewed).

Figures may not add as they are rounded independently.

39

Gold Fields H1 Results 2022

All-in cost (unreviewed)

World Gold Council Industry Standard

United States Dollars

		Total Group including Equity-accounted Joint Venture	Total Mine Operations including Equity-accounted Joint Venture	Total Mine Operations excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
Figures in millions unless otherwise stated					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2022**	**(988.7)**	**(988.7)**	**(943.9)**	**(166.3)**	**(329.1)**	**(180.1)**	**(104.2)**	**(44.8)**	**(107.3)**
	Six months to Dec 2021	(985.9)	(985.9)	(926.4)	(160.7)	(352.0)	(182.2)	(110.3)	(59.5)	(106.2)
	Six months to June 2021	(913.6)	(913.6)	(858.2)	(151.5)	(324.7)	(157.5)	(111.7)	(55.5)	(83.9)
Gold inventory change	**Six months to June 2022**	**17.9**	**17.9**	**21.3**	**0.1**	**26.9**	**(5.3)**	**35.6**	**(3.4)**	**14.0**
	Six months to Dec 2021	100.9	100.9	96.2	3.6	69.5	29.5	35.3	4.7	21.7
	Six months to June 2021	26.5	26.5	26.6	3.7	36.5	0.1	36.5	(0.1)	(7.3)
Royalties	**Six months to June 2022**	**(62.3)**	**(62.3)**	**(58.6)**	**(1.5)**	**(32.4)**	**(19.4)**	**(9.4)**	**(3.7)**	**(3.3)**
	Six months to Dec 2021	(62.2)	(62.2)	(58.3)	(1.5)	(31.6)	(19.0)	(8.7)	(4.0)	(5.3)
	Six months to June 2021	(58.8)	(58.8)	(54.1)	(1.1)	(32.8)	(18.5)	(9.6)	(4.6)	(2.6)
Realised gains/(losses) on commodity cost hedges	**Six months to June 2022**	**13.7**	**13.7**	**13.7**	**–**	**8.3**	**5.6**	**2.7**	**–**	**–**
	Six months to Dec 2021	2.2	2.2	2.2	–	1.2	0.8	0.4	–	–
	Six months to June 2021	(1.3)	(1.3)	(1.3)	–	(1.0)	(0.6)	(0.4)	–	–
Community/social responsibility costs	**Six months to June 2022**	**(7.7)**	**(7.7)**	**(7.7)**	**(0.9)**	**(5.0)**	**(3.3)**	**(1.6)**	**–**	**(1.8)**
	Six months to Dec 2021	(10.0)	(10.0)	(10.0)	(2.6)	(4.0)	(2.9)	(1.1)	–	(3.4)
	Six months to June 2021	(8.1)	(8.1)	(8.1)	(0.9)	(5.5)	(3.8)	(1.7)	–	(1.7)
Non-cash remuneration – share-based payments	**Six months to June 2022**	**(4.0)**	**(1.5)**	**(1.5)**	**(0.1)**	**(0.3)**	**(0.2)**	**(0.1)**	**–**	**(0.6)**
	Six months to Dec 2021	(6.2)	(3.0)	(3.0)	(0.2)	(1.1)	(1.0)	(0.1)	–	(0.9)
	Six months to June 2021	(6.4)	(2.9)	(2.9)	(0.2)	(1.1)	(1.0)	(0.1)	–	(0.7)
Cash remuneration (long-term incentive plan)	**Six months to June 2022**	**(11.2)**	**(11.5)**	**(11.5)**	**(1.6)**	**(0.4)**	**(0.1)**	**(0.3)**	**–**	**(2.4)**
	Six months to Dec 2021	(17.0)	(14.1)	(14.1)	(3.1)	(5.5)	(4.2)	(1.3)	–	(0.5)
	Six months to June 2021	(10.9)	(10.1)	(10.1)	(0.3)	(3.1)	(2.4)	(0.7)	–	(0.5)
Other	**Six months to June 2022**	**(10.9)**	**(1.5)**	**(1.5)**	**–**	**(1.5)**	**(1.5)**	**–**	**–**	**–**
	Six months to Dec 2021	(18.6)	(1.5)	(1.5)	–	(1.5)	(1.5)	–	–	–
	Six months to June 2021	(1.5)	(1.5)	(1.5)	–	(1.5)	(1.5)	–	–	–
By-product credits	**Six months to June 2022**	**105.4**	**105.4**	**105.2**	**0.3**	**0.8**	**0.5**	**0.1**	**0.1**	**103.2**
	Six months to Dec 2021	128.2	128.2	128.1	0.3	0.8	0.6	0.1	0.1	125.9
	Six months to June 2021	109.2	109.2	109.0	0.3	1.2	0.9	0.1	0.2	106.4
Rehabilitation amortisation and interest	**Six months to June 2022**	**(16.8)**	**(16.8)**	**(16.3)**	**–**	**(4.5)**	**(2.5)**	**(1.6)**	**(0.5)**	**(7.9)**
	Six months to Dec 2021	(11.8)	(11.8)	(11.5)	–	(4.1)	(2.7)	(1.2)	(0.3)	(4.7)
	Six months to June 2021	(10.1)	(10.1)	(9.9)	–	(3.9)	(2.5)	(1.2)	(0.3)	(3.3)
Sustaining capital expenditure	**Six months to June 2022**	**(341.8)**	**(341.1)**	**(339.2)**	**(52.7)**	**(149.9)**	**(120.2)**	**(27.9)**	**(1.8)**	**(12.4)**
	Six months to Dec 2021	(322.7)	(322.4)	(314.2)	(49.0)	(121.1)	(101.2)	(11.6)	(8.2)	(20.6)
	Six months to June 2021	(266.4)	(266.1)	(261.3)	(20.0)	(118.4)	(107.7)	(5.9)	(4.8)	(7.1)
Lease payments	**Six months to June 2022**	**(47.3)**	**(46.1)**	**(41.4)**	**–**	**(18.1)**	**(9.4)**	**(4.0)**	**(4.7)**	**(1.1)**
	Six months to Dec 2021	(44.9)	(43.7)	(40.5)	(0.1)	(18.2)	(9.8)	(5.2)	(3.2)	(0.9)
	Six months to June 2021	(54.6)	(53.5)	(49.9)	(0.1)	(24.1)	(14.5)	(6.0)	(3.6)	(0.7)
All-in sustaining costs	**Six months to June 2022**	**(1,353.7)**	**(1,340.1)**	**(1,281.3)**	**(222.7)**	**(505.3)**	**(335.9)**	**(110.6)**	**(58.8)**	**(19.5)**
	Six months to Dec 2021	(1,249.6)	(1,223.4)	(1,153.0)	(213.2)	(467.5)	(293.6)	(103.5)	(70.4)	5.2
	Six months to June 2021	(1,195.9)	(1,190.3)	(1,121.5)	(170.1)	(478.4)	(309.1)	(100.6)	(68.7)	(1.4)
Realised gains/losses on capital cost hedges	**Six months to June 2022**	**1.6**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	9.7	–	–	–	–	–	–	–	–
	Six months to June 2021	23.2	–	–	–	–	–	–	–	–
Non-cash remuneration (share-based payments)	**Six months to June 2022**	**(0.1)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	(0.1)	–	–	–	–	–	–	–	–
	Six months to June 2021	(0.1)	–	–	–	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**Six months to June 2022**	**(0.2)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	–	–	–	–	–	–	–	–	–
	Six months to June 2021	(0.6)	–	–	–	–	–	–	–	–

40

Gold Fields H1 Results 2022

United States Dollars

Figures in millions unless otherwise stated		Total Group including Equity-accounted Joint Venture	Total Mine Operations including Equity-accounted Joint Venture	Total Mine Operations excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Other	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	(3.6)	–	–	–	–	–	–	–	–
	Six months to June 2021	–	–	–	–	–	–	–	–	–
Lease payments	**Six months to June 2022**	**(1.8)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	(2.5)	–	–	–	–	–	–	–	–
	Six months to June 2021	(2.7)	–	–	–	–	–	–	–	–
Exploration, feasibility and evaluation costs	**Six months to June 2022**	**(34.2)**	**(19.0)**	**(16.1)**	**–**	**(7.7)**	**–**	**(4.8)**	**(2.9)**	**(1.3)**
	Six months to Dec 2021	(21.5)	(6.6)	(4.1)	–	(5.8)	–	(3.3)	(2.5)	(0.8)
	Six months to June 2021	(19.7)	(6.6)	(4.1)	–	(5.8)	–	(3.3)	(2.4)	(0.8)
Non-sustaining capital expenditure	**Six months to June 2022**	**(205.9)**	**(60.8)**	**(60.0)**	**(10.8)**	**(6.0)**	**–**	**(5.2)**	**(0.8)**	**(4.0)**
	Six months to Dec 2021	(321.4)	(79.6)	(76.8)	(10.9)	(4.6)	–	(1.7)	(2.9)	(16.4)
	Six months to June 2021	(198.7)	(65.5)	(60.9)	(9.5)	(8.8)	–	(4.3)	(4.6)	(11.7)
Total all-in cost	**Six months to June 2022**	**(1,594.3)**	**(1,420.0)**	**(1,357.4)**	**(233.6)**	**(519.1)**	**(335.9)**	**(120.7)**	**(62.5)**	**(24.8)**
	Six months to Dec 2021	(1,589.1)	(1,309.7)	(1,233.9)	(224.1)	(478.0)	(293.6)	(108.6)	(75.8)	(12.0)
	Six months to June 2021	(1,394.5)	(1,262.3)	(1,186.6)	(179.5)	(493.0)	(309.1)	(108.2)	(75.8)	(13.9)
Total all-in sustaining cost	**Six months to June 2022**	**(1,353.7)**	**(1,340.1)**	**(1,281.3)**	**(222.7)**	**(505.3)**	**(335.9)**	**(110.6)**	**(58.8)**	**(19.5)**
	Six months to Dec 2021	(1,249.6)	(1,223.4)	(1,153.0)	(213.2)	(467.5)	(293.6)	(103.5)	(70.4)	5.2
	Six months to June 2021	(1,195.9)	(1,190.3)	(1,121.5)	(170.1)	(478.4)	(309.1)	(100.6)	(68.7)	(1.4)
Gold only ounces sold – (000 ounces)	**Six months to June 2022**	**1,179.1**	**1,179.1**	**1,139.5**	**163.9**	**422.1**	**257.3**	**125.2**	**39.7**	**62.5**
	Six months to Dec 2021	1,206.3	1,206.3	1,161.4	168.3	430.6	264.8	120.9	44.9	69.6
	Six months to June 2021	1,094.5	1,094.5	1,042.2	124.4	442.7	256.9	133.5	52.3	43.3
AISC per ounce of gold sold US$/oz	**Six months to June 2022**	**1,148**	**1,137**	**1,125**	**1,359**	**1,197**	**1,306**	**884**	**1,482**	**312**
	Six months to Dec 2021	1,036	1,014	993	1,267	1,086	1,109	856	1,568	(74)
	Six months to June 2021	1,093	1,087	1,076	1,368	1,081	1,203	753	1,314	31
Total all-in cost	**Six months to June 2022**	**(1,594.3)**	**(1,420.0)**	**(1,357.4)**	**(233.6)**	**(519.1)**	**(335.9)**	**(120.7)**	**(62.5)**	**(24.8)**
	Six months to Dec 2021	(1,589.1)	(1,309.7)	(1,233.9)	(224.1)	(478.0)	(293.6)	(108.6)	(75.8)	(12.0)
	Six months to June 2021	(1,394.5)	(1,262.3)	(1,186.6)	(179.5)	(493.0)	(309.1)	(108.2)	(75.8)	(13.9)
Gold only ounces sold – (000 ounces)	**Six months to June 2022**	**1,179.1**	**1,179.1**	**1,139.5**	**163.9**	**422.1**	**257.3**	**125.2**	**39.7**	**62.5**
	Six months to Dec 2021	1,206.3	1,206.3	1,161.4	168.3	430.6	264.8	120.9	44.9	69.6
	Six months to June 2021	1,094.5	1,094.5	1,042.2	124.4	442.7	256.9	133.5	52.3	43.3
AIC per ounce of gold sold US$/oz	**Six months to June 2022**	**1,352**	**1,204**	**1,191**	**1,425**	**1,230**	**1,306**	**964**	**1,576**	**397**
	Six months to Dec 2021	1,317	1,086	1,062	1,331	1,110	1,109	898	1,688	173
	Six months to June 2021	1,274	1,153	1,139	1,444	1,114	1,203	810	1,448	321

41

Gold Fields H1 Results 2022

All-in cost (unreviewed) continued

World Gold Council Industry Standard

			United States Dollars				
			Australia Region				
			Australia				
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2022**	**(386.0)**	**(127.6)**	**(93.6)**	**(108.0)**	**(56.8)**	**–**
	Six months to Dec 2021	(367.1)	(139.9)	(84.5)	(93.5)	(49.2)	–
	Six months to June 2021	(353.4)	(128.5)	(83.7)	(97.8)	(43.3)	–
Gold inventory change	**Six months to June 2022**	**(23.1)**	**(29.0)**	**(2.8)**	**2.5**	**6.1**	**–**
	Six months to Dec 2021	6.0	2.9	0.8	(3.2)	5.6	–
	Six months to June 2021	(6.3)	(8.0)	(5.1)	1.1	5.7	–
Royalties	**Six months to June 2022**	**(25.0)**	**(9.0)**	**(5.7)**	**(6.5)**	**(3.8)**	**–**
	Six months to Dec 2021	(23.7)	(9.0)	(4.8)	(7.1)	(2.8)	–
	Six months to June 2021	(22.3)	(8.7)	(5.2)	(5.6)	(2.8)	–
Realised gains/losses on commodity cost hedges	**Six months to June 2022**	**5.4**	**2.4**	**1.2**	**1.6**	**0.2**	**–**
	Six months to Dec 2021	0.9	0.4	0.2	0.3	–	–
	Six months to June 2021	(0.3)	(0.1)	(0.1)	(0.1)	–	–
Community/social responsibility costs	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	–	–	–	–	–	–
	Six months to June 2021	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Six months to June 2022**	**(0.5)**	**(0.1)**	**(0.1)**	**(0.2)**	**(0.1)**	**(2.5)**
	Six months to Dec 2021	(0.8)	(0.3)	(0.2)	(0.2)	(0.1)	(3.2)
	Six months to June 2021	(1.0)	(0.3)	(0.2)	(0.3)	(0.1)	(3.5)
Cash remuneration (long-term incentive plan)	**Six months to June 2022**	**(7.2)**	**(2.7)**	**(1.5)**	**(1.9)**	**(1.0)**	**0.3**
	Six months to Dec 2021	(5.0)	(1.8)	(1.2)	(1.5)	(0.5)	(2.9)
	Six months to June 2021	(6.2)	(1.8)	(1.2)	(1.9)	(1.3)	(0.8)
Other	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**(9.41)**
	Six months to Dec 2021	–	–	–	–	–	(18.6)
	Six months to June 2021	–	–	–	–	–	–
By-product credits	**Six months to June 2022**	**1.1**	**0.5**	**0.2**	**0.1**	**0.3**	**–**
	Six months to Dec 2021	1.1	0.5	0.2	0.1	0.3	–
	Six months to June 2021	1.3	0.6	0.2	0.1	0.4	–
Rehabilitation amortisation and interest	**Six months to June 2022**	**(4.4)**	**(1.6)**	**(0.8)**	**(1.2)**	**(0.9)**	**–**
	Six months to Dec 2021	(2.9)	(0.9)	(0.5)	(0.7)	(0.9)	–
	Six months to June 2021	(2.9)	(0.9)	(0.5)	(0.7)	(0.8)	–
Sustaining capital expenditure	**Six months to June 2022**	**(126.1)**	**(55.3)**	**(30.9)**	**(24.0)**	**(15.9)**	**(0.7)**
	Six months to Dec 2021	(131.8)	(44.4)	(28.1)	(38.2)	(21.0)	(0.4)
	Six months to June 2021	(120.7)	(45.3)	(28.1)	(26.1)	(21.2)	(0.3)
Lease payments	**Six months to June 2022**	**(26.8)**	**(4.8)**	**(9.6)**	**(7.1)**	**(5.3)**	**(1.2)**
	Six months to Dec 2021	(24.5)	(3.6)	(8.8)	(7.0)	(5.2)	(1.2)
	Six months to June 2021	(28.6)	(4.1)	(8.6)	(10.6)	(5.2)	(1.1)
All-in sustaining costs	**Six months to June 2022**	**(592.6)**	**(227.2)**	**(143.7)**	**(144.7)**	**(77.0)**	**(13.6)**
	Six months to Dec 2021	(547.9)	(196.0)	(126.8)	(151.2)	(73.8)	(26.2)
	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
Realised gains/losses on capital cost hedges	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**1.6**
	Six months to Dec 2021	–	–	–	–	–	9.7
	Six months to June 2021	–	–	–	–	–	23.2
Non-cash remuneration (share-based payments)	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**(0.1)**
	Six months to Dec 2021	–	–	–	–	–	(0.1)
	Six months to June 2021	–	–	–	–	–	(0.1)
Cash remuneration (long-term incentive plan)	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**(0.2)**
	Six months to Dec 2021	–	–	–	–	–	–
	Six months to June 2021	–	–	–	–	–	(0.6)
Other	**Six months to June 2022**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2021	–	–	–	–	–	(3.6)
	Six months to June 2021	–	–	–	–	–	–

42

Gold Fields H1 Results 2022

United States Dollars

Figures in millions unless otherwise stated		Total	Australia Region — Australia — St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Lease payments	**Six months to June 2022**	**—**	**—**	**—**	**—**	**—**	**(1.8)**
	Six months to Dec 2021	—	—	—	—	—	(2.5)
	Six months to June 2021	—	—	—	—	—	(2.7)
Exploration, feasibility and evaluation costs	**Six months to June 2022**	**(10.0)**	**(5.1)**	**(1.5)**	**(3.2)**	**(0.1)**	**(15.2)**
	Six months to Dec 2021	—	—	—	—	—	(14.9)
	Six months to June 2021	—	—	—	—	—	(13.2)
Non-sustaining capital expenditure	**Six months to June 2022**	**(39.9)**	**(4.0)**	**(18.5)**	**(17.4)**	**—**	**(145.1)**
	Six months to Dec 2021	(47.7)	(7.7)	(17.7)	(21.6)	(0.7)	(241.8)
	Six months to June 2021	(35.4)	(5.9)	(14.3)	(14.5)	(0.8)	(133.2)
Total all-in cost	**Six months to June 2022**	**(642.5)**	**(236.4)**	**(163.7)**	**(165.3)**	**(77.1)**	**(174.3)**
	Six months to Dec 2021	(595.6)	(203.7)	(144.5)	(172.8)	(74.6)	(279.4)
	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
Total all-in sustaining cost	**Six months to June 2022**	**(592.6)**	**(227.2)**	**(143.7)**	**(144.7)**	**(77.0)**	**(13.6)**
	Six months to Dec 2021	(547.9)	(196.0)	(126.8)	(151.2)	(73.8)	(26.2)
	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
Gold only ounces sold – (000 ounces)	**Six months to June 2022**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**—**
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	—
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
AISC per ounce of gold sold US$/oz	**Six months to June 2022**	**1,117**	**1,185**	**1,188**	**1,047**	**967**	**—**
	Six months to Dec 2021	1,019	967	1,150	939	1,157	—
	Six months to June 2021	1,116	1,047	1,178	1,158	1,133	—
Total all-in cost	**Six months to June 2022**	**(642.5)**	**(236.4)**	**(163.7)**	**(165.3)**	**(77.1)**	**(174.3)**
	Six months to Dec 2021	(595.6)	(203.7)	(144.5)	(172.8)	(74.6)	(279.4)
	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
Gold only ounces sold – (000 ounces)	**Six months to June 2022**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**—**
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	—
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
AIC per ounce of gold sold US$/oz	**Six months to June 2022**	**1,211**	**1,233**	**1,353**	**1,196**	**969**	**—**
	Six months to Dec 2021	1,108	1,005	1,310	1,073	1,169	—
	Six months to June 2021	1,189	1,078	1,305	1,276	1,146	—

43

Gold Fields H1 Results 2022

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed)

World Gold Council Industry Standard

United States Dollars

					South Africa Region	West Africa Region				South America Region
						Ghana				Peru
Figures in millions unless otherwise stated		Total Group including Equity-accounted Joint Venture	Total Mine Operations including Equity-accounted Joint Venture	Total Mine Operations excluding Equity-accounted Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
All-in sustaining costs (per table on pages 40 and 41)	**Six months to June 2022**	**(1,353.7)**	**(1,340.1)**	**(1,281.3)**	**(222.7)**	**(505.3)**	**(335.9)**	**(110.6)**	**(58.8)**	**(19.5)**
	Six months to Dec 2021	(1,249.6)	(1,223.4)	(1,153.0)	(213.2)	(467.5)	(293.6)	(103.5)	(70.4)	5.2
	Six months to June 2021	(1,195.9)	(1,190.3)	(1,121.5)	(170.1)	(478.4)	(309.1)	(100.6)	(68.7)	(1.4)
Add back by-product credits	**Six months to June 2022**	**(105.4)**	**(105.4)**	**(105.2)**	**(0.3)**	**(0.8)**	**(0.5)**	**(0.1)**	**(0.1)**	**(103.2)**
	Six months to Dec 2021	(128.2)	(128.2)	(128.1)	(0.3)	(0.8)	(0.6)	(0.1)	(0.1)	(125.9)
	Six months to June 2021	(109.2)	(109.2)	(109.0)	(0.3)	(1.2)	(0.9)	(0.1)	(0.2)	(106.4)
All-in sustaining costs gross of by-product credits	**Six months to June 2022**	**(1,459.1)**	**(1,445.5)**	**(1,386.6)**	**(223.1)**	**(506.1)**	**(336.4)**	**(110.7)**	**(58.9)**	**(122.7)**
	Six months to Dec 2021	(1,377.8)	(1,351.6)	(1,281.1)	(213.5)	(468.3)	(294.2)	(103.6)	(70.5)	(120.8)
	Six months to June 2021	(1,305.1)	(1,299.4)	(1,230.5)	(170.4)	(479.6)	(310.0)	(100.7)	(68.9)	(107.7)
Gold equivalent ounces sold	**Six months to June 2022**	**1,247.1**	**1,247.1**	**1,207.5**	**163.9**	**422.1**	**257.3**	**125.2**	**39.7**	**130.5**
	Six months to Dec 2021	1,281.6	1,281.6	1,236.7	168.3	430.6	264.8	120.9	44.9	144.9
	Six months to June 2021	1,154.7	1,154.7	1,102.3	124.4	442.7	256.9	133.5	52.3	103.5
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2022**	**1,170**	**1,159**	**1,148**	**1,361**	**1,199**	**1,308**	**885**	**1,485**	**940**
	Six months to Dec 2021	1,075	1,055	1,036	1,269	1,087	1,111	857	1,570	834
	Six months to June 2021	1,130	1,125	1,116	1,370	1,083	1,207	754	1,317	1,041
All-in cost (per table on page 41)	**Six months to June 2022**	**(1,594.3)**	**(1,420.0)**	**(1,357.4)**	**(233.6)**	**(519.1)**	**(335.9)**	**(120.7)**	**(62.5)**	**(24.8)**
	Six months to Dec 2021	(1,589.1)	(1,309.7)	(1,233.9)	(224.1)	(478.0)	(293.6)	(108.6)	(75.8)	(12.0)
	Six months to June 2021	(1,394.5)	(1,262.3)	(1,186.6)	(179.5)	(493.0)	(309.1)	(108.2)	(75.8)	(13.9)
Add back by-product credits	**Six months to June 2022**	**(105.4)**	**(105.4)**	**(105.2)**	**(0.3)**	**(0.8)**	**(0.5)**	**(0.1)**	**(0.1)**	**(103.2)**
	Six months to Dec 2021	(128.2)	(128.2)	(128.1)	(0.3)	(0.8)	(0.6)	(0.1)	(0.1)	(125.9)
	Six months to June 2021	(109.2)	(109.2)	(109.0)	(0.3)	(1.2)	(0.9)	(0.1)	(0.2)	(106.4)
All-in cost gross of by-product credits	**Six months to June 2022**	**(1,699.7)**	**(1,525.3)**	**(1,462.7)**	**(233.9)**	**(519.8)**	**(336.4)**	**(120.8)**	**(62.7)**	**(128.0)**
	Six months to Dec 2021	(1,717.2)	(1,437.8)	(1,361.9)	(224.4)	(478.8)	(294.2)	(108.7)	(75.9)	(138.0)
	Six months to June 2021	(1,503.7)	(1,371.5)	(1,295.5)	(179.9)	(494.2)	(310.0)	(108.2)	(75.9)	(120.3)
Gold equivalent ounces sold	**Six months to June 2022**	**1,247.1**	**1,247.1**	**1,207.5**	**163.9**	**422.1**	**257.3**	**125.2**	**39.7**	**130.5**
	Six months to Dec 2021	1,281.6	1,281.6	1,236.7	168.3	430.6	264.8	120.9	44.9	144.9
	Six months to June 2021	1,154.7	1,154.7	1,102.3	124.4	442.7	256.9	133.5	52.3	103.5
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2022**	**1,363**	**1,223**	**1,211**	**1,427**	**1,231**	**1,308**	**965**	**1,579**	**981**
	Six months to Dec 2021	1,340	1,122	1,101	1,333	1,112	1,111	899	1,691	952
	Six months to June 2021	1,302	1,188	1,175	1,446	1,116	1,207	811	1,451	1,162

44

Gold Fields H1 Results 2022

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed) continued

World Gold Council Industry Standard

Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
			United States Dollars — Australia Region — Australia				
All-in sustaining costs (per table on pages 42 and 43)	**Six months to June 2022**	**(592.6)**	**(227.2)**	**(143.7)**	**(144.7)**	**(77.0)**	**(13.6)**
	Six months to Dec 2021	(547.9)	(196.0)	(126.8)	(151.2)	(73.8)	(26.2)
	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
Add back by-product credits	**Six months to June 2022**	**(1.1)**	**(0.5)**	**(0.2)**	**(0.1)**	**(0.3)**	**–**
	Six months to Dec 2021	(1.1)	(0.5)	(0.2)	(0.1)	(0.3)	–
	Six months to June 2021	(1.3)	(0.6)	(0.2)	(0.1)	(0.4)	–
All-in sustaining costs gross of by-product credits	**Six months to June 2022**	**(593.6)**	**(227.7)**	**(143.9)**	**(144.8)**	**(77.2)**	**(13.6)**
	Six months to Dec 2021	(549.0)	(196.5)	(127.0)	(151.3)	(74.1)	(26.2)
	Six months to June 2021	(541.7)	(197.9)	(132.8)	(142.0)	(69.0)	(5.7)
Gold equivalent ounces sold	**Six months to June 2022**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**–**
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	–
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	–
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2022**	**1,119**	**1,187**	**1,189**	**1,047**	**971**	**–**
	Six months to Dec 2021	1,021	970	1,152	939	1,161	–
	Six months to June 2021	1,119	1,050	1,180	1,158	1,139	–
All-in cost (per table on page 43)	**Six months to June 2022**	**(642.5)**	**(236.4)**	**(163.7)**	**(165.3)**	**(77.1)**	**(174.3)**
	Six months to Dec 2021	(595.6)	(203.7)	(144.5)	(172.8)	(74.6)	(279.4)
	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
Add back by-product credits	**Six months to June 2022**	**(1.1)**	**(0.5)**	**(0.2)**	**(0.1)**	**(0.3)**	**–**
	Six months to Dec 2021	(1.1)	(0.5)	(0.2)	(0.1)	(0.3)	–
	Six months to June 2021	(1.3)	(0.6)	(0.2)	(0.1)	(0.4)	–
All-in cost gross of by-product credits	**Six months to June 2022**	**(643.5)**	**(236.8)**	**(163.9)**	**(165.4)**	**(77.4)**	**(174.3)**
	Six months to Dec 2021	(596.7)	(204.2)	(144.7)	(172.9)	(74.8)	(279.4)
	Six months to June 2021	(577.2)	(203.8)	(147.1)	(156.5)	(69.8)	(132.2)
Gold equivalent ounces sold	**Six months to June 2022**	**530.6**	**191.7**	**121.0**	**138.3**	**79.6**	**–**
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	–
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	–
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2022**	**1,213**	**1,235**	**1,355**	**1,196**	**972**	**–**
	Six months to Dec 2021	1,110	1,008	1,312	1,074	1,173	–
	Six months to June 2021	1,192	1,081	1,307	1,277	1,152	–

45

Gold Fields H1 Results 2022

Underground and surface (unreviewed)

Imperial ounces with metric tonnes and grade		Total Mine Operations including Equity-accounted Joint Venture	Total Mine Operations excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)														
Six months to – underground ore	June 2022	2,930	2,930	816	–	–	–	–	–	2,115	801	510	804	–
	Dec 2021	3,116	3,116	794	–	–	–	–	–	2,321	967	526	828	–
	June 2021	3,054	3,054	745	–	–	–	–	–	2,309	958	522	828	–
Six months to – underground waste	June 2022	1,300	1,300	99	–	–	–	–	–	1,201	420	433	349	–
	Dec 2021	1,527	1,527	114	–	–	–	–	–	1,414	468	428	518	–
	June 2021	1,383	1,383	87	–	–	–	–	–	1,295	384	464	447	–
Six months to – surface ore	June 2022	19,072	18,285	–	10,738	6,341	3,610	788	5,478	2,856	201	–	–	2,655
	Dec 2021	21,534	20,145	–	11,961	6,578	3,993	1,389	5,927	3,647	769	–	–	2,878
	June 2021	16,835	15,406	–	10,884	5,178	4,277	1,428	3,032	2,919	646	–	–	2,274
Six months to – total	June 2022	23,302	22,515	914	10,738	6,341	3,610	788	5,478	6,172	1,422	942	1,152	2,655
	Dec 2021	26,177	24,788	908	11,961	6,578	3,993	1,389	5,927	7,382	2,203	954	1,346	2,878
	June 2021	21,271	19,843	833	10,884	5,178	4,277	1,428	3,032	6,524	1,988	986	1,275	2,274
Grade mined (grams per tonne)														
Six months to – underground ore	June 2022	6.0	6.0	6.2	–	–	–	–	–	5.9	5.0	7.4	5.8	–
	Dec 2021	6.1	6.1	6.7	–	–	–	–	–	5.8	5.0	6.6	6.3	–
	June 2021	5.5	5.5	5.9	–	–	–	–	–	5.3	4.8	6.6	5.0	–
Six months to – surface ore	June 2022	1.1	1.1	–	1.3	1.1	1.6	1.5	0.7	1.1	1.1	–	–	1.1
	Dec 2021	1.2	1.2	–	1.4	1.3	1.5	1.3	0.8	1.1	1.8	–	–	0.9
	June 2021	1.3	1.3	–	1.5	1.4	1.6	1.3	0.7	1.3	2.7	–	–	1.0
Six months to – total	June 2022	1.8	1.8	5.5	1.3	1.1	1.6	1.5	0.7	3.2	4.2	7.4	5.8	1.1
	Dec 2021	1.8	1.8	6.7	1.4	1.3	1.5	1.3	0.8	3.0	3.6	6.6	6.3	0.9
	June 2021	2.0	2.0	5.3	1.5	1.4	1.6	1.3	0.7	3.1	4.0	6.6	5.0	1.0
Gold mined (000 ounces)														
Six months to – underground ore	June 2022	563.7	563.7	161.7	–	–	–	–	–	402.0	130.0	121.0	151.1	–
	Dec 2021	606.4	606.4	171.0	–	–	–	–	–	435.4	154.5	112.0	168.9	–
	June 2021	536.5	536.5	142.3	–	–	–	–	–	394.2	149.2	111.4	133.6	–
Six months to – surface ore	June 2022	684.5	645.8	–	454.0	232.6	182.6	38.7	126.6	103.9	7.0	–	–	96.9
	Dec 2021	810.0	752.6	–	529.3	282.7	189.2	57.4	147.9	132.8	45.4	–	–	87.4
	June 2021	711.0	652.7	–	512.5	237.8	216.4	58.3	72.4	126.2	56.2	–	–	70.0
Six months to – total	June 2022	1,248.3	1,209.5	161.7	454.0	232.6	182.6	38.7	126.6	505.9	137.0	121.0	151.1	96.9
	Dec 2021	1,416.4	1,359.0	171.0	529.3	282.7	189.2	57.4	147.9	568.2	199.9	112.0	168.9	87.4
	June 2021	1,247.5	1,189.2	142.3	512.5	237.8	216.4	58.3	72.4	520.3	205.4	111.4	133.6	70.0
Ore milled/treated (000 tonnes)														
Six months to – underground ore	June 2022	3,049	3,049	761	–	–	–	–	–	2,288	928	584	777	–
	Dec 2021	3,309	3,309	785	–	–	–	–	–	2,525	1,059	628	838	–
	June 2021	3,032	3,032	751	–	–	–	–	–	2,281	831	626	824	–
Six months to – underground waste	June 2022	79	79	79	–	–	–	–	–	–	–	–	–	–
	Dec 2021	98	98	98	–	–	–	–	–	–	–	–	–	–
	June 2021	56	56	56	–	–	–	–	–	–	–	–	–	–
Six months to – surface ore	June 2022	18,081	16,782	659	10,617	6,966	2,351	1,299	3,416	3,390	1,113	–	–	2,277
	Dec 2021	17,817	16,461	567	10,618	6,895	2,367	1,357	3,482	3,150	981	–	–	2,168
	June 2021	17,917	16,603	665	10,648	6,982	2,352	1,313	3,336	3,268	1,217	–	–	2,051
Six months to – total	June 2022	21,209	19,910	1,499	10,617	6,966	2,351	1,299	3,416	5,679	2,041	584	777	2,277
	Dec 2021	21,224	19,868	1,450	10,618	6,895	2,367	1,357	3,482	5,674	2,040	628	838	2,168
	June 2021	21,005	19,691	1,472	10,648	6,982	2,352	1,313	3,336	5,549	2,048	626	824	2,051

46

Gold Fields H1 Results 2022

Imperial ounces with metric tonnes and grade		Total Mine Operations including Equity-accounted Joint Venture	Total Mine Operations excluding Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Yield (grams per tonne)														
Six months to	**June 2022**	**5.8**	**5.8**	**6.6**	**–**	**–**	**–**	**–**	**–**	**5.6**	**5.0**	**6.4**	**5.5**	**–**
– underground ore	Dec 2021	5.5	5.5	6.5	–	–	–	–	–	5.3	4.6	5.5	5.9	–
	June 2021	4.9	4.9	5.2	–	–	–	–	–	4.9	4.6	5.5	4.6	–
Six months to	**June 2022**	**1.2**	**1.2**	**0.1**	**1.2**	**1.1**	**1.7**	**1.0**	**1.2**	**1.1**	**1.1**	**–**	**–**	**1.1**
– surface ore	Dec 2021	1.2	1.2	0.1	1.3	1.2	1.6	1.0	1.3	1.1	1.5	–	–	0.9
	June 2021	1.2	1.2	0.1	1.3	1.1	1.8	1.2	0.9	1.2	1.7	–	–	0.9
Six months to	**June 2022**	**1.8**	**1.9**	**3.4**	**1.2**	**1.1**	**1.7**	**1.0**	**1.2**	**2.9**	**2.9**	**6.4**	**5.5**	**1.1**
– combined	Dec 2021	1.9	1.9	3.5	1.3	1.2	1.6	1.0	1.3	3.0	3.1	5.5	5.9	0.9
	June 2021	1.7	1.7	2.7	1.3	1.1	1.8	1.2	0.9	2.7	2.9	5.5	4.6	0.9
Gold produced (000 ounces)														
Six months to	**June 2022**	**570.5**	**570.5**	**161.2**	**–**	**–**	**–**	**–**	**–**	**409.2**	**150.5**	**120.5**	**138.3**	**–**
– underground ore	Dec 2021	589.7	589.7	162.8	–	–	–	–	–	426.8	157.6	111.3	158.0	–
	June 2021	481.6	481.6	125.6	–	–	–	–	–	356.1	123.1	111.7	121.3	–
Six months to	**June 2022**	**674.8**	**633.3**	**2.7**	**424.0**	**257.3**	**125.2**	**41.6**	**129.9**	**118.2**	**39.8**	**–**	**–**	**78.4**
– surface ore	Dec 2021	692.3	647.4	2.2	430.7	264.8	120.9	44.9	149.0	110.5	46.9	–	–	63.6
	June 2021	666.5	616.8	2.1	440.1	256.9	133.5	49.7	99.3	125.1	65.4	–	–	59.7
Six months to	**June 2022**	**1,245.3**	**1,203.7**	**163.9**	**424.0**	**257.3**	**125.2**	**41.6**	**129.9**	**527.4**	**190.3**	**120.5**	**138.3**	**78.4**
– total	Dec 2021	1,282.0	1,237.1	165.0	430.7	264.8	120.9	44.9	149.0	537.4	204.5	111.3	158.0	63.6
	June 2021	1,148.2	1,098.5	127.6	440.1	256.9	133.5	49.7	99.3	481.2	188.5	111.7	121.3	59.7
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)														
Six months to	**June 2022**	**143**	**143**	**178**	**–**	**–**	**–**	**–**	**–**	**130**	**103**	**160**	**139**	**–**
– underground	Dec 2021	126	126	161	–	–	–	–	–	113	102	135	112	–
	June 2021	134	134	174	–	–	–	–	–	120	110	134	119	–
Six months to	**June 2022**	**30**	**30**	**25**	**31**	**26**	**44**	**34**	**31**	**26**	**29**	**–**	**–**	**25**
– surface	Dec 2021	31	30	33	33	26	47	44	30	26	32	–	–	23
	June 2021	28	27	17	30	23	47	42	25	25	31	–	–	21
Six months to	**June 2022**	**47**	**47**	**111**	**31**	**26**	**44**	**34**	**31**	**68**	**63**	**160**	**139**	**25**
– total	Dec 2021	46	47	111	33	26	47	44	30	65	69	135	112	23
	June 2021	43	44	103	30	23	47	42	25	64	63	134	119	21

47

Gold Fields H1 Results 2022

Review of Operations

Quarter ended 30 June 2022 compared with quarter ended 31 March 2022

Figures may not add as they are rounded independently

South Africa region

South Deep

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	**451**	364	24%
Waste mined	000 tonnes	**36**	63	(43)%
Total tonnes	000 tonnes	**487**	427	14%
Grade mined – underground reef	g/t	**6.05**	6.32	(4)%
Grade mined – underground total	g/t	**5.60**	5.39	4%
Gold mined	kg	**2,728**	2,303	18%
	000'oz	**87.7**	74.0	19%
Destress	m			–%
Development	m	**2,889**	2,817	3%
Secondary support	m	**3,145**	3,906	(19)%
Backfill	m^3	**67,381**	86,418	(22)%
Ore milled – underground reef	000 tonnes	**415**	345	20%
Ore milled – underground waste	000 tonnes	**22**	57	(61)%
Total underground tonnes milled	000 tonnes	**437**	402	9%
Ore milled – surface	000 tonnes	**327**	332	(2)%
Total tonnes milled	000 tonnes	**764**	734	4%
Yield – underground reef	g/t	**6.32**	6.92	(9)%
Surface yield	g/t	**0.14**	0.11	27%
Total yield	g/t	**3.49**	3.31	5%
Gold produced	kg	**2,673**	2,425	10%
	000'oz	**85.9**	78.0	10%
Gold sold	kg	**2,673**	2,425	10%
	000'oz	**85.9**	78.0	10%
AISC	R/kg	**673,899**	671,829	–%
	US$/oz	**1,347**	1,373	(2)%
AIC	R/kg	**705,902**	705,316	–%
	US$/oz	**1,410**	1,441	(2)%
Sustaining capital expenditure	Rm	**454.8**	356.4	28%
	US$m	**29.3**	23.4	25%
Non-sustaining capital expenditure	Rm	**85.5**	81.2	5%
	US$m	**5.5**	5.3	4%
Total capital expenditure	Rm	**540.3**	437.6	23%
	US$m	**34.8**	28.7	21%

Gold production increased by 10% to 2,673kg (85,900oz) in the June quarter from 2,425kg (78,000oz) in the March quarter as a result of higher underground ore mined in line with the Business plan with total tonnes mined increasing by 14% to 487kt in the June quarter from 427kt in the March quarter. Total gold mined increased by 18% to 2,728kg (87,700oz) in the June quarter from 2,303kg (74,000oz) in the March quarter mainly as a result of higher reef tonnes due to increased production volumes.

Reef yield decreased by 9% to 6.32g/t in the June quarter from 6.92g/t in the March quarter due to a slight reduction in broken reef grade and an increase in gold in process (GIP).

Total underground tonnes milled increased by 9% to 437kt in the June quarter from 402kt in the March quarter while surface tonnes milled decreased by 2% to 327kt in the June quarter from 332kt in the March quarter.

Development increased by 3% to 2,889 metres in the June quarter from 2,817 metres in the March quarter as a result of an increase in rig production rates, which is in line with the production plan.

Secondary support installed decreased by 19% to 3,145 metres in the June quarter from 3,906 metres in the March quarter, due to intermittent support rig machine availability and the redeployment of rigs to conduct primary support. Backfill decreased by 22% to 67,381m^3 in the June quarter from 86,418m^3 in the March quarter due to reduced stope availability and intermittent pumping infrastructure availability. This decrease will have no impact on the forecast production for 2022.

All-in cost was marginally higher at R705,902/kg (US$1,410/oz) in the June quarter from R705,316/kg (US$1,441/oz) in the March quarter mainly due to an increase in capital expenditure and cost of sales before amortisation and depreciation, offset by higher gold sold.

Total capital expenditure increased by 23% to R540m (US$35m) in the June quarter from R438m (US$29m) in the March quarter.

Sustaining capital expenditure increased by 28% to R455m (US$29m) in the June quarter from R356m (US23m) in the March quarter mainly due to higher spend at the Doornpoort tailings facility, the solar plant and equipment deliveries.

Non-sustaining capital expenditure increased by 5% to R86m (US$6m) in the June quarter from R81m (US$5m) in the March quarter due to an increase in spending in new mine development during the current quarter.

South Deep obtained approval from NERSA on 16 March 2022 to increase the solar project capacity from 40MW to 60MW. We will deliver self-generation of 50MW in Q3 2022. Project to date expenditure on the plant is R500m (US$32m), with R153m (US$10m) committed bringing the total to R653m (US$42m). The total expenditure to build and commission the plant is estimated to be R700m (US$47m).

The construction of the plant is currently 7% behind schedule, and spending is currently 23% behind plan, due to global supply constraints and securing shipping slots, however, the plant is still planned for commissioning in Q3 2022.

West Africa region

Ghana

Tarkwa

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	**3,058**	3,283	(7)%
Waste (capital)	000 tonnes	**11,374**	10,931	4%
Waste (operational)	000 tonnes	**6,869**	7,845	(12)%
Total waste mined	000 tonnes	**18,243**	18,776	(3)%
Total tonnes mined	000 tonnes	**21,301**	22,059	(3)%
Strip ratio	waste/ore	**6.0**	5.7	5%
Grade mined	g/t	**1.12**	1.16	(3)%
Gold mined	000'oz	**109.7**	122.9	(11)%
Tonnes milled	000 tonnes	**3,518**	3,447	2%
Yield	g/t	**1.14**	1.16	(2)%
Gold produced	000'oz	**128.8**	128.5	–%
Gold sold	000'oz	**128.8**	128.5	–%
AISC	US$/oz	**1,342**	1,269	6%
AIC	US$/oz	**1,342**	1,269	6%
Sustaining capital expenditure	US$m	**63.0**	57.2	10%
Non-sustaining expenditure	US$m	**–**	–	–%
Total capital expenditure	US$m	**63.0**	57.2	10%

48

Gold Fields
H1 Results 2022

Gold production increased marginally to 128,800oz in the June quarter from 128,500oz in the March quarter due to higher tonnes milled. Yield decreased by 2% to 1.14g/t in the June quarter from 1.16g/t in the March quarter due to lower grade ore mined and fed. Ex-pit ore processed in the June quarter was 2.9Mt at 1.12/t compared with 3.1Mt at 1.16g/t in the March quarter.

Total tonnes mined, including capital waste stripping, decreased by 3% to 21.3Mt in the June quarter from 22.1Mt in the March quarter in line with the plan. Ore mined decreased by 7% to 3.1Mt in the June quarter from 3.3Mt in the March quarter due to the impact of rain on ore mined at the lower elevations of the Teberebie pit and focus on capital waste stripping. Capital waste stripping increased by 4% to 11.4Mt in the June quarter from 10.9Mt in the March quarter mainly at Teberebie and Kobada pit to expose ore. Operational waste decreased by 12% to 6.9Mt in the June quarter from 7.8Mt in the March quarter in line with the mining schedule. Strip ratio increased by 5% to 6.0 in the June quarter from 5.7 in the March quarter due to the increase in capital waste stripping. Gold mined decreased by 11% to 109.7koz in the June quarter from 122.9koz in the March quarter due to lower ore tonnes mined and grade.

Ore tonnes processed increased by 2% to 3,518kt in the June quarter from 3,447kt in the March quarter due to improved overall plant effectiveness.

All-in cost increased by 6% to US$1,342/oz in the June quarter from US$1,269/oz in the March quarter due to higher cost of sales before amortisation and depreciation as a result of higher mining cost as a result of the negative impacts of headwinds on diesel and explosive pricing and higher capital expenditure.

Capital expenditure increased by 10% to US$63m in the June quarter from US$57m in the March quarter mainly due to higher capital waste tonnes mined and higher mining unit cost.

Damang

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	**1,735**	1,875	(7)%
Waste (capital)	000 tonnes	**2,650**	1,662	59%
Waste (operational)	000 tonnes	**1,623**	3,005	(46)%
Total waste mined	000 tonnes	**4,273**	4,667	(8)%
Total tonnes mined	000 tonnes	**6,008**	6,542	(8)%
Strip ratio	waste/ore	**2.5**	2.5	—%
Grade mined	g/t	**1.62**	1.53	6%
Gold mined	000'oz	**90.4**	92.3	(2)%
Tonnes milled	000 tonnes	**1,180**	1,171	1%
Yield	g/t	**1.67**	1.64	2%
Gold produced	000'oz	**63.2**	62.0	2%
Gold sold	000'oz	**63.2**	62.0	2%
AISC	US$/oz	**876**	891	(2)%
AIC	US$/oz	**961**	967	(1)%
Sustaining capital expenditure	US$m	**16.9**	10.9	55%
Non-sustaining expenditure	US$m	**2.6**	2.6	—%
Total capital expenditure	US$m	**19.5**	13.5	44%

Gold production increased by 2% to 63,200oz in the June quarter from 62,000oz in the March quarter due to higher yield and throughput. Yield increased by 2% to 1.67g/t in the June quarter from 1.64g/t in the March quarter due to higher grade ex-pit material mined and fed at an improved Mine Call Factor (MCF).

Total tonnes mined decreased by 8% to 6.0Mt in the June quarter from 6.5Mt in the March quarter due to lower operating waste tonnes mined. Ore tonnes mined decreased by 7% to 1.7Mt in the June quarter from 1.9Mt in the March quarter.

Mined grade increased by 6% to 1.62g/t in the June quarter from 1.53g/t in the March quarter. Operational waste tonnes mined decreased by 46% to 1.6Mt in the June quarter from 3.0Mt in the March quarter in line with the mining sequence. Capital waste tonnes mined increased by 59% to 2.7Mt in the June quarter from 1.7Mt in the March quarter due to the increased mining rate at Huni pit.

All-in cost decreased by 1% to US$961/oz in the June quarter from US$967/oz in the March quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure .

Total capital expenditure increased by 44% to US$20m in the June quarter from US$14m in the March quarter. Sustaining capital expenditure increased by 55% to US$17m in the June quarter from US$11m in the March quarter due to timing of expenditure on the Huni capital waste stripping. Non-sustaining capital expenditure remained similar at US$3m in the June quarter.

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	**675**	1,075	(37)%
Waste (capital)	000 tonnes	**—**	—	—%
Waste (operational)	000 tonnes	**1,320**	5,279	(75)%
Total waste mined	000 tonnes	**1,320**	5,279	(75)%
Total tonnes mined	000 tonnes	**1,995**	6,354	(69)%
Strip ratio	waste/ore	**2.0**	4.9	(59)%
Grade mined	g/t	**1.59**	1.49	7%
Gold mined	000'oz	**34.4**	51.6	(33)%
Tonnes milled	000 tonnes	**1,406**	1,482	(5)%
Yield	g/t	**1.11**	0.89	25%
Gold produced	000'oz	**50.0**	42.3	18%
Gold sold	000'oz	**46.2**	41.9	10%
AISC	US$/oz	**1,431**	1,538	(7)%
AIC	US$/oz	**1,519**	1,639	(7)%
Sustaining capital expenditure	US$m	**3.0**	1.1	173%
Non-sustaining expenditure	US$m	**0.5**	1.4	(64)%
Total capital expenditure	US$m	**3.5**	2.5	40%

Gold production increased by 18% to 50,000oz (100% basis) in the June quarter from 42,300oz (100% basis) in the March quarter mainly due to higher yield on the back of higher grades mined from Akwasiso.

Total tonnes mined decreased by 69% to 2.0Mt in the June quarter from 6.4Mt in the March quarter. Total waste tonnes mined decreased by 75% to 1.3Mt in the June quarter from 5.3Mt in the March quarter due to a reduced strip ratio at the Akwasiso pit and suspension of mining activities at the Esaase pit. Ore tonnes mined decreased by 37% to 0.7Mt in the June quarter from 1.1Mt in the March quarter accordingly.

All-in cost decreased by 7% to US$1,519/oz in the June quarter from US$1,639/oz in the March quarter mainly due to higher gold sold, partially offset by higher capital expenditure.

49

Gold Fields
H1 Results 2022

Total capital expenditure increased by 40% to US$4m in the June quarter from US$3m in the March quarter.

Sustaining capital expenditure increased by 173% to US$3m in the June quarter from US$1m in the March quarter mainly due to the start of TSF stage 7 and Nkran and Esaase drilling in the June quarter. Non-sustaining capital expenditure decreased by 64% to US$1m in the June quarter from US$1m in the March quarter mainly due to reduced expenditure as planned.

South America region

Peru

Cerro Corona

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	**3,185**	2,293	39%
Waste mined	000 tonnes	**4,053**	3,634	12%
Total tonnes mined	000 tonnes	**7,238**	5,927	22%
Grade mined – gold	g/t	**0.76**	0.66	15%
Grade mined – copper	per cent	**0.41**	0.39	5%
Gold mined	000'oz	**77.8**	48.8	59%
Copper mined	000 tonnes	**13,049**	8,881	47%
Tonnes milled	000 tonnes	**1,687**	1,729	(2)%
Gold recovery	per cent	**67.9**	69.9	(3)%
Copper recovery	per cent	**88.0**	88.5	(1)%
Yield – Gold	g/t	**0.70**	0.46	52%
– Copper	per cent	**0.46**	0.36	28%
– Combined	eq g/t	**1.36**	1.01	35%
Gold produced	000'oz	**36.4**	24.5	49%
Copper produced	tonnes	**7,397**	5,913	25%
Total equivalent gold produced	000' eq oz	**73.9**	56.1	32%
Total equivalent gold sold	000' eq oz	**70.8**	59.8	18%
AISC	US$/oz	**650**	(129)	(604)%
AISC	US$/ eq oz	**921**	963	(4)%
AIC	US$/oz	**722**	(27)	(2,774)%
AIC	US$/ eq oz	**957**	1,009	(5)%
Sustaining capital expenditure	US$m	**9.5**	2.9	228%
Non-sustaining expenditure	US$m	**1.8**	2.2	(18)%
Total capital expenditure	US$m	**11.3**	5.1	122%

Gold equivalent production increased by 32% to 73,900oz in the June quarter from 56,100oz in the March quarter mainly due to higher gold and copper grades in line with the planned mining sequence for the June quarter.

Total tonnes mined increased by 22% to 7.2Mt in the June quarter from 5.9Mt in the March quarter, mainly due to better climate conditions (dry season), as compared to the rainy season during the March quarter. Ore mined increased by 39% to 3.2Mt in the June quarter from 2.3Mt in the March quarter, and waste mined increased by 12% to 4.1Mt in the June quarter from 3.6Mt in the March quarter.

Gold and copper grades mined increased by 15% and 5% respectively, in line with the mining sequence expected for the June quarter. Consequently, gold yield increased by 52% to 0.70g/t in the June quarter from 0.46g/t in the March quarter and copper yield increased by 28% to 0.46% in the June quarter from 0.36% in the March quarter.

As a result of the higher total equivalent production, total equivalent gold sold increased by 18% to 70,800oz in the June quarter from 59,800oz in the March quarter.

All-in cost per gold ounce sold increased to US$722/oz in the June quarter from a negative US$27/oz in the March quarter mainly due to the effect of a lower copper by-product credit resulting from a lower copper price in the June quarter and higher capital expenditure, partially offset by higher gold ounces sold. All-in cost per equivalent ounce decreased by 5% to US$957 per equivalent ounce in the June quarter from US$1,009 per equivalent ounce in the March quarter mainly due to higher equivalent ounces sold, partially offset by higher capital expenditure.

Total capital expenditure increased by 122% to US$11m in the June quarter from US$5m in the March quarter mainly due to an increase in construction activities at the tailings dam during the dry season. Sustaining capital expenditure increased by 228% to US$10m in the June quarter from US$3m in the March quarter mainly due to construction of the tailings dam as explained above and a land acquisition. Non-sustaining capital expenditure was similar at US$2m in the June quarter.

In line with the planned mining sequence used to determine the 2022 guidance, equivalent gold production is expected to decrease in Q3 2022, with full year production still in line with guidance provided in February 2022.

Salares Norte

The Salares Norte project continued progressing during Q2 2022. Total project progress at the end of June was 77% compared to 70% at the end of Q1 2022. Construction progress increased to 9.3% for the three months ended 30 June 2022 compared with 8.8% for the three months ended 31 March 2022. This was an improvement on the back of the COVID-19 impact during Q1. However, construction productivity in Q2 was impacted by difficult weather conditions with snow events, very high winds and extremely low temperatures. Construction progress at the end of June 2022 was 73%.

US$94.2m was spent on the project during the quarter, comprising US$82.1m in capital expenditure, US$6.0m in exploration, US$4.5m in other cost, a US$1.4m investment in working capital and a realised loss of US$0.2m on the FX hedge. US$77.5m was spent on the project during Q1 2022.

Pre-stripping at the Brecha Principal pit continued as planned and 9.0Mt was stripped during Q2 2022 compared with 10.8Mt for Q1 2022. Project to date pre-stripping is 42.7Mt.

The exploration team remains focused on exploring the district, with 4,955 metres drilled for the three months ended 30 June 2021 compared with 6,148 metres for the three months ended 31 March 2021.

50

Gold Fields H1 Results 2022

Australia region

St Ives

		June 2022	March 2022	% Variance
Underground				
Ore mined	000 tonnes	**385**	417	(8)%
Waste mined	000 tonnes	**221**	199	11%
Total tonnes mined	000 tonnes	**606**	616	(2)%
Grade mined	g/t	**4.63**	5.43	(15)%
Gold mined	000'oz	**57.2**	72.8	(21)%
Surface				
Ore mined	000 tonnes	**201**	—	—%
Surface waste (capital)	000 tonnes	**3,310**	3,773	(12)%
Surface waste (operational)	000 tonnes	**—**	—	—%
Total waste mined	000 tonnes	**3,310**	3,773	(12)%
Total tonnes mined	000 tonnes	**3,511**	3,773	(7)%
Grade mined	g/t	**1.08**	—	—%
Gold mined	000'oz	**7.0**	—	—%
Strip ratio	waste/ore	**16.4**	—	—%
Total (underground and surface)				
Total ore mined	000 tonnes	**586**	417	41%
Total grade mined	g/t	**5.43**	3.74	45%
Total tonnes mined	000 tonnes	**4,117**	4,389	(6)%
Total gold mined	000'oz	**64.2**	72.8	(12)%
Tonnes milled	000 tonnes	**1,020**	1,021	—%
Yield – underground	g/t	**5.03**	5.06	(1)%
Yield – surface	g/t	**1.13**	1.10	3%
Yield – combined	g/t	**2.94**	2.86	3%
Gold produced	000'oz	**96.4**	93.9	3%
Gold sold	000'oz	**95.9**	95.9	—%
AISC	A$/oz	**1,616**	1,681	(4)%
	US$/oz	**1,153**	1,217	(5)%
AIC	A$/oz	**1,712**	1,718	—%
	US$/oz	**1,222**	1,244	(2)%
Sustaining capital expenditure	A$m	**38.2**	38.8	(2)%
	US$m	**27.2**	28.1	(3)%
Non-sustaining capital expenditure	A$m	**5.4**	0.2	2,600%
	US$m	**3.9**	0.2	1,850%
Total capital expenditure	A$m	**43.6**	39.0	12%
	US$m	**31.1**	28.3	10%

Gold production increased by 3% to 96,400oz in the June quarter from 93,900oz in the March quarter mainly due to an increase in the average grade of ore milled.

At the underground operations, waste mined increased by 11% to 221,000t in the June quarter from 199,000t in the March quarter with increased development at Invincible underground mine.

Grade mined from underground operations decreased by 15% to 4.63g/t in the June quarter from 5.43g/t in the March quarter due to lower grades mined at Invincible underground mine, in line with the mine schedule. As a result of the decrease in grade and an 8% decrease in ore mined, gold mined decreased by 21% to 57,200oz in the June quarter from 72,800oz in the March quarter.

During the June quarter Neptune open pit stage 7 achieved first ore, realising 201,000 ore tonnes at an average grade of 1.08g/t generating 7,000oz (March quarter – nil). On the move to ore production, capital waste mined at the open pits decreased by 12% to 3.31Mt from 3.77Mt in the March quarter.

All-in cost at A$1,712/oz (US$1,222/oz) for the June quarter was similar in AUD terms to the March quarter at A$1,718/oz (US$1,244/oz).

Total capital expenditure increased by 12% to A$44m (US$31m) in the June quarter from A$39m (US$28m) in the March quarter.

Sustaining capital expenditure decreased by 2% to A$38m (US$27m) in the June quarter from A$39m (US$28m) in the March quarter and non-sustaining capital expenditure increased to A$5m (US$4m) in the June quarter from A$nil (US$nil) in the March quarter with capital development commencing at Invincible Deeps.

Agnew

		June 2022	March 2022	% Variance
Underground ore mined	000 tonnes	**260**	250	4%
Underground waste mined	000 tonnes	**225**	208	8%
Total tonnes mined	000 tonnes	**485**	458	6%
Grade mined – underground	g/t	**6.71**	8.08	(17)%
Gold mined	000'oz	**56.0**	65.0	(14)%
Tonnes milled	000 tonnes	**292**	292	—%
Yield	g/t	**6.11**	6.73	(9)%
Gold produced	000'oz	**57.4**	63.0	(9)%
Gold sold	000'oz	**56.4**	64.5	(13)%
AISC	A$/oz	**1,738**	1,577	10%
	US$/oz	**1,240**	1,142	9%
AIC	A$/oz	**2,005**	1,775	13%
	US$/oz	**1,431**	1,285	11%
Sustaining capital expenditure	A$m	**21.6**	21.5	—%
	US$m	**15.4**	15.5	(1)%
Non-sustaining capital expenditure	A$m	**13.9**	11.8	18%
	US$m	**9.9**	8.6	15%
Total capital expenditure	A$m	**35.5**	33.3	7%
	US$m	**25.3**	24.1	5%

Gold production decreased by 9% to 57,400oz in the June quarter from 63,000oz in the March quarter due to lower grade of ore mined and processed.

Mined grade decreased by 17% to 6.71g/t in the June quarter from 8.08g/t in the March quarter with lower grades mined from the Kath lode at Waroonga due to the mining sequence. As a result of the decrease in grade partially offset by a 4% increase in ore mined, gold mined decreased by 14% to 56,000oz in the June quarter from 65,000oz in the March quarter.

All-in cost increased by 13% to A$2,005/oz (US$1,431/oz) in the June quarter from A$1,775/oz (US$1,285/oz) in the March quarter, due to increased capital expenditure and decreased gold sold, partially offset by lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 7% to A$36m (US$25m) in the June quarter from A$33m (US$24m) in the March quarter.

Sustaining capital expenditure remained similar at A$22m (US$15m) in the June quarter. Non-sustaining capital expenditure increased by 18% to A$14m (US$10m) in the June quarter from A$12m (US$9m) in the March quarter with increased expenditure on the mill crushing circuit expansion.

51

Gold Fields H1 Results 2022

Granny Smith

		June 2022	March 2022	% Variance
Underground ore mined	000 tonnes	**398**	405	(2)%
Underground waste mined	000 tonnes	**176**	172	2%
Total tonnes mined	000 tonnes	**574**	577	(1)%
Grade mined – underground	g/t	**6.31**	5.39	17%
Gold mined	000'oz	**80.9**	70.2	15%
Tonnes milled	000 tonnes	**388**	389	—%
Yield	g/t	**5.80**	5.27	10%
Gold produced	000'oz	**72.4**	65.9	10%
Gold sold	000'oz	**78.5**	59.7	31%
AISC	A$/oz	**1,373**	1,565	(12)%
	US$/oz	**981**	1,133	(13)%
AIC	A$/oz	**1,585**	1,767	(10)%
	US$/oz	**1,132**	1,279	(11)%
Sustaining capital expenditure	A$m	**15.1**	18.3	(17)%
	US$m	**10.8**	13.3	(19)%
Non-sustaining capital expenditure	A$m	**14.1**	10.1	40%
	US$m	**10.1**	7.3	38%
Total capital expenditure	A$m	**29.2**	28.4	3%
	US$m	**20.9**	20.6	1%

Gold production increased by 10% to 72,400oz in the June quarter from 65,900oz in the March quarter due to increased grade of ore mined and processed.

Grade mined increased by 17% to 6.31g/t in the June quarter from 5.39g/t in the March quarter due to increased grades and volumes mined from the Z120 area. As a result of the increase in grade partially offset by a 2% decrease in ore mined, gold mined increased by 15% to 80,900oz in the June quarter from 70,200oz in the March quarter.

All-in cost decreased by 10% to A$1,585/oz (US$1,132/oz) in the June quarter from A$1,767/oz (US$1,279/oz) in the March quarter due to increased gold sold, partially offset by increased cost of sales before amortisation and depreciation as well as increased capital expenditure.

Total capital expenditure increased by 3% to A$29m (US$21m) in the June quarter from A$28m (US$21m) in the March quarter.

Sustaining capital expenditure decreased by 17% to A$15m (US$11m) in the June quarter from A$18m (US$13m) in the March quarter due to decreased expenditure on mine development in the June quarter. Non-sustaining capital expenditure increased by 40% to A$14m (US$10m) in the June quarter from A$10m (US$7m) in the March quarter due to increased expenditure on the second decline, development of the Z135 area and increased exploration expenditure.

Gruyere

		June 2022	March 2022	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,672**	2,637	1%
Waste (Capital)	000 tonnes	**3,750**	6,748	(44)%
Waste (Operational)	000 tonnes	**3,003**	795	278%
Total waste mined	000 tonnes	**6,753**	7,543	(10)%
Total tonnes mined	000 tonnes	**9,425**	10,180	(7)%
Grade mined	g/t	**1.19**	1.08	10%
Gold mined	000'oz	**102.6**	91.3	12%
Strip ratio	waste/ ore	**2.5**	2.9	(14)%
Tonnes milled	000 tonnes	**2,412**	2,142	13%
Yield	g/t	**1.10**	1.03	7%
Gold produced	000'oz	**85.7**	71.1	21%
Gold sold	000'oz	**88.9**	70.3	26%
AISC	A$/oz	**1,220**	1,503	(19)%
	US$/oz	**871**	1,088	(20)%
AIC	A$/oz	**1,225**	1,503	(18)%
	US$/oz	**874**	1,088	(20)%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**9.4**	12.6	(25)%
	US$m	**6.7**	9.1	(26)%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure – 50% basis	A$m	**9.4**	12.6	(25)%
	US$m	**6.7**	9.1	(26)%

Gold production increased by 21% to 85,700oz in the June quarter from 71,100oz in the March quarter due to an increase in grade of ore mined and processed, as well as increased tonnes milled.

Capital waste mined decreased by 44% to 3.75Mt in the June quarter from 6.75Mt in the March quarter and operational waste mined increased by 278% to 3.0Mt in the June quarter from 0.80Mt in the March quarter with stage 3 of the Gruyere pit moving out of the pre-strip phase during the June quarter.

Grade mined increased by 10% to 1.19g/t in the June quarter from 1.08g/t in the March quarter with increased grades mined from stages 2 and 3 of the Gruyere pit. As a result of the increase in grade and a 1% increase in ore mined, gold mined increased by 12% to 102,600oz in the June quarter from 91,300oz in the March quarter.

All-in cost decreased by 18% to A$1,225/oz (US$874/oz) in the June quarter from A$1,503/oz (US$1,088/oz) in the March quarter due to increased gold sold and lower capital expenditure, partially offset by increased mining costs on the back of increased operational volumes mined.

Sustaining capital expenditure (on a 50% basis) decreased by 25% to A$9m (US$7m) in the June quarter from A$13m (US$9m) in the March quarter with less mine development following stage 3 of the Gruyere pit moving out of the pre-strip phase during the June quarter.

52

Gold Fields H1 Results 2022

Salient features and cost benchmarks (unreviewed)

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations and projects including Equity-accounted Joint Venture	Total Mine operations and projects excluding Equity-accounted Joint Venture	South African Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko[#] 45%	Cerro Corona	Salares Norte Project
Ore milled/treated (000 tonnes)	**June 2022**	**10,689**	**10,057**	**764**	**5,331**	**3,518**	**1,180**	**632**	**1,687**	**–**
	March 2022	10,520	9,853	734	5,286	3,447	1,171	667	1,729	–
	June 2021	10,627	9,963	766	5,379	3,546	1,170	664	1,700	–
Yield (grams per tonne)	**June 2022**	**1.9**	**1.9**	**3.5**	**1.3**	**1.1**	**1.7**	**1.1**	**1.4**	
	March 2022	1.8	1.8	3.3	1.2	1.2	1.6	0.9	1.0	–
	June 2021	1.7	1.8	2.8	1.3	1.2	1.6	1.1	1.0	
Gold produced (000 managed equivalent ounces)	**June 2022**	**643.3**	**620.8**	**85.9**	**214.5**	**128.8**	**63.2**	**22.5**	**73.9**	
	March 2022	602.0	582.9	78.0	209.5	128.5	62.0	19.1	56.1	–
	June 2021	585.2	562.6	67.9	218.9	134.4	61.8	22.7	52.9	–
Gold produced (000 attributable equivalent ounces)	**June 2022**	**620.7**	**598.2**	**82.9**	**195.3**	**115.9**	**56.9**	**22.5**	**73.5**	
	March 2022	579.9	560.8	75.2	190.5	115.7	55.8	19.1	55.8	–
	June 2021	562.9	540.3	65.5	199.3	120.9	55.6	22.7	52.7	–
Gold sold (000 managed equivalent ounces)	**June 2022**	**644.8**	**624.0**	**85.9**	**212.8**	**128.8**	**63.2**	**20.8**	**70.8**	**–**
	March 2022	602.4	583.5	78.0	209.3	128.5	62.0	18.9	59.8	–
	June 2021	596.6	572.6	67.2	220.2	134.4	61.8	24.0	50.8	–
Cost of sales before amortisation and depreciation (million)	**June 2022**	**(493.5)**	**(469.8)**	**(84.8)**	**(151.0)**	**(95.7)**	**(31.5)**	**(23.8)**	**(46.9)**	
	March 2022	(477.2)	(452.8)	(81.3)	(151.2)	(89.7)	(37.1)	(24.4)	(46.4)	–
	June 2021	(453.9)	(425.3)	(77.7)	(149.3)	(84.2)	(36.4)	(28.7)	(41.4)	–
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2022**	**47**	**48**	**112**	**30**	**27**	**41**	**30**	**36**	**–**
	March 2022	46	47	110	32	25	47	39	27	–
	June 2021	44	44	105	31	24	50	40	25	
Sustaining capital (million)	**June 2022**	**(180.1)**	**(178.7)**	**(29.3)**	**(81.2)**	**(63.0)**	**(16.9)**	**(1.3)**	**(9.5)**	**–**
	March 2022	(161.0)	(160.5)	(23.4)	(68.7)	(57.2)	(10.9)	(0.5)	(2.9)	–
	June 2021	(152.9)	(149.8)	(11.7)	(63.4)	(57.0)	(3.3)	(3.1)[&]	(4.9)	–
Non-sustaining capital (million)	**June 2022**	**(116.1)**	**(115.9)**	**(5.5)**	**(2.8)**	**–**	**(2.6)**	**(0.2)**	**(1.8)**	**(82.1)**
	March 2022	(89.8)	(89.2)	(5.3)	(3.2)	–	(2.6)	(0.6)	(2.2)	(63.0)
	June 2021	(111.2)	(110.1)	(6.3)	(2.9)	–	(1.7)	(1.2)	(7.1)	(74.6)
Total capital expenditure (million)	**June 2022**	**(296.2)**	**(294.6)**	**(34.8)**	**(84.0)**	**(63.0)**	**(19.5)**	**(1.5)**	**(11.3)**	**(82.1)**
	March 2022	(250.8)	(249.7)	(28.7)	(71.9)	(57.2)	(13.5)	(1.1)	(5.1)	(63.0)
	June 2021	(264.1)	(259.9)	(18.0)	(66.3)	(57.0)	(5.0)	(4.3)	(12.0)	(74.6)
All-in sustaining costs (Dollar per ounce)	**June 2022**	**1,137**	**1,127**	**1,347**	**1,213**	**1,342**	**876**	**1,431**	**650**	**–**
	March 2022	1,136	1,122	1,373	1,181	1,269	891	1,538	(129)	–
	June 2021	1,103	1,085	1,350	1,123	1,216	778	1,497	(78)	–
Total all-in cost (Dollar per ounce)	**June 2022**	**1,210**	**1,199**	**1,410**	**1,246**	**1,342**	**961**	**1,519**	**722**	**–**
	March 2022	1,198	1,183	1,441	1,213	1,269	967	1,639	(27)	–
	June 2021	1,173	1,155	1,443	1,150	1,216	833	1,595	282	–

Average exchange rates were US$1 = R15.58, US$1 = R15.22 and US$1 = R14.13 for the June 2022, March 2022 and June 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.72 and A$1 = US$0.77 for the June 2022, March 2022 and June 2021 quarters, respectively.
Figures may not add as they are rounded independently.
[#] Equity-accounted Joint Venture.

53

Gold Fields H1 Results 2022

Salient features and cost benchmarks (unreviewed) continued

		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region				South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**June 2022**	**2,907**	**1,020**	**292**	**388**	**1,206**	**2,907**	**1,020**	**292**	**388**	**1,206**	**765**
	March 2022	2,772	1,021	292	389	1,071	2,772	1,021	292	389	1,071	734
	June 2021	2,781	1,021	329	438	993	2,781	1,021	329	438	993	766
Yield (grams per tonne)	**June 2022**	**2.9**	**2.9**	**6.1**	**5.8**	**1.1**	**2.9**	**2.9**	**6.1**	**5.8**	**1.1**	**3.5**
	March 2022	2.9	2.9	6.7	5.3	1.0	2.9	2.9	6.7	5.3	1.0	3.3
	June 2021	2.7	2.9	5.7	4.5	0.8	2.7	2.9	5.7	4.5	0.8	2.8
Gold produced (000 managed equivalent ounces)	**June 2022**	**269.0**	**96.4**	**57.4**	**72.4**	**42.8**	**269.0**	**96.4**	**57.4**	**72.4**	**42.8**	**2,673**
	March 2022	258.4	93.9	63.0	65.9	35.6	258.4	93.9	63.0	65.9	35.6	2,425
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,112
Gold produced (000 attributable equivalent ounces)	**June 2022**	**269.0**	**96.4**	**57.4**	**72.4**	**42.8**	**269.0**	**96.4**	**57.4**	**72.4**	**42.8**	**2,577**
	March 2022	258.4	93.9	63.0	65.9	35.6	258.4	93.9	63.0	65.9	35.6	2,338
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,037
Gold sold (000 managed equivalent ounces)	**June 2022**	**275.3**	**95.9**	**56.4**	**78.5**	**44.5**	**275.3**	**95.9**	**56.4**	**78.5**	**44.5**	**2,673**
	March 2022	255.3	95.9	64.5	59.7	35.1	255.3	95.9	64.5	59.7	35.1	2,425
	June 2021	258.4	99.9	64.6	65.4	28.4	258.4	99.9	64.6	65.4	28.4	2,089
Cost of sales before amortisation and depreciation (million)	**June 2022**	**(210.8)**	**(77.1)**	**(47.3)**	**(59.4)**	**(27.0)**	**(295.2)**	**(108.1)**	**(66.3)**	**(83.0)**	**(37.7)**	**(1,320.7)**
	March 2022	(198.3)	(79.4)	(49.0)	(46.1)	(23.7)	(273.9)	(109.7)	(67.7)	(63.7)	(32.7)	(1,237.6)
	June 2021	(185.6)	(70.7)	(46.4)	(49.2)	(19.3)	(241.1)	(91.8)	(60.2)	(64.0)	(25.1)	(1,100.3)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2022**	**67**	**62**	**159**	**142**	**25**	**94**	**86**	**222**	**199**	**35**	**1,738**
	March 2022	69	63	162	136	25	95	87	223	188	34	1,679
	June 2021	64	64	126	112	22	83	84	163	145	28	1,489
Sustaining capital (million)	**June 2022**	**(60.1)**	**(27.2)**	**(15.4)**	**(10.8)**	**(6.7)**	**(84.3)**	**(38.2)**	**(21.6)**	**(15.1)**	**(9.4)**	**(454.8)**
	March 2022	(66.0)	(28.1)	(15.5)	(13.3)	(9.1)	(91.2)	(38.8)	(21.5)	(18.3)	(12.6)	(356.4)
	June 2021	(73.0)	(27.9)	(17.4)	(17.4)	(10.3)	(94.7)	(36.2)	(22.5)	(22.6)	(13.3)	(166.1)
Non-sustaining capital (million)	**June 2022**	**(23.9)**	**(3.9)**	**(9.9)**	**(10.1)**	**–**	**(33.4)**	**(5.4)**	**(13.9)**	**(14.1)**	**–**	**(85.5)**
	March 2022	(16.0)	(0.2)	(8.6)	(7.3)	–	(22.2)	(0.2)	(11.8)	(10.1)	–	(81.2)
	June 2021	(20.4)	(3.1)	(8.1)	(8.5)	(0.7)	(26.4)	(4.0)	(10.5)	(11.0)	(0.9)	(89.9)
Total capital expenditure (million)	**June 2022**	**(84.0)**	**(31.1)**	**(25.3)**	**(20.9)**	**(6.7)**	**(117.7)**	**(43.6)**	**(35.5)**	**(29.2)**	**(9.4)**	**(540.3)**
	March 2022	(82.0)	(28.3)	(24.1)	(20.6)	(9.1)	(113.4)	(39.0)	(33.3)	(28.4)	(12.6)	(437.6)
	June 2021	(93.4)	(31.0)	(25.5)	(25.9)	(11.0)	(121.1)	(40.2)	(33.0)	(33.6)	(14.2)	(256.0)
All-in sustaining costs (Dollar per ounce)	**June 2022**	**1,076**	**1,153**	**1,240**	**981**	**871**	**1,508**	**1,616**	**1,738**	**1,373**	**1,220**	**673,899**
	March 2022	1,161	1,217	1,142	1,133	1,088	1,604	1,681	1,577	1,565	1,503	671,829
	June 2021	1,118	1,065	1,109	1,168	1,207	1,452	1,382	1,441	1,517	1,568	615,178
Total all-in cost (Dollar per ounce)	**June 2022**	**1,183**	**1,222**	**1,431**	**1,132**	**874**	**1,657**	**1,712**	**2,005**	**1,585**	**1,225**	**705,902**
	March 2022	1,241	1,244	1,285	1,279	1,088	1,714	1,718	1,775	1,767	1,503	705,316
	June 2021	1,197	1,096	1,234	1,298	1,232	1,554	1,423	1,603	1,686	1,601	658,180

Average exchange rates were US$1 = R15.58, US$1 = R15.22 and US$1 = R14.13 for the June 2022, March 2022 and June 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.72 and A$1 = US$0.77 for the June 2022, March 2022 and June 2021 quarters, respectively.
Figures may not add as they are rounded independently.

54

Gold Fields H1 Results 2022

Underground and surface (unreviewed)

Imperial ounces with metric tonnes and grade		Total Mine operations including Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**June 2022**	**1,494**	**451**	**–**	**–**	**–**	**–**	**–**	**1,043**	**385**	**260**	**398**	**–**
	March 2022	1,436	364	–	–	–	–	–	1,072	417	250	405	–
	June 2021	1,608	399	–	–	–	–	–	1,209	512	264	433	–
– underground waste	**June 2022**	**659**	**36**	**–**	**–**	**–**	**–**	**–**	**623**	**221**	**225**	**176**	**–**
	March 2022	641	63	–	–	–	–	–	578	199	208	172	–
	June 2021	735	48	–	–	–	–	–	687	201	226	260	–
– surface ore	**June 2022**	**9,819**	**–**	**5,097**	**3,058**	**1,735**	**304**	**3,185**	**1,537**	**201**	**–**	**–**	**1,336**
	March 2022	9,253	–	5,642	3,283	1,875	484	2,293	1,319	–	–	–	1,319
	June 2021	9,046	–	5,579	2,772	2,207	600	1,932	1,534	233	–	–	1,301
– total	**June 2022**	**11,971**	**487**	**5,097**	**3,058**	**1,735**	**304**	**3,185**	**3,203**	**807**	**485**	**574**	**1,336**
	March 2022	11,331	427	5,642	3,283	1,875	484	2,293	2,969	616	458	577	1,319
	June 2021	11,389	447	5,579	2,772	2,207	600	1,932	3,430	947	489	693	1,301
Grade mined (grams per tonne) – underground ore	**June 2022**	**5.9**	**6.0**	**–**	**–**	**–**	**–**	**–**	**5.8**	**4.6**	**6.7**	**6.3**	**–**
	March 2022	6.1	6.3	–	–	–	–	–	6.0	5.4	8.1	5.4	–
	June 2021	5.5	6.2	–	–	–	–	–	5.3	4.6	7.1	5.0	–
– surface ore	**June 2022**	**1.1**	**–**	**1.3**	**1.1**	**1.6**	**1.6**	**0.8**	**1.2**	**1.1**	**–**	**–**	**1.2**
	March 2022	1.1	–	1.3	1.2	1.5	1.5	0.7	1.1	–	–	–	1.1
	June 2021	1.2	–	1.4	1.4	1.5	1.2	0.7	1.3	3.4	–	–	0.9
– total	**June 2022**	**1.7**	**5.6**	**1.3**	**1.1**	**1.6**	**1.6**	**0.8**	**3.0**	**3.4**	**6.7**	**6.3**	**1.2**
	March 2022	1.8	5.4	1.3	1.2	1.5	1.5	0.7	3.3	5.4	8.1	5.4	1.1
	June 2021	1.8	5.5	1.4	1.4	1.5	1.2	0.7	3.0	4.2	7.1	5.0	0.9
Gold mined (000 ounces)* – underground ore	**June 2022**	**281.7**	**87.7**	**–**	**–**	**–**	**–**	**–**	**194.0**	**57.2**	**56.0**	**80.9**	**–**
	March 2022	282.0	74.0	–	–	–	–	–	208.0	72.8	65.0	70.2	–
	June 2021	285.3	79.7	–	–	–	–	–	205.7	75.6	60.6	69.4	–
– surface ore	**June 2022**	**351.7**	**–**	**215.6**	**109.7**	**90.4**	**15.5**	**77.8**	**58.3**	**7.0**	**–**	**–**	**51.3**
	March 2022	332.8	–	238.4	122.9	92.3	23.2	48.8	45.6	–	–	–	45.6
	June 2021	360.8	–	257.2	125.2	108.2	23.8	41.8	61.7	25.4	–	–	36.4
– total	**June 2022**	**633.4**	**87.7**	**215.6**	**109.7**	**90.4**	**15.5**	**77.8**	**252.3**	**64.2**	**56.0**	**80.9**	**51.3**
	March 2022	614.8	74.0	238.4	122.9	92.3	23.2	48.8	253.6	72.8	65.0	70.2	45.6
	June 2021	646.1	79.7	257.2	125.2	108.2	23.8	41.8	267.4	101.0	60.6	69.4	36.4
Ore milled/treated (000 tonnes) – underground ore	**June 2022**	**1,569**	**415**	**–**	**–**	**–**	**–**	**–**	**1,154**	**473**	**292**	**388**	**–**
	March 2022	1,480	345	–	–	–	–	–	1,135	454	292	389	–
	June 2021	1,550	389	–	–	–	–	–	1,161	394	329	438	–
– underground waste	**June 2022**	**22**	**22**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	March 2022	57	57	–	–	–	–	–	–	–	–	–	–
	June 2021	31	31	–	–	–	–	–	–	–	–	–	–
– surface ore	**June 2022**	**9,098**	**327**	**5,331**	**3,518**	**1,180**	**632**	**1,687**	**1,753**	**547**	**–**	**–**	**1,206**
	March 2022	8,984	332	5,286	3,447	1,171	667	1,729	1,637	566	–	–	1,071
	June 2021	9,046	347	5,379	3,546	1,170	664	1,700	1,620	628	–	–	993
– total	**June 2022**	**10,689**	**764**	**5,331**	**3,518**	**1,180**	**632**	**1,687**	**2,907**	**1,020**	**292**	**388**	**1,206**
	March 2022	10,520	734	5,286	3,447	1,171	667	1,729	2,772	1,021	292	389	1,071
	June 2021	10,627	766	5,379	3,546	1,170	664	1,700	2,781	1,021	329	438	993
Yield (Grams per tonne) – underground ore	**June 2022**	**5.8**	**6.3**	**–**	**–**	**–**	**–**	**–**	**5.6**	**5.0**	**6.1**	**5.8**	**–**
	March 2022	5.9	6.9	–	–	–	–	–	5.6	5.1	6.7	5.3	–
	June 2021	5.0	5.4	–	–	–	–	–	4.9	4.6	5.7	4.5	–
– surface ore	**June 2022**	**1.2**	**0.1**	**1.3**	**1.1**	**1.7**	**1.1**	**1.4**	**1.1**	**1.1**	**–**	**–**	**1.1**
	March 2022	1.1	0.1	1.2	1.2	1.6	0.9	1.0	1.1	1.1	–	–	1.0
	June 2021	1.2	0.1	1.3	1.2	1.6	1.1	1.0	1.2	1.8	–	–	0.8
– combined	**June 2022**	**1.9**	**3.5**	**1.3**	**1.1**	**1.7**	**1.1**	**1.4**	**2.9**	**2.9**	**6.1**	**5.8**	**1.1**
	March 2022	1.8	3.3	1.2	1.2	1.6	0.9	1.0	2.9	2.9	6.7	5.3	1.0
	June 2021	1.7	2.8	1.3	1.2	1.6	1.1	1.0	2.7	2.9	5.7	4.5	0.8
Gold produced (000 ounces) – underground ore	**June 2022**	**290.8**	**84.4**	**–**	**–**	**–**	**–**	**–**	**206.4**	**76.6**	**57.4**	**72.4**	**–**
	March 2022	279.6	76.8	–	–	–	–	–	202.8	73.9	63.0	65.9	–
	June 2021	250.1	66.9	–	–	–	–	–	183.2	58.8	60.8	63.6	–

55

Gold Fields H1 Results 2022

Imperial ounces with metric tonnes and grade		Total Mine operations including Equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
– surface ore	**June 2022**	**352.4**	**1.5**	**214.5**	**128.8**	**63.2**	**22.5**	**73.9**	**62.6**	**19.8**	**–**	**–**	**42.8**
	March 2022	322.4	1.2	209.5	128.5	62.0	19.1	56.1	55.6	20.0	–	–	35.6
	June 2021	335.1	1.0	218.9	134.4	61.8	22.7	52.9	62.3	35.7	–	–	26.6
– total	**June 2022**	**643.3**	**85.9**	**214.5**	**128.8**	**63.2**	**22.5**	**73.9**	**269.0**	**96.4**	**57.4**	**72.4**	**42.8**
	March 2022	602.0	78.0	209.5	128.5	62.0	19.1	56.1	258.4	93.9	63.0	65.9	35.6
	June 2021	585.2	67.9	218.9	134.4	61.8	22.7	52.9	245.5	94.5	60.8	63.6	26.6
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)													
– underground	**June 2022**	**144**	**184**	**–**	**–**	**–**	**–**	**–**	**129**	**99**	**159**	**142**	**–**
	March 2022	142	172	–	–	–	–	–	131	107	162	136	–
	June 2021	134	177	–	–	–	–	–	119	120	126	112	–
– surface	**June 2022**	**30**	**14**	**30**	**27**	**41**	**30**	**36**	**26**	**29**	**–**	**–**	**25**
	March 2022	30	35	32	25	47	39	27	26	28	–	–	25
	June 2021	28	18	31	24	50	40	25	25	29	–	–	22
– total	**June 2022**	**47**	**112**	**30**	**27**	**41**	**30**	**36**	**67**	**62**	**159**	**142**	**25**
	March 2022	46	110	32	25	47	39	27	69	63	162	136	25
	June 2021	44	105	31	24	50	40	25	64	64	126	112	22

* Excludes surface material at South Deep.

56

Independent Auditor’s Review Report on Condensed Consolidated Financial Statements To the Shareholders of Gold Fields Limited We have reviewed the condensed consolidated interim financial statements of Gold Fields Limited, set out on pages 22 to 39 in the accompanying interim report, which comprise the condensed consolidated statement of financial position as at 30 June 2022 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes. Directors’ Responsibility for the Interim Financial Statements The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Gold Fields Limited for the six months ended 30 June 2022 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. Other matter Unless stated otherwise, we have not reviewed future financial performance and expectations, guidance provided, non-IFRS measures, including adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated interim financial statements and accordingly do not express a conclusion thereon as part of this review. In addition, the comparative information for the statement of financial position is based on the audited financial statements as at 31 December 2021. The comparative information for the condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows, and related explanatory notes, for the six-months ended 30 June 2021 has not been audited or reviewed. PricewaterhouseCoopers Inc. Director: PC Hough Registered Auditor Johannesburg, South Africa 25 August 2022 Gold Fields H1 Results 2022 57

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Fax: +27 11 562 9829 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 505000 Louisville, KY 40233 – 5000 Overnight correspondence should be sent to: BNY Mellon 462 South 4th Street, Suite 1600 Louisville, KY40202 email: shrrelations@cpushareownerservices.com Phone numbers Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Avishkar Nagaser Tel: +27 11 562 9775 Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 PO Box 61051 Marshalltown 2107 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group 10th Floor, Central Square 29 Wellington Street Leeds LSI 4 DL England Tel: 0371 664 0300 If you are outside the United Kingdom please call (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@† TP Goodlace† JE McGill^ PG Sibiya† SP Reid^†  ^Australian *British @Chilean #Ghanaian †Independent Director •Non-independent Director 58 Gold Fields H1 Results 2022

Certain forward-looking statements This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: • changes in the market price of gold, and to a lesser extent copper and silver; • material changes in the value of Rand and non-U.S. Dollar currencies; • difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa; • the ability of the Group to comply with requirements that it provide benefits to affected communities; • the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights; • court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims; • the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations; • the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures; • the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project; • changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates; • supply chain shortages and increases in the prices of production imports; • changes in health and safety regulations that could lead to claims or liability for regulatory breaches; • the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents; • loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions; • power cost increases as well as power stoppages, fluctuations and usage constraints; • regulation of greenhouse gas emissions and climate change; • high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions; • the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems; • the ability to obtain, renew and comply with, water use licences and water quality discharge standards; • the occurrence of future acid mine drainage related pollution; • geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; • economic, political or social instability in the countries where Gold Fields operates; • downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing; • reliance on outside contractors to conduct some of its operations; • ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; • the inability to modernise operations and remain competitive within the mining industry; • the effects of regional re-watering at South Deep; • the effects of a failure of a dam at a tailings facility and the closure of adjacent mines; • actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts; • the occurrence of labour disruptions and industrial actions; • the adequacy of the Group’s insurance coverage; • financial flexibility could be limited by South African exchange control regulations; • difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties; • the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders; • the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19); • the identification of a material weakness in disclosure and internal controls over financial reporting; • difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa; • liquidity risks in trading ordinary shares on JSE Limited; • Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and • shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options. Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Gold Fields H1 Results 2022 59

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